AR/S

12/31/01

COMDIAL®

Annual Report 2001

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

(A) GENERAL DEVELOPMENT OF BUSINESS

Comdial Corporation (together with its subsidiaries, "Comdial" or "the Company"), is a Delaware corporation formerly based in Charlottesville, Virginia. During the first quarter 2001, Comdial moved its corporate headquarters to Sarasota, Florida. Comdial was originally incorporated in Oregon in 1977 and was reincorporated in Delaware in 1982 when it acquired General Dynamics Telephone Systems Center, Inc. (formerly known as Stromberg-Carlson Telephone Systems, Inc.), a wholly owned subsidiary of General Dynamics Corporation. Comdial's common stock is traded in the Nasdaq SmallCap Market(R) of the National Association of Security Dealers Automated Quotation System ("Nasdaq(R)") under the symbol, "CMDL".

Comdial(R) designs and markets sophisticated voice communications solutions for small to mid-sized offices. Comdial products consist of business telephone systems, unified and voice messaging, call processing, and computer telephony integration solutions. Comdial currently has an installed base of approximately 375,000 telephone systems, 4 million telephones and 80,000 messaging systems.

During 2001, Comdial was comprised of three major business segments:(1) voice switching, (2) messaging, and (3) computer telephony integration ("CTI") applications and other.

RECENT DEVELOPMENTS

On March 6, 2002, Comdial and Bank of America entered into the First Amendment to the Amended and Restated Credit Agreement (the "First Amendment") which reduced the Revolver commitment to $8 million, reduced the Term Loan to approximately $4.9 million and agreed to extend the $1.5 million in letters of credit until March 31, 2003. Both the Revolver and the Term Loan mature March 31, 2003.

The First Amendment changed the schedule of principal payments on the Term Loan balance. The term note will start amortizing in September 2002 using a 36-month amortization schedule. The First Amendment also changed the applicable interest rate to an interest rate based on the Prime Rate plus a specified margin. Effective as of March 6, 2002, the interest rate is equal to the Prime Rate plus four percent. As of March 6, 2002, Comdial had no additional availability under the Revolver or the Term Loan.

Comdial's indebtedness to Bank of America under the Credit Agreement, as amended by the First Amendment is secured by liens on all of Comdial's properties and assets. The First Amendment modified the financial covenants relating to consolidated net income and contained other covenants related to consolidated net worth and cross default provisions. The First Amendment also provided for the waiver of all 2001 violations and defaults.

In addition to the terms discussed above, in connection with the First Amendment, $10 million of outstanding debt of Comdial to Bank of America was converted into Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock, par value $10 per share (the "Preferred Stock"). Comdial issued 1,000,000 shares of the Preferred Stock to Bank of America. The Preferred Stock can be converted at any time into a maximum of 1.5 million shares of Comdial common stock. This conversion ratio will be reduced to as low as 500,000 shares of common stock in the event Comdial elects to pay down the Term Loan by up to $3 million in connection with new investment into the Company by an outside investor. Comdial has a call option allowing it to buy out Bank of America's Preferred Stock at par value, but Bank of America has no mandatory redemption. The Preferred Stock has a 5 percent cumulative annual dividend if paid with cash or 10 percent if paid in common stock, at the election of Comdial. The shares of common stock issuable to Bank of America upon conversion of the Preferred Stock and as payment of dividends are subject to certain demand and piggyback registration rights pursuant to a registration rights agreement which will require the Company to register such shares of common stock for resale in the public market upon request.

In the first quarter of 2002, the Company reached agreements with certain vendors and other creditors to forgive $7.1 million in current non-bank obligations, net of fees payable to the debt management firm that the Company hired to assist with these efforts. These liabilities included amounts owed to a former distributor of the Company's products, several component parts suppliers and a seller of industrial equipment. The gains on forgiveness of $4.6 million will be recognized in 2002.

Included in the non-bank obligations reduction is $2.1 million related to a promissory note that was canceled by a supplier upon Comdial returning the original inventory purchased from the supplier. Upon return of the inventory, Comdial entered into a purchase commitment with the supplier to repurchase the inventory by January 2007, with a minimum monthly purchase amount of $25,000. Also included in the non-bank obligations reduction is $0.5 million related to a supplier canceling the amount owed by Comdial in exchange for a purchase commitment of $0.8 million for product that Comdial must purchase by December 2002.

On March 21, 2002, the Company and Relational Funding Corporation and its assignees (collectively "RFC") reached agreement to reduce the total payments due under the operating and capital leases from a combined balance of approximately $5.5 million to a payout schedule over 72 months totaling approximately $2.3 million. For the first 30 months, the monthly payment is $39,621, which then reduces to $25,282. In addition, Comdial agreed to provide RFC warrants to purchase 175,000 shares of the common stock of the Company for $0.61 per share, which have an estimated fair market value of approximately $0.1 million.

RESTRUCTURING

In 2000, due to declining market conditions, unfavorable economic factors, uncompetitive product costs, and excess inventory levels, the Board of Directors and management deemed it necessary to develop a plan to restructure the Company. This plan was approved by the Board of Directors, and implementation commenced during the fourth quarter of 2000. Significant terms of the restructuring plan ("the Plan") included outsourcing the manufacturing operations, reducing the Company's workforce and selling the headquarters and manufacturing facility in Virginia. The primary objectives of the Plan were:

1. Consolidation of business units
2. Reorganization of the management team
3. Reorganization of functional departments
4. Relocation/consolidation of headquarters operations
5. Outsourcing of the manufacturing operations
6. Sale of the Virginia manufacturing facility
7. Streamlining product lines
8. Achievement of overall cost savings and efficiencies

CONSOLIDATION, REORGANIZATION AND RELOCATION

During 2000, each of the four strategic business units within Comdial: CCC, KVT, CES, and CBCC/Array, had its own engineering, finance, information technology ("IT"), marketing and administrative functions. Comdial determined that this structure was not sufficiently effective with respect to the Company's strategic objectives. Consequently, from a functional standpoint, CCC, KVT, and CES were combined under the Comdial Corporate umbrella during the first quarter of 2001. In conjunction with this combination, management and functional departments were also reorganized to create a more efficient use of common corporate infrastructure and eliminate redundant functions.

After approving the Plan, management immediately began to identify potential outsourcing partners and downsize its current workforce. Pursuant to the Plan, 152 employees were terminated effective December 15, 2000, another 222 employees were notified as of December 28, 2000 that their positions would be eliminated during 2001. As of December 31, 2001 a total of 342 employees have been terminated as part of the Plan. (See Note 15 to the Consolidated Financial Statements).

The relocation and consolidation of certain functions from Virginia to Florida was substantially completed during the first quarter of 2001. The Company achieved significant cost savings during 2001 due to the consolidation of administrative, information technology, finance, and sales and marketing functions.

OUTSOURCING MANUFACTURING OPERATIONS

In January 2001, the Company entered into an agreement with an overseas manufacturer to produce a cost-competitive small key system to supplement the Company's offerings.

In February 2001, the Company entered into an agreement with a domestic manufacturer to outsource certain of its existing manufacturing operations. During 2001, the Company transitioned a significant portion of its manufacturing operations to this manufacturer.

In August of 2001, the Company added a third manufacturing outsource partner, also foreign-based, to allow for increased capacity of its telephone manufacturing requirements.

At the present time, the Company believes it has a sufficient number of outsource manufacturers. However, the Company will continue to look at alternative manufacturers to ensure it receives the best product value for its customers.

The Company does not own any equity interests or provide any form of debt financing to its outsourcing partners.

SALE OF VIRGINIA FACILITY

On March 9, 2001, the Company sold its Virginia manufacturing facility in a sale leaseback. The Company is leasing approximately 120,000 square feet of space for low volume board production, light assembly work, warehousing, engineering, and technical services functions under a three year agreement.

STREAMLINING PRODUCT LINES AND COST SAVINGS

During the fourth quarter of 2000, the Company undertook a rigorous analysis of the number of telephone and circuit boards it marketed to its customers. As a result, Comdial has significantly reduced the number of telephone models available by discontinuing items with low demand and/or redundant items. Low demand versions of circuit cards used in the FX(tm) and DXP(tm) systems were also eliminated. During 2001, Comdial streamlined the number of telephones offered in conjunction with its digital systems from over 50 models to 8. Likewise, the number of key system model numbers was also reduced from thirteen to six. The Company has benefited as a result of this streamlining. More volume concentrated on fewer products has reduced product cost and inventory levels, while making the product lines easier to configure, warehouse and sell.

EVENTS OF SEPTEMBER 11, 2001 AFFECT COMDIAL SALES

On September 28, 2001, management and the Board approved and executed a second restructuring plan in response to the downturn in the economy and the events of September 11, 2001. This second plan was designed to achieve certain operational and financial efficiencies throughout the organization. The Company also developed a contingency plan to quickly react if the disaster proved to cause more serious economic effects to the company.

Significant terms of the second plan included downsizing the workforce in both the Sarasota and Charlottesville locations. Accordingly, reductions were made across several departments including sales, finance, manufacturing, engineering, and technical support. Thirty employees in total were notified that their positions had been eliminated on September 28, 2001.

During the month of October, it became clear to management that further restructuring was required and that the Company's contingency plan must be implemented. Accordingly, a third restructuring plan was announced in November 2001. The Company decided to make some fundamental changes to the engineering department, as well as cut expenses further in light of the events of September 11, and the effects that this event had on the sales of its products. The Company announced that it would be outsourcing the entire production and assembly work presently being conducted in Charlottesville. The Company announced it would eliminate more than 75 positions between November 2001 and April 2002 as it totally exits manufacturing.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Some of the statements included or incorporated by reference into our Securities and Exchange Commission filings, press releases, and shareholder communications and other information provided periodically in writing or orally by our officers, directors or agents, including this Form 10-K, are forward- looking statements that are subject to risks and uncertainties. These forward- looking statements are not historical facts but rather are based on certain expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "may", "will", "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. Some of the risks and uncertainties include, but are not limited to:

- any inability to stem continued operating losses and to generate positive cash flow;
- any adverse impact of competitors' products;
- delays in development of highly complex products;
- lower than anticipated product demand and lack of market acceptance;
- adverse market fluctuations caused by general economic conditions;
- any negative impact resulting from the outsourcing of manufacturing and the continued risks associated with outsourcing;
- any lack of success of our restructuring plans;
- any inability to meet our restructured debt obligations to Bank of America, N.A., including, without limitation, compliance with all applicable covenants;
- any inability to renegotiate on favorable terms or otherwise meet our obligations to suppliers and other creditors;
- the risk of de-listing from the Nasdaq SmallCap Market;
- unfavorable outcomes in any pending litigation;
- any inability to form or maintain key strategic alliances;
- our inability to raise capital when needed;
- any continued reductions in our liquidity and working capital;
- the significant dilutive effect on existing stockholders of issuances of stock to Bank of America and other creditors;
- any adverse impact to the market of our stock if Bank of America elects to sell a material amount of shares;
- any negative impact resulting from our downsizing of our workforce;
- unanticipated liabilities or expenses;
- the availability and pricing of parts and components;
- other risks detailed from time to time in our filings with the Securities and Exchange Commission.

These risks could cause our actual results for 2002 and beyond to differ materially from those expressed, implied or forecasted in any forward-looking statement made by, or on behalf of, us. We undertake no obligation to publicly update or revise the forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events.

OUTSOURCING RISKS

As part of its restructuring program, Comdial outsourced substantially all of its manufacturing requirements. Outsourced manufacturing is carried out in three principal locations: Asia, Mexico and Florida. It is expected that all manufacturing will be outsourced by the end of the second quarter of 2002. Outsourcing carries certain risks which include, but may not be limited to: the financial solvency, labor concerns and general business condition of Comdial's outsourcing contractors, political, legal and economic conditions, language and cultural barriers, trade barriers, currency fluctuations and changes in regulatory requirements related to foreign locations, risks of fire, flood or acts of God affecting manufacturing facilities and Comdial's ability to meet its financial obligations to our outsourcing contractors. In addition, Comdial's outsourcing contractors acquire component parts from various suppliers. Similar risks are involved in such procurement efforts. Due to the Company's dependency on outsourced manufacturing and the inherent difficulty in replacing outsourced manufacturing capacity in an efficient or expeditious manner, the occurrence of any condition preventing or hindering the manufacture or delivery of manufactured goods by any one or more of its outsourcing contractors could have a material adverse effect on Comdial's business and financial results.

INDUSTRY BACKGROUND

Comdial's primary business and product offerings fall into three categories: (1) voice switching systems, (2) voice messaging systems, and (3) computer telephony integration ("CTI") applications that incorporate voice messaging and voice processing products with advanced computer technologies and/or Internet applications. All of these businesses are focused on small- to medium-sized offices, are highly competitive and are influenced by trends and events in technology, regulation and the general economy.

VOICE SWITCHING SYSTEMS

Comdial produces and markets digital voice switching systems known as key/hybrid systems. Historically, voice-switching systems were categorized as either key/hybrid systems or Private Branch Exchanges ("PBXs"). Key/hybrid systems are typically purchased by small- to medium-sized offices of small to large organizations with 3 to 500 employees per location or branch office, while larger businesses with more than 500 employees in one location typically purchase PBXs. However, design advances in key/hybrid systems and PBXs in recent years have blurred the distinction between the two systems. As key/hybrid systems continue to evolve, they increasingly encroach on the domain of the traditional PBXs, and vice versa.

A basic business telephone system consists of: (a) a central switching unit, (b) telephone instruments, (c) associated wiring and connection hardware, (d) system software, and (e) adjunct devices such as facsimile machines and voice processing systems. Voice switching systems are measured in terms of "ports". A port is an access point on the switch to an outside trunk or terminal device. Examples of terminal devices include telephones, facsimile machines, modems, and voice mail ports. Examples of trunks include standard business lines and digital lines such as ISDN and T-1, as well as other types of circuits provided by a telephone company or an alternative service provider. With the proliferation of modems, facsimile machines, and voice mail systems, the demand for port capacity in key/hybrid systems has grown.

Due to the voice and data convergence phenomenon, data access to Internet Protocol (IP) networks and the Internet as a type of access point is becoming increasingly important in voice switching systems. As part of this technology change the emergence of IP-based terminal devices such as IP telephones are becoming an important component in the Company's product portfolio. Data access points are available for trunks, terminal devices and networking. The Company accomplishes this with an IP media board that supports voice over IP (VoIP) protocols. The Company has developed an IP telephone, which is currently manufactured by one of its outsourcing partners.

The 2001 enterprise communications market size dramatically decreased by 24.3 percent in terms of number of systems shipped. Comdial's systems shipped remained approximately flat year over year at -0.2 percent. The first half of 2001 resulted in a 12.6 percent decrease, while Comdial improved in the second half by increasing units shipped by 14.3 percent year over year. For the year, Comdial increased its market share by approximately 31.9 percent from approximately 4.1 percent to 5.5 percent. The Company is ranked seventh behind Avaya, Panasonic Company, Nortel, NEC, Inter-tel, and Toshiba, according to the Phillips Infotech, Enterprise Communications Fourth Quarter 2001 Report.

The domestic demand for traditional key/hybrid switching systems, as projected by Phillips Infotech, a leading industry market analyst firm, is expected to decline 27.6 percent, decline 4.1 percent, and increase 3 percent in 2001, 2002, and 2003, respectively. Per the same firm, the key/hybrid market is expected to generate revenues of approximately $1.53 billion, $1.45 billion, and $1.48 billion in 2001, 2002, and 2003, respectively.

The PBX switching systems market, where Comdial has no product offerings, is expected to decline 27.2 percent, decline 5.1 percent, and remain unchanged in 2001, 2002, and 2003, respectively. The PBX market is expected to generate revenues of $2.89 billion, $2.71 billion, and $2.66 billion in 2001, 2002, and 2003, respectively, according to the Phillips Infotech, Enterprise Communications Third Quarter 2001 Report.

The IP PBX switching market in terms of stations shipped, a market that Comdial introduced new products to in late 2001, is expected to grow 202 percent, 40.8 percent, and 47.8 in 2001, 2002, and 2003, respectively. This projected growth translates into revenues of approximately $757 million, $984 million, and $1.37 billion in 2001, 2002, and 2003, respectively, according to the Phillips Infotech, Enterprise Communications Third Quarter 2001 Report.

The year 2002 and 2003 projected declines in the key/hybrid and PBX markets are primarily due to the adoption of IP PBX systems. In 2001, Comdial gained market share in the key/hybrid market and started selling in the emerging IP PBX segment. The Company believes it is well positioned to compete effectively in both markets. The Company's FX IITM product is classified as a converged IP telephony system and provides customers with the option of deploying circuit switched and/or packet switched solutions. The FX II is Comdial's key entry to the projected high growth IP PBX market.

VOICE MESSAGING

As the market for voice processing systems has matured, a new variation known as "unified messaging" has evolved. Unified messaging provides a means of storing voice and fax messages along side email messages in a single location (such as the "inbox" associated with Microsoft(R) Outlook(R) in-box). Unified messaging enables a system user to play voice mail messages (using the sound capabilities of their PC) at the same time the user is picking up their email messages. The user can also annotate, store and forward voice messages in the same manner as e-mail messages. Unified messaging also allows the user to listen to voice messages via the telephone and also listen to e-mail messages via the telephone through the use of sophisticated text-to-speech software. The unified messaging "in-box" is a multimedia store for voice, fax and e-mail messages. In 1999, Comdial introduced iNTerchange(TM), its unified messaging system combining voice mail, fax, and e-mail. Comdial's iNTerchange unified messaging system is available in several sizes and configurations. iNTerchange integrates with Microsoft(R) Exchange and other popular e-mail servers. According to IDC's February 2001 press release, the number of UM mailboxes is projected to increase from 1 million in 1999 to more than 38 million in 2004. Vendor revenues in this market are expected to jump from $132 million to nearly $2 billion during this time. iNTerchange, in combination with Corporate Office(TM), Comdial's mid- market offering, and Debut(TM), its entry-level product, constitute a complete range of voice processing solutions. These products provide voice processing for applications ranging in size from 2 to 64 ports. Most Comdial sales are in the 2 to 8 port range, corresponding with the needs of small to mid-size offices that are Comdial's primary markets.

According to Phillips Infotech in terms of systems shipped, for the year ending 2000, Comdial with its subsidiary key voice was ranked fourth with 6.4 percent market share behind Avays, Nortel, and Active Voice. For the first half year 2001 (year-end 2001 figures have not yet been released), the Company was ranked sixth with 4.3 percent market share behind Avays, Nortel, Panasonic, NHC (via its acquisition of Active Voice), and Toshiba. Comdial believes that its second half performance will boost its voice mail market standings.

COMPUTER TELEPHONY INTEGRATION SOLUTIONS AND OTHER

Comdial has also developed sophisticated desktop software applications designed to run in a Microsoft Windows(R)/Outlook environment. Examples of these applications include Impact Attendant(TM), Impact Group(TM), and Impact Call(TM). All of these applications enable a PC user to visually monitor and control (transfer, hold, etc.) phone calls. The call control capabilities of these desktop applications are enabled by Comdial's "Enterprise" CTI link and WideOpen Office(TM), a server based program. The market for CTI products is very diverse and difficult to quantify. Most of Comdial's CTI sales derive from sales of the Company's switching and/or voice messaging products. Comdial has also developed products targeted at vertical markets. Two examples include the "Concierge(TM)", a hotel/motel targeted market, and "Avalon(TM)", an assisted living targeted market. Comdial sold its Avalon business in 2001 (discussed in greater detail in the following section) to a company focused exclusively in the health care market, who will now be a reseller of other Comdial equipment.

STRATEGY

Comdial seeks to expand sales and profits by:

1. Focusing on its core competencies in the switching and messaging markets and introducing feature-rich and competitively priced products;
2. Leveraging the core competency in communications technology to develop and introduce advanced IP telephony products and solutions;
3. Leveraging its expertise in messaging and offering technologically advanced solutions like unified messaging at a competitive price point;
4. Increasing profitability and penetration of government and national account opportunities through a channel-centric strategy versus the Company's direct model;
5. Expanding voice processing software sales in international markets; and
6. Adding recurring revenue opportunities by offering bundled solutions to users, which integrate Comdial hardware and software products with various service offerings.

PRODUCT OFFERINGS

Comdial currently offers digital business telephone systems, wired and wireless terminals, computer and telephony software applications, voice processing and unified messaging systems, Voice Over Internet Protocol ("VoIP"), and other products along with a variety of product enhancements. Comdial believes that it offers a competitive range of products enabling dealers to meet differing price and feature requirements. Comdial strives to introduce new products that meet the needs of a changing market.

Comdial currently provides the newly released DX-80(TM) and FX II(TM), plus the Impact FX(TM), DXP and DSU(TM) switching products. In 2001, Comdial introduced the DX-80 digital key system and the FX II digital key system. The DX-80 and the FX II are expected to continue to cannibalize sales of the DXP and DSU, which Comdial plans to retire in 2002. The DX-80 is positioned for the lower end of the small to medium office market and provides a unique set of features at a very competitive price coupled with easy installation and operation.

The FX II appeals to a broad range of customers due to its robust advanced feature set and scalability. Businesses with as few as 10 people can afford the FX II. The FX II is Comdial's most current and sophisticated switching platform. The FX II is expandable to 560 ports. The FXII differs from Comdial's other switching platforms in that it is more "open" and more software-intensive. The FX II is a rack mountable version of the FX platform. FX II is designed to provide a lower initial cost of entry for customers who desire the sophisticated features including IP gateway functionality, support for IP telephones and digital trunk capabilities. The rack mount design provides convenient installation alongside other rack-mounted IT equipment. Alternatively, the FX II can be wall mounted.

The introduction of the FX II provides Comdial with a competitive, feature-rich product offering that is scaleable though chassis expansion and networking, thereby servicing a broader range of customer size segments, which should result in improved sales.

The FX II supports fiber connectivity for chassis expansion. Fiber connectivity provides a fiber optic link between cabinets for optimal equipment placement in environments that can benefit from multiple cabinets in the same application, but separated by up to 2500 meters. Typical applications for fiber connectivity are campus environments and multi-level buildings.

The FX II's networking capabilities allow multiple locations to share one numbering plan and feature transparency throughout the network. This feature is important for applications where multiple locations require total integration of the communications system. For example, the FX II network design has enjoyed success in the campus environment of educational facilities.

In addition to the networking feature based on dedicated telecom facilities, the FX II also supports IP networking. IP networking allows the networking of switching systems over data facilities. This is important as voice and data now can share the same wide area or local area network reducing the total cost of ownership of the system by leveraging the existing facilities instead of separate facilities for data and telecom. Comdial provides for the use of multiple compression algorithms to best suit the users application and bandwidth requirements.

Comdial offers the iNTerchange(TM) unified messaging, Corporate Office, and Debut voice messaging systems. Comdial also provides CTI based products that work in conjunction with the FX and or DXP. These CTI products are "Concierge" for the hospitality industry, Enhanced Customer Service features for informal call centers, and QuickQ, which provides automatic call distributor ("ACD") functionality designed for more sophisticated call centers. Sales of these products constitute the majority of Comdial's CTI sales revenue.

PRODUCT DEVELOPMENT / NEW PRODUCTS

Comdial currently has a number of new products and product enhancements either in testing or scheduled for release during 2002. These include: new IMAP4 protocol support for iNTerchange, an enhanced IP telephone, a new voice processing platform for the DX-80, more advanced call center functionality for our Enhanced Customer Service feature, a new wireless telephone, a new CPU enhancement designed for advanced next generation functionality, enhancements to its line and station cards, as well as a next generation, open-standards-based product designed around Session Initiation Protocol ("SIP") and Microsoft's .NET initiative.

Throughout 2001 and beyond, Comdial plans to continue to evolve IP-based capabilities for both the switching and voice processing product lines. The Company plans to continue to enhance new technologies and incorporate them into existing products based on the maturity of the technology and customer perceived value-add.

PRODUCT DISTRIBUTION

The majority of Comdial's products are sold to the end-user through a network of Comdial authorized dealers. The Company has authorized dealers in every major metropolitan area in the U.S. These dealers purchase Comdial products from Comdial-authorized distributors. Use of the distributors enables Comdial to minimize receivables credit risk, sales administration and inventory. The distributors also make Comdial products widely available on a same-day or next- day basis. Comdial dealers benefit from having multiple sources from which they can obtain product on short notice, which keeps down the cost of the product to dealers and minimizes the need for dealers to maintain their own inventory.

Comdial is in the process of shifting most of its products into the distribution channel. In January 2002, it introduced all of its voice messaging and unified messaging products to the distributors as well as many telephony products that Comdial sold direct. This enhances the position of Comdial with respect to its warehousing, customer credit exposure and simplifies its dealer and rebate programs. In addition, Comdial is engaged in discussions with its distributors regarding how to migrate its direct national accounts and government sales to the distribution channel. This strategy will further reduce Comdial's receivables risk and increase geographic scope and coverage.

STRATEGIC ALLIANCES

Comdial plans to continue to evaluate strategic alliances where it can either generate more customers or enhance its product lines and utilize its distribution power through the dealer channel.

(B) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

During the fiscal years ended December 31, 2001, 2000, and 1999, substantially all of Comdial's sales, net income (loss), and identifiable net assets were attributable to the telecommunications industry. Additional information is included in Note 12 to the consolidated financial statements.

Product Sales Information:

The following table presents certain relevant information concerning Comdial's business segments for the periods indicated:

Years Ended December 31, (In thousands)	2001	2000	1999
Business segment sales:			
Switching	$53,511	$49,545	$ 81,868
Messaging	15,183	28,014	38,907
CTI and other	7,473	12,005	19,982
Net sales (a)	$76,167	$89,564	$140,757

(a) During 2001, the Company classified certain sales rebates and incentives as a reduction of revenue. Previously, these incentives were classified as a selling, general and administrative expense. The Company has also reclassified such amounts for fiscal years 2000 and 1999 to conform to the 2001 presentation. These and other reclassifications had no effect on operating or net income.

(C) NARRATIVE DESCRIPTION OF BUSINESS

PRODUCTS

Comdial has strategically changed its product portfolio. While the new product portfolio consists of fewer product SKUs, it represents, in management's opinion, the strongest most scalable product lineup ever offered by Comdial. By significantly reducing the number of similar products and focusing on increasing volume and lowering product costs, the Company intends to strengthen its ability to provide stable profit margins in the future. We believe this also enhances the Company's competitive position. This strategic product shift was the key benefit of the restructuring plans.

Comdial offers a variety of communications products, including switching products, messaging systems, CTI solutions and other software applications. Comdial's telecommunications products meet the requirements of three agencies: (1) the Federal Communications Commission ("FCC"), (2) an independent laboratory approved by the Occupational Safety and Health Act Commission ("OSHA") to produce safety standards, and (3) a nationally recognized test laboratory that performs product evaluations. Selected products are also registered with the Canadian government and are Canadian safety certified.

SWITCHING

The following products comprised the majority of Switching sales:

The FX II is Comdial's most current and sophisticated switching platform and is expandable to 560 ports. Since its introduction of the original FX in 1997, Comdial has continually enhanced the FX Series. The FX II differs from Comdial's other switching platforms due to its open, software-enhanced, scaleable architecture. The introduction of the FX II increases Comdial's competitiveness for a broader range of applications, thus expanding its market opportunity, which should in turn produce incremental sales.

The DXP system, originally introduced in 1992, has had several major upgrades over the years. The DXP was the first Comdial digital switching platform that expanded to 560 ports. The Company expects sales of the FX II to continue replacing sales of the DXP during 2002.

The DSU (Digital Service Unit) system, originally introduced in 1990, has been the mainstay of Comdial's key system offering. The DSU has been used as the platform for three iterations of key system products: the Impact (using Impact phones), Impact SCS (using Impact SCS phones) and the Impression(TM). The Impression was discontinued during first quarter of 2001. The Company expects sales of DX-80 and FX II to continue replacing sales of the DSU during 2002. Impact telephones were introduced in 1992. These telephones offer a variety of features, including an interactive liquid crystal display ("LCD"), programmable feature keys, three color lighted status indicators, and subdued off-hook voice announce for receiving intercom calls while on a telephone call. The phones are offered in a variety of models, distinguished by the number of programmable buttons, an optional display, and an optional speakerphone. Impact phones can be used with the FX, DXP and DSU switching platforms, thus providing customers with investment protection as they upgrade from one switch to another.

Impact SCS was introduced in 1997. Impact SCS retains many of the original Impact telephone models, but has a new design and other distinguishing capabilities such as a full-duplex speakerphone model, simultaneous voice and data, large screen display and adjustable viewing angle. Impact phones can be used with the FX, DXP and DSU switching platforms, again offering customers investment protection when upgrading their switch.

The DX-80 is a new all-in-one digital key system with advanced features including voice mail, live call screening, auto attendant, plus others. This new system is competitively priced and has resulted in an increase in market share in the small office market segment. The DX-80 was released in Q1 of 2001. In spite of a difficult year for equipment sales, the DX-80 performed well in 2001.

MESSAGING

Debut was introduced in 1998 to meet the needs of small offices seeking basic voice processing capabilities at an attractive price.

Corporate Office(TM), introduced in 1996, is the trade name of a PC-based voice processing system. The product provides all standard voice processing features such as auto attendant, voice store and forward, multiple greetings, and individual voice mail boxes. Advanced features such as fax tone detection, audio text (interactive response to user touch-tone commands), and Visual Call Management(TM) (the ability to view voice messages from a PC) are also available. Corporate Office can be integrated with Comdial's digital telephone systems so that display messages on liquid crystal display ("LCD") terminals prompt user operations. The Company offers similar integration packages for telephone systems made by other companies. Corporate Office is offered in 4 to 64 port configurations. Corporate Office is available in a variety of form factors and utilizes various Microsoft operating systems. Voice storage capacity is virtually unlimited, which is an advantage of PC-based design.

iNTerchange is a unified messaging system that was introduced in the third quarter of 1999. This system was specifically designed to meet both small and large company needs. It is a Microsoft Windows 2000(TM) based unified messaging system that fits into any office's local area network ("LAN") and combines voice mail, fax and e-mail capabilities. The system provides a way to better prioritize messages with more efficient alternatives for receiving and responding to each type of electronic messaging.

COMPUTER TELEPHONE INTEGRATION ("CTI") SOLUTIONS AND OTHER SOFTWARE APPLICATIONS

QuickQ ACD, introduced in 1994, is an automatic call distributor ("ACD"), designed for call center use. The QuickQ ACD answers and distributes incoming calls rapidly and efficiently, helping to assure maximum call center productivity and superior customer response levels. The Company also has a call center product for informal call centers called Enhanced Customer Service ("ECS"), which is integrated into Comdial's messaging systems. Informal call centers are call centers that do not require some of the added sophistication of QuickQ, but require sophisticated call routing and queuing. ECS provides an entry-level call routing and queuing for informal call centers as part of our messaging platform. The Company is enhancing ECS and expects to create a superior version later in 2002.

DISCONTINUED VERTICAL MARKET PRODUCTS

Due to the restructuring of the business, the Company has decided to exit the direct sales of Avalon vertical market application for the assisted living market. The Company sold the Avalon business assets to Fidelity Telealarm in October 2001. It is expected that Fidelity will resell Comdial products alongside its solutions. The Company has now completely exited this business, which had negative financial results.

SALES AND MARKETING

Comdial markets its products through both direct and indirect channels. Indirect channels include both one-tiered and two-tier distribution. Comdial's primary channel of distribution to U.S. and Canadian markets is through five wholesale distributors, which in turn, resell to hundreds of independent dealers.

Three supply houses collectively account for more than 65% of Comdial's net sales. These are ALLTEL Supply, Inc. ("ALLTEL"), Graybar Electric Company, Inc. ("Graybar"), and Sprint/North Supply, Inc. ("North Supply"). In 2001, net sales to ALLTEL, Graybar, and North Supply amounted to approximately $9.1 million (12%), $29.8 million (39%), and $11.0 million (14%), respectively.

Comdial has established four classes of dealers that purchase Comdial's products from distributors for sale to end-users. These are Platinum, Gold, Associate, and General Interconnect. Comdial offers an incentive package for Platinum and Gold dealers, including exclusive access to certain products, cash rebates related to dealer purchase levels, cooperative advertising allowances, a measure of territorial protection, toll free assistance, and training. Platinum and Gold dealers have sales quotas, and Comdial's sales department monitors their performance against these targets. Associate and General Interconnect dealers purchase Comdial's products on an as-needed basis, and are not rewarded through product rebates. Associate and General Interconnect dealers do not have quotas but also do not have access to certain "Dealer Only" products, a reduced cooperative advertising allowance, and other preferred dealer services that are offered by Comdial.

Comdial supports its existing dealers and seeks to attract new dealers through direct selling efforts, joint sales activities with distributors, and other new dealer recruitment tactics.

Comdial has defined thirteen geographic sales territories, each of which include a regional sales manager ("RSM") who is responsible for recruiting new dealers, as well as managing existing dealers. Dealers are supported through thirteen dedicated inside sales representatives, direct mail, and local product seminars often organized by distributors. To stimulate demand, each RSM makes joint sales calls with dealers to end-users and trains dealer sales personnel in product benefits. Product specialists at Comdial are available to help engineer complex configurations and solve any technical problems.

Comdial's dealers sell Comdial's products to end-users and provide after-sale support. Comdial maintains a technical staff devoted to dealer technical support. Comdial also generally provides a limited warranty on elements of its products up to a maximum of 24 months.

Other indirect channels include OEM relationships, international sales, and dealer direct sales for specific products.

In recent years, Comdial initiated a national accounts marketing program to market its products to large multi-location end-users. The branch offices and retail outlets that employ 5-500 employees are a good fit with Comdial's product line. The program allows end-users to contract with one entity (Comdial or designated partner) for sales, while achieving local installations and maintenance from Comdial's network of independent dealers. This program is also a key delivery vehicle for sophisticated computer telephony solutions sales that often require advanced custom integration and superior knowledge and understanding of end-user communications and business objectives. The National Accounts Marketing Program allows Comdial to work directly with end-users to assure that the best combination of Comdial and, if necessary, third party products are incorporated into the final solution. Comdial employs dedicated personnel to close national accounts' contracts, yet, leverages its regional sales managers and dealer network to identify prospects.

Because the bulk of Comdial's sales are made under short-term sales orders issued by customers on a month-to-month basis rather than under long-term supply contracts, backlog is not considered material to Comdial's business.

ENGINEERING, RESEARCH AND DEVELOPMENT

Comdial believes that it must continue to introduce new products and enhance existing products to maintain a competitive position in the marketplace. Comdial's engineering department, working in collaboration with the marketing and manufacturing departments, is responsible for design of new products and enhancements. Significant amounts of engineering expenditures are dedicated to new product development, with the balance used for cost reductions and performance enhancements to existing products. Comdial strives to ensure research and development resources are spent on projects that provide the best return and have the most strategic value. This may at times mean utilizing resources outside the company on a contract basis or partnering with other companies to bring products and/or features faster to the market place.

Research and development costs for the fiscal years ended 2001, 2000 and 1999, comprise the majority of engineering, research, and development costs, which were $7.6 million, $6.3 million and $9.7 million, respectively. Comdial is unable to segregate and quantify the amount of research and development costs from other engineering costs for such fiscal years.

Some of the research and development costs associated with the development of product software have been capitalized as incurred. The accounting for such software follow the provisions of Statement of Financial Accounting Standards ("SFAS") No. 86. The amounts capitalized in 2001, 2000 and 1999 were $2.8 million, $4.4 million and $4.7 million, respectively. The amortization expense of capitalized software development costs in 2001, 2000 and 1999 were $3.1 million, $3.3 million and $2.4 million, respectively.

MANUFACTURING AND QUALITY CONTROL

Comdial has streamlined its product offerings in 2000 and 2001 by eliminating products and models that were redundant and/or low volume, thereby simplifying outsourcing and reducing the associated risk. This action also has the added benefit of concentrating more volume on the remaining models, which is expected to have a positive effect on cost, efficiency and quality. During 2001, Comdial successfully completed substantially all of its outsourcing objectives. The Company believes that outsourcing the manufacturing of its products will return benefits in the form of lower costs, higher margins and competitively priced products. While 2001 has been a restructuring year for the Company, the outsourcing of the majority of its products has already resulted in significant benefits to the Company. The Company has experienced minor disruptions in its supply chain during this process. The quality of the products produced by its outsourcing partners has been good and the Company expects to maintain or improve the quality over time.

COMPETITION

The market for Comdial's switching and voice-processing products is highly competitive. Comdial competes with over 25 suppliers of small business telephone systems, many of which have significantly greater resources. Examples are Avaya, Nortel Networks, Cisco, 3Com, NEC, Inter-tel, Vodavi, Panasonic, and Toshiba Corporation. Key competitive factors in the sale of telephone systems and related applications include performance, features, reliability, service and support, name recognition, distribution capability, and price. Comdial believes that it competes favorably in its market with respect to the performance, features, reliability, distribution capability, and price of its systems, as well as the level of service and support that Comdial provides. In marketing its telephone systems, Comdial also emphasizes system expandability, quality, and high technology features including the IP and CTI capabilities of its products.

Comdial expects that competition will continue to be intense in the markets it serves, and there can be no assurance that Comdial will be able to continue to compete successfully in the marketplace or that Comdial will be able to maintain its current dealer network.

INTELLECTUAL PROPERTY

From time to time, Comdial has been subject to proceedings alleging infringement by Comdial of intellectual property rights of others. Such proceedings could require Comdial to expend significant sums in litigation, pay significant damages, develop non-infringing technology, or acquire licenses to the technology that is the subject of the asserted infringement, any of which could have a material adverse effect on Comdial's business. Moreover, Comdial relies upon copyright, trademark, patents and trade secret protection to protect Comdial's proprietary rights in its products. There can be no assurance that these protections will be adequate to deter misappropriation of Comdial's technologies or independent third- party development of similar technologies.

The business telecommunications industry is characterized by rapid technological change. Industry participants often find it necessary to develop products and features similar to those introduced by others, with incomplete knowledge of whether patent protection may have been applied for or may ultimately be obtained by competitors or others. The telecommunications manufacturing industry has historically witnessed numerous allegations of patent infringement and considerable related litigation among competitors. Comdial itself has received claims of patent infringement from several parties that sometimes seek substantial sums. In response to prior infringement claims, Comdial has pursued and obtained nonexclusive licenses entitling Comdial to utilize certain fundamental patented functions that are widely licensed and used in the telecommunications manufacturing industry. These licenses will either expire at the end of the patent license or the end of an agreed-to period. The Company holds certain licenses with Avaya Inc., however, at this time the Company has informed Avaya it is not in a position to pay the fees that Avaya claims are owed pursuant to the licenses.

EMPLOYEES

As of December 31, 2001, Comdial, including subsidiaries, had 258 full-time employees, of whom 51 were engaged in manufacturing, 35 in engineering, 115 in sales and support, and 57 in general management and administration. During 2000 and 2001, Comdial initiated restructuring programs that included outsourcing the manufacturing of most of its products. As a result, the Company experienced a reduction in its workforce by 303 employees during 2001. During the first half of 2002, Comdial expects to reduce the workforce by more than 50 people. Continued assessment of cost efficiencies may necessitate additional headcount reductions.

ITEM 2. PROPERTIES

In March 2001, the Company sold its Charlottesville, Virginia, headquarters and manufacturing facility to Seminole Trail Properties, LLC ("STP"). The purchase price for the property was $11.4 million, all of which was collected in 2001.

The Company is leasing back a portion of the facility through August 31, 2003, for low volume board production, light assembly, engineering, and technical services functions. Lease payment obligations total $2.6 million over the 30 month lease term.

The total gain on the sale of the facility amounted to $5.1 million. The Company immediately recognized a gain of $2.9 million in 2001 which is the amount by which the gain exceeds the present value of the minimum lease payments to be made by the Company from the closing date through August 30, 2003. The remaining amount of the gain of $2.2 million has been deferred due to the leaseback and is being amortized over 30 months, the term of the lease, as a reduction of rent expense. During 2001, the Company amortized $1.1 million as a reduction of rent expense. As of December 31, 2001, the balance of the deferred gain amounts to $1.1 million.

In addition, the Company leases approximately 60,000 square feet of office and warehouse space in Sarasota, Florida, which serves as its corporate headquarters. This lease expires in January 2010.

ITEM 3. LEGAL PROCEEDINGS

Comdial currently and from time to time is involved in litigation arising in the ordinary course of its business. Those that the Company believes may have a significant impact on it are described below. Comdial can give no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on its results of operations, cash flows or financial condition.

On March 5, 2001, William Grover, formerly a senior vice president of Comdial, filed suit in state court in Charlottesville, Virginia alleging breach of an employment contract and defamation, and seeking compensatory, punitive and exemplary damages in the total amount of $1.9 million, plus interest. Among other things, Mr. Grover claims that the for-cause termination of his employment was unjustified and that he is therefore entitled to all benefits accrued to him pursuant to the Company's executive retirement plan. The Company removed this case to the federal district court for the Western District of Virginia, because Mr. Grover's state law claims against Comdial are preempted by federal law, specifically ERISA. Presently, Mr. Grover is seeking to remand the case back to state court. Comdial believes that it has adequate substantive and procedural defenses against all claims made against Comdial in this matter.

On October 5, 2000, William G. Mustain resigned as president and chief executive officer of Comdial. On the same date, Comdial agreed to pay Mr. Mustain his normal salary for the remainder of 2000 plus severance in the amount of $0.1 million per year for three years beginning on January 1, 2001. Mr. Mustain was also entitled to be paid approximately $1.7 million in three installments over a 15 month period plus certain fringe benefits under Comdial's Retirement Benefit Restoration Plan (the "Plan"). In 2001, Comdial made the initial payment of $0.6 million under the Plan. However, on June 30, 2001, Comdial notified Mr. Mustain that it would not make payment of the second $0.6 million installment due under the Plan because of its financial condition, as permitted under the terms of the agreement with Mr. Mustain. On December 27, 2001, Comdial reached agreement with Mr. Mustain on modified terms with respect to the remaining amounts due to him. In lieu of those remaining amounts due of $1.1 million, we agreed to pay Mr. Mustain a total of approximately $0.3 million payable in five annual installments commencing in 2004. No gain will be recognized until the Plan is liquidated. Comdial also agreed to continue to pay Mr. Mustain the aforementioned severance pay through the three-year severance period that expires on December 31, 2003.

On September 28, 2001, Baisch & Skinner, Inc. ("Baisch") filed suit against Comdial and a second defendant, Barron Communications, Inc. ("Barron") in St. Louis County, Missouri, alleging multiple counts of breach of contract and breach of warranty in connection with an agreement involving the installation by Barron of a communications system at Baisch's place of business. The suit seeks $78,000 in compensatory damages and unspecified incidental and consequential damages, interest and costs. Comdial believes it has ample defenses to the claims alleged in this matter. The matter is currently in the discovery phase.

On October 2, 2001, ePHONE Telecom, Inc. filed for arbitration against Comdial in Washington, DC, alleging fraud in the inducement, among other things, arising from the alleged breach of an asset purchase and software license agreement. ePHONE is seeking rescission of the agreement and a return of the full amount of $2.7 million paid to us thereunder. On March 20, 2002, ePHONE requested leave to clarify its original claim by asserting $5.0 million in compensatory damages and $5.0 million in punitive damages in addition to the damages described above. No ruling has been made on that request. Comdial will vigorously defend itself against ePHONE's allegations and it has filed counterclaims against ePHONE for an amount in excess of $2.0 million based on ePHONE's failure to make minimum royalty payments due under the agreement and for loss of future revenues based on ePHONE's breach of the agreement and the resulting termination thereof. Comdial believes it has ample defenses to the claims alleged against Comdial in this matter.

On November 2, 2001, Comdial reached a settlement of a lawsuit filed against the Company by Rates Technology Inc. ("RTI") in the Eastern District of New York alleging that certain of its products had infringed an expired patent held by RTI. According to the settlement agreement, Comdial agreed to pay an amount not in excess of $0.5 million pursuant to a promissory note payable in quarterly installments through August 2004 in exchange for dismissal of the suit against Comdial and King Technologies, Inc. ("King"). King had been named as an additional defendant in the suit under an amendment by RTI to its initial complaint. The specific financial terms of the settlement are confidential. On February 13, 2002, Comdial reached agreement with RTI on modified payment terms under the aforementioned promissory note. The note has been paid in full.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of 2001 to a vote of Comdial's security holders.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of March 18, 2002 there were 1,192 record holders of Comdial's Common Stock.

Quarterly Common Stock Information

The following table sets forth, for the periods shown, the high and low closing stock prices during the quarter in the over-the-counter market for Comdial's Common Stock, as reported by the National Association of Security Dealers Automated Quotation System ("Nasdaq"). Comdial's Common Stock is traded on the Nasdaq SmallCap Market(R) under Comdial's symbol, CMDL.

	2001		2000	
Fiscal Quarters	High	Low	High	Low
First Quarter	$2.37	$1.06	$21.63	$9.00
Second Quarter	1.34	0.79	14.06	4.44
Third Quarter	1.02	0.61	5.38	2.03
Fourth Quarter	0.65	0.28	2.25	1.00

Comdial has never paid a dividend on its Common Stock and its Board of Directors currently does not intend to change the policy of not paying cash dividends on Common Stock.

ITEM 6. SELECTED FINANCIAL DATA

FIVE YEAR FINANCIAL DATA

Selected Consolidated Statements of Operations Data For the Years Ended December 31 In thousands, except per share amounts

	2001	2000	1999	1998	1997
Net sales (a)	$76,167	$89,564	$140,757	$123,639	$ 110,819
(Loss) income before income taxes	(21,799)	(47,864)	10,033	6,295	5,218
Net (loss) income	(21,799)	(63,264)	7,343	17,032	5,069
(Loss) Earnings per share:					
Basic	(2.37)	(6.89)	0.82	1.93	0.58
Diluted	(2.37)	(6.89)	0.82	1.88	0.58

Selected Consolidated Balance Sheet Data December 31, In thousands	2001	2000	1999	1998	1997
Current assets	$22,440	$33,152	$72,077	$50,854	$37,107
Total assets	43,092	71,178	133,074	108,990	79,264
Current liabilities	20,634	41,145	23,833	19,734	21,196
Long-term debt and other long-term liabilities	32,742	18,518	38,633	26,624	13,998
Stockholders' (deficit) equity	(10,284)	11,515	70,608	62,632	44,070

(a) During 2001, the Company classified certain sales rebates and incentives as a reduction of revenue. Previously, these incentives were classified as a selling, general and administrative expense. The Company has also reclassified such amounts for fiscal years 2000, 1999, 1998 and 1997 to conform to the 2001 presentation. These and other reclassifications had no effect on operating or net income.

ITEM 7. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States, which requires the use of estimates and assumptions (see Note 1 to the consolidated financial statements). Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

We recognize revenue using the guidance from SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" and the AICPA Statement of Position No. 97-2, as amended, on "Software Revenue Recognition." Certain of our sales have multiple elements, such as product and installation, and we allocate the revenues using the relative fair values of the elements and recognize them separately. We allow certain of our customers to return unsold product when they meet Company-established criteria as outlined in the Company's trade terms. Under these guidelines, we estimate the amount of product returns based upon actual historical return rates and any additional unique information and reduce our revenue by these estimated future returns. Returned products which are recorded as inventories are valued based upon expected realizability. If the historical data we use to calculate these estimates does not properly reflect future returns, these estimates could be revised.

Rebates and Incentives

We record estimated reductions to revenue for customer programs and incentive offerings including special pricing agreements, promotions and other volume- based.incentives. If market conditions were to decline, we may take actions to increase rebates and incentive offerings possibly resulting in incremental reduction of revenue at the time the incentive is offered.

Warranty

We provide a two-year warranty to our customers, and as of 2001 we are using a third party to perform much of this warranty. Our outsource manufacturing partners are now responsible for the first year of this warranty. We provide for the estimated cost of product warranties at the time the revenue is recognized. While we engage in various product quality programs and processes, our warranty obligation may be affected by product failure rates, the ability of our outsource manufacturers to satisfy warranty claims and the cost of warranty from our third party. The outcome of these items could differ from our estimates and revisions to the warranty estimates could be required.

Allowance for Doubtful Accounts

We provide allowances for doubtful accounts for estimated losses from the inability of our customers to satisfy their accounts as originally contemplated at the time of sale. We calculate these allowances based on detail review of certain individual customer accounts, historical rates and our estimation of the overall economic conditions affecting our customer base. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

We measure our inventories at lower of cost or market. For those items which we manufacture, cost is determined using standards which we believe approximate first-in, first-out (FIFO) method including material, labor and overhead. We also provide allowances for excess and obsolete inventory equal to the difference between the cost of our inventory and the estimated market value based upon assumptions about product life cycles, product demand and market conditions. If actual product life cycles, product demand, or market conditions are less favorable than those projected by management, additional inventory allowances or writedowns maybe required.

Deferred Income Taxes

We estimate our actual current tax exposures together with our temporary differences resulting from differing treatment of items for accounting and tax purposes. These temporary differences result in deferred tax assets and liabilities. We then must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent that we believe that recovery is not likely, based on the guidance in FAS 109, "Accounting for Income Taxes," we establish a valuation allowance. As of December 31, 2001 and 2000, all net deferred tax assets were reduced by a valuation allowance. In later years, after the Company ceases to have cumulative tax losses for three years, management will need to assess the continuing need for a full or partial valuation allowance. Significant judgment is required in this calculation and changes in this assessment could result in income tax benefits, in later periods, or the continued provision of valuation allowances until the realizability is more likely than not.

Long-lived Assets, including Goodwill and Other Intangibles

We assess the impairment of our long-lived assets (such as Property and Equipment, Goodwill and other Intangibles) whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results
- Significant changes in our strategic business plans, including changes in product mix
- Significant negative information such as litigation or other claims or negative industry or economic trends

When we determine that the carrying value of these assets may not be recoverable based on the above and other factors, we measure any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in our current business model. FAS 142 states that goodwill will no longer be amortized, however the FAS also requires some changes in this assessment which may result in impairments different from those resulting from our present assessment.

Retirement and Other Postretirement Benefit Plans

Prior to the fourth quarter 2000, we provided a defined pension benefit and other postretirement benefits to our employees. In the fourth quarter of 2000, we froze these plans. We accrue benefit obligations based on an independent actuarial valuation. This valuation has a number of variables, not only to estimate our benefit obligation, but also to provide us with minimum funding requirement for the retirement plan. The actuarial estimates include the expected rate of return on the retirement plan assets, the rate of compensation increases to eligible employees, the interest rate used to discount estimated future payments to retirement participants and the assumed health care cost trend rates. Differences in actual experience as compared to these estimates or future changes in these estimates could require us to make changes to these benefit accruals.

Commitments and Contingencies

Management's current assessment of it's the claims which have been asserted against the Company is based on our review of the claim, our defenses and consultation with certain of our external legal counsel. Changes in this assessment could result as more information is obtained or as management decides that a settlement is more advantageous to the Company than a protracted legal process. These changes in our estimates of the outcome could require us to make changes in our conclusions or our accruals for these contingencies.

The following discussion is intended to assist the reader in understanding and evaluating the financial condition and results of operations of Comdial Corporation and its subsidiaries ("Comdial"). This review should be read in conjunction with the consolidated financial statements and accompanying notes. This analysis attempts to identify trends and material changes that occurred during the periods presented. Prior years have been reclassified to conform to the 2001 reporting basis (see Note 1 to the Consolidated Financial Statements).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included or incorporated by reference into our Securities and Exchange Commission filings, press releases, and shareholder communications and other information provided periodically in writing or orally by our officers, directors or agents, including this Form 10-K, are forward-looking statements that are subject to risks and uncertainties. These forward-looking statements are not historical facts but rather are based on certain expectations, estimates and projections about our industry, our beliefs and our assumptions. These risks could cause our actual results for 2002 and beyond to differ materially from those expressed, implied or forecasted in any forward- looking statement made by, or on behalf of, us. The risks and uncertainties include, but are not limited to, those discussed in "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" set forth in Part I above.

SEGMENT REPORTING

RESULTS OF OPERATIONS

Selected consolidated statements of operations for the last three years are as follows:

In thousands	2001	2000	1999
Business segment net sales:			
Switching	$ 53,511	$ 49,545	$ 81,868
Messaging	15,183	28,014	38,907
CTI & Other	7,473	12,005	19,982
Net sales	76,167	89,564	140,757
Cost of goods sold	53,053	77,715	85,554
Gross profit	23,114	11,849	55,203
Selling, general & administrative	29,892	36,621	30,336
Engineering, research & development	7,603	6,283	9,735
Goodwill amortization	1,942	3,195	3,180
Restructuring	486	2,355	-
Impairment of long-lived assets	3,224	7,425	-
Gain on disposal of assets	(1,447)	-	-
Interest expense	2,759	2,902	1,633
Miscellaneous expense - net	454	932	286
(Loss) income before income taxes	(21,799)	(47,864)	10,033
Income tax expense	-	15,400	2,690
Net (loss) income	$(21,799)	$(63,264)	$ 7,343
(Loss) earnings per share:			
Basic	$(2.37)	$(6.89)	$0.82

The following table reflects the gross profit margins for the various business segments of Comdial. See Note 12 to the Consolidated Financial Statements for further clarification of business segments.

	2001	2000	1999
Business Segment:			
Switching	$ 13,702	$ 5,646	$ 29,148
Messaging	8,967	13,248	21,943
CTI & Other	445	(7,045)	4,112
Gross profit margin	$ 23,114	$ 11,849	$ 55,203

2001 COMPARED WITH 2000

Net sales as reported for 2001 decreased by 15% to $76.2 million, compared with $89.6 million in 2000. The primary factors in the decrease of sales were the market contraction, the product mix change and the decrease in the sales price. Switching sales increased due to the introduction of new key systems that were very competitively priced, but messaging declined sharply. Furthermore, CTI and other decreased primarily due to the elimination of the Avalon product for the assisted living market.

In 2001, net sales for switching increased 8% from $49.5 million in 2000 to $53.5 million in 2001. Switching product sales were aided by the introduction of a new low-end key system, the DX-80, and the higher-end system, the FX II. Comdial also initiated certain promotional pricing for some of its products and lowered the price of the phones across the board to improve the value to its customers.

Messaging sales decreased 46%, from $28.0 million in 2000 to $15.2 million in 2001. The Company believes there are three major reasons why messaging revenues declined from last year. The Company was compelled to lower prices due to extreme competitive pressure on messaging prices across the product line to compete in the marketplace. The Company also introduced a new low cost switching platform, the DX-80. The in-skin voice mail in the DX-80 is priced less than some of Comdial's other voice mail systems due to the lower overall costs of the platform. Lastly, the Company has sold a significant portion of its messaging products to customers who had non-Comdial switching platforms. Recently, other switch platform manufacturers have released their own versions of voice mail and this has reduced the opportunities for Comdial to sell its messaging systems on the non-Comdial platforms.

CTI and Other sales decreased 38% from $12.0 million to $7.5 million. This decrease is primarily attributable to Comdial's decision to exit the assisted living market, previously served by its Avalon product.

Comdial provides reserves to cover product obsolescence for its products and changes to those reserves impact gross profit. For the years 2001 and 2000, provisions for obsolescence totaled $2.5 million and $3.7 million, respectively. The reserve for obsolescence and valuation for 2000 was higher primarily due to increased product discontinuance. Another factor which caused the inventory obsolescence provision to be higher in 2000 was the decision to reduce the number of phone models and key systems, which rendered some raw materials and components obsolete. Future reserves will be dependent on management's estimates of the recoverability of inventory costs and shifts in product demands.

Gross profit, as a percentage of sales for 2001, was 30% compared with 13% for 2000. In 2001, gross profit increased by 95% to $23.4 million compared with $11.8 million for 2000. This increase was mostly due to outsourcing the manufacturing operations as well as specific factors that negatively impacted the year 2000. Outsourcing resulted in lower product costs due to the consolidation of the product lines so that volumes were higher and therefore production was done more efficiently and cost effectively. Also, the DX-80, which is a low-end key system and has therefore more commodity like features, is now outsourced from the Far East, which provides less expensive labor and production costs. In addition, fiscal 2000 gross profit was impacted by several negative factors: 1) reduced efficiency caused by the furloughs that Comdial initiated throughout the year to reduce inventory levels within the plant as well as the supply houses; 2) a larger provision for inventory obsolescence than 2001; 3) pursuant to its Restructuring Plan, Comdial charged $1.5 million to cost of sales for discontinued product inventory in the fourth quarter of 2000; and 4) due to the outsourcing of its manufacturing operations, Comdial recorded an additional adjustment of $2.4 million to mark down certain of its inventory to the lower of cost or market.

Switching gross margin increased from 11% in 2000 to 26% in 2001. This increase was mostly due to outsourcing the manufacturing operations as well as the absence of many of the specific factors that impacted the year 2000, as explained above.

Messaging gross margin increased from 47% in 2000 to 59% in 2001. This increase in gross margin was a result of product mix changes that resulted in increased sales of our Windows based unified messaging products as well as cost reductions due to downsizing and restructuring.

Gross margin for CTI and Other increased in 2001 to 6% compared to a negative 59% in 2000. During 2001 Comdial intentionally reduced the sales to the assisted living market and reduced the number of people working on these projects and therefore increasing the gross margin. During the latter half of 2001, Comdial made a concerted effort to complete outstanding projects as it planned to exit this business. This had a negative impact on the margin even though for the year the gross margin exceeded 2000 significantly.

Other costs including operating expenses, goodwill amortization, interest expense, other miscellaneous expenses, and income tax expenses or benefits are not allocated to the three segments. Comdial does not maintain information that would allow these costs to be broken into the various product segments and most of the costs are shared in nature.

Selling, general and administrative expenses ("SG&A") decreased in 2001 by 18% to $29.9 million compared with $36.6 million for 2000. SG&A expenses, as a percentage of sales for 2001, decreased to 39% compared with 41% for 2000. This decrease resulted from downsizing the work force and relocating the headquarters from Charlottesville to Sarasota. The consolidation of administrative, information technology, finance and sales and marketing functions created a more efficient use of corporate infrastructure and eliminated redundant costs.

Engineering, research and development expenses increased in 2001 by 21% to $7.6 million compared with $6.3 million for 2000. Engineering expenses, as a percentage of sales for 2001, increased to 10% compared with 7% for 2000. This increase was primarily due to engineers spending more time on non-capitalizable projects associated with new products that had been put into production.

Goodwill amortization expense in 2001 decreased by 39% to $1.9 million in 2001 compared with $3.2 million in 2000. The decrease was due to the write-down of the Array goodwill that was recorded in 2001 as well as 2000. See discussion below regarding Impairment of Long-Lived Assets.

Restructuring expense was $0.4 million for 2001. On September 28, 2001, as a result of the downturn in the economy and the events of September 11, 2001, management and the Board approved and executed a second restructuring plan. Significant terms of the second plan included downsizing the workforce in both the Sarasota and Charlottesville locations. Thirty employees in total were terminated. During the month of October 2001, it became clear to management that further restructuring was required and the Company implemented a further contingency plan. During November 2001, it was announced that the Company would eliminate more than 75 positions between November 2001 and April 2002. As of December 31, 2001, the Company has a remaining obligation of $0.5 million related to severance and related benefits which will be paid out in 2002.

Interest expense decreased in 2001 by 5% to $2.8 million compared with $2.9 million for 2000. This decrease was due to the pay-down of certain debt during 2001, offset by increases in interest rates.

Miscellaneous expense decreased by 51% for 2001 to $.5 million, compared with $0.9 million for 2000. In 2000, the Company recognized a $0.4 million loss due to the curtailment of its pension plans in September 2000.

Impairments of Long-Lived Assets - In accordance with SFAS No. 121, "Impairment of Long-Lived Assets and Other Assets to Be Disposed of", the Company evaluates long lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. In light of the restructuring and the initiative to outsource manufacturing, the Company identified certain of its fixed assets related to its manufacturing operations, purchased software, capitalized software development costs, and the goodwill related to its purchase of Array as assets that were impaired. This was based on an analysis of discounted and undiscounted (as applicable) cash flows, which were no longer deemed adequate to support the value of the assets associated with the business. The impairments, included in Impairments of Long-Lived Assets on the consolidated income statement are discussed below:

Property and Equipment Impairment - As a result of the outsourcing of the manufacturing operations, the majority of the manufacturing assets are expected to be sold or otherwise disposed of in 2002. The Company's projected undiscounted cash flows related to those assets is less than the net book value of the assets associated with the business. Such analysis resulted in impairment loss of fixed assets in the amount of $1.0 million for 2001 and $0.3 million for 2000.

Capitalized Software Impairment - As part of Comdial's decision to outsource manufacturing and reduce the number of product lines to a more appropriate level, certain capitalized software development costs were impaired. Capitalized software development costs relating to product lines that are to be discontinued were considered impaired due to the Company's inability to realize any future benefit from these assets. The impairment loss of capitalized software amounted to $1.4 million in 2001 and $0.4 million in 2000.

Goodwill Impairment - Comdial sold the majority of the assets of Array Telecom Corp. to ePHONE Telecom, Inc. and entered into a licensing agreement with ePHONE on March 31, 2000. In light of the sale, Comdial performed an impairment analysis on the projected cash flows of the remaining assets in 2000 and determined that the goodwill associated with the Array assets was impaired. The impairment of the goodwill was based on an analysis of projected undiscounted cash flows, which were no longer deemed adequate to support the value of the goodwill associated with the business. Comdial recorded an impairment write-off of $2.8 million related to goodwill in 2000. In addition, in October 2001, ePHONE filed for arbitration against the Company alleging fraud in the inducement, among other things, and seeking return of the $2.7 million paid to Comdial plus additional compensatory and punitive damages. The Company has filed counterclaims against ePHONE, claiming that ePHONE has not paid us the minimum royalties due under the license agreement, having paid just $0.09 million of $0.2 million due for the period prior to May 2001 and none of the $0.1 million in quarterly royalty payments due commencing in May 2001. Additionally, Comdial is seeking $1.9 million in lost revenue based on the termination of the license agreement brought about by ePHONE's breach. While the arbitration proceeding is pending, Comdial concluded the remaining goodwill was impaired and recognized a loss of $0.8 million in 2001. Comdial continues to defer certain gains totaling $1.3 million at December 31, 2001 from the sale of the assets in 2000, pending resolution of the arbitration.

Loss before income taxes, as a result of the foregoing, amounted to $21.8 million in 2001 as compared with a loss of $47.9 million before income taxes in 2000. Major factors contributing to the loss for 2001 include restructuring and asset impairments, and other factors such as increased bad debt reserves and inventory write-offs due to product discontinuance.

Income tax expense for 2001 was $0 in 2001 compared with $15.4 million for 2000. The tax expense recognized in 2000 was primarily due to the provision for a full valuation allowance of $34.1 million against the deferred tax assets (see Note 7 to the Consolidated Financial Statements). No income tax benefit has been recognized in 2001 due to the cumulative losses for tax purposes, as prescribed by SFAS No. 109, "Accounting for Income Taxes".

2000 COMPARED WITH 1999

Net sales as reported for 2000 decreased by 36% to $89.6 million, compared with $140.8 million in 1999. The primary factors in the decrease of sales were the reduction of inventory levels at the distributors and the market contraction. Early in 2000, market conditions declined, and Comdial's sales were adversely affected by the combined decision of Comdial and the distributors to reduce their inventory levels. Comdial sought to respond to adverse sales conditions by offering a more concise product line that is more responsive to customer needs.

In 2000, net sales for switching decreased 39% from $81.9 million to $49.5 million. The primary factors in this decrease were the decrease in inventory levels at the distributors, and the market contraction as noted above.

Messaging sales decreased 28%, from $38.9 million in 1999 to $28.0 million in 2000. This decrease was predominantly tied to the decrease in switching sales, as the messaging product is sold to the same supply houses and a significant number of the same dealers as the switching product.

CTI and other sales decreased 40% from $20.0 million to $12.0 million. This decrease is attributable to the poor growth in the assisted living market, as well as the overall downturn in the economy.

Comdial provides reserves to cover product obsolescence for all its products and changes to those reserves impact gross profit. For the years 2000 and 1999 provisions for obsolescence totaled $3.7 million and $0.5 million, respectively. The reserve for obsolescence for 2000 was higher primarily due to increased product discontinuance. Future reserves will be dependent on management's estimates of the recoverability of inventory costs.

Also in 2000, Comdial established a warranty reserve in the amount of $0.8 million. Prior to 2000, Comdial reserved for expected returns through the use of an exchange authorization reserve, and it is management's best estimate that such exchange authorization reserve covered most of the costs that the Company incurred with respect to warranty expenses. However, as the Company upgrades its method of tracking such information, via improved systems, management recorded a reserve specifically for warranty claims.

In 2000, international sales decreased by 38% to $1.6 million compared with $2.6 million for 1999. Due to homologation issues dealing with the sale of digital products, Comdial has, for the time being, suspended its efforts in developing further international markets for hardware products. Homologation is the process of securing regulatory, safety, and network compliance approvals for the sale of telecommunications equipment in foreign countries. As many countries have different standards than the United States, this typically involves additional engineering modifications and compliance testing. However, Comdial plans to continue to expand its sales of voice mail products in the international market.

Gross profit, as a percentage of sales for 2000, was 13% compared with 39% for 1999. In 2000, gross profit decreased by 79% to $11.8 million compared with $55.2 million for 1999. This decrease was attributable to several factors: 1) reduced efficiency caused by the furloughs that Comdial initiated throughout the year to reduce inventory levels within the plant as well as the distributors; 2) the increase in the provision for inventory obsolescence; 3) pursuant to its Restructuring Plan, Comdial charged $1.5 million to cost of sales for discontinued product inventory in the fourth quarter of 2000; and 4) due to the outsourcing of its manufacturing operations, Comdial recorded an additional adjustment to cost of sales and reduced its ending inventory balances by $2.4 million to adjust inventory to the lower of cost or market.

Switching gross margin declined from 36% to 11%. This decrease is due primarily to the furloughing during the year, the increased obsolescence reserves and lower of cost or market adjustment of $2.4 million taken against inventory. In addition, Comdial offered several pricing programs during the year to stimulate sales.

Messaging gross margin decreased from 56% in 1999 to 47% in 2000. Relocation of the manufacturing group to its new facility resulted in additional one-time costs due to initial set-up.

The gross margin for CTI and Other decreased from 21% to a negative 59%. As more of Comdial's competitors enter the market, Comdial has begun experiencing significant market pressure on its pricing in certain of its vertical market product lines, which adversely affected margins.

Furthermore, during 2000, Comdial began recording installation services expense in cost of sales, rather than as a selling expense. Amounts in the 1999 consolidated financial statements have been reclassified to conform to the 2000 presentation. This resulted in net sales increasing $2.4 million for 1999. Cost of goods sold was increased by $3.2 million for 1999. Selling, general and administrative costs decreased by $0.8 million for 1999. These reclassifications had no effect on previously reported consolidated net income.

Other costs including operating expenses, goodwill amortization, interest expense, other miscellaneous expenses, and income tax expenses or benefits cannot be allocated to the three segments. Comdial does not maintain information that would allow these costs to be broken into the various product segments and most of the costs are universal in nature.

Selling, general and administrative expenses ("SG&A") increased in 2000 by 21% to $36.6 million compared with $30.3 million for 1999. SG&A expenses, as a percentage of sales for 2000, increased to 41% compared with 22% for 1999. The primary reasons for the increase were (1) increase in bad debt reserves of $2.5 million, based on the deterioration of the business climate in certain markets in which Comdial sells; (2) increased personnel costs for national accounts for the majority of the year; and (3) increased administration costs, including costs for consultants, investment banking services and general legal fees.

Engineering, research and development expenses decreased in 2000 by 35% to $6.3 million compared with $9.7 million for 1999. Engineering expenses, as a percentage of sales remained consistent at 7% for 2000 and 1999.

Goodwill amortization expense in 2000 remained consistent with that of 1999. The Company reviewed goodwill for potential impairment as of December 31, 2000, and determined that goodwill associated with the purchase of Array was impaired. See discussion below regarding Impairment of Long-Lived Assets.

Interest expense increased in 2000 by 81% to $2.9 million compared with $1.6 million for 1999. This increase is twofold: 1) interest expenses increased due to higher average debt levels with Bank of America, N.A. ("Bank of America"), coupled with higher interest rates when compared to 1999 (see Note 6 to the Consolidated Financial Statements), and 2) interest expense associated with capital leases increased by approximately $.3 million in 2000 based on higher balances of capital lease debt for all of 2000. Note that the capital leases that were recorded as of December 31, 1999 had only been in place for one to three months of 1999. Additional capital leases in the amount of $1.3 million were entered into in early 2000.

Miscellaneous expense increased by 200% for 2000 to $.9 million, compared with $0.3 million for 1999. This increase was primarily due to $1.0 million of write- offs related to investments in dealers and notes receivable from dealers. In addition, the Company recognized a $0.4 million loss due to the curtailment of its pension plans in September 2000.

Restructuring - In the fourth quarter of 2000 the Board of Directors' approved management's plan to restructure the Company (the "Plan"). Pursuant to the Plan, 152 employees were laid off effective December 15, 2000; another 222 employees were notified prior to the end of 2000 that their positions would be eliminated in fiscal 2001. As of December 31, 2000, Comdial accrued severance of $1.9 million and related benefits of $0.5 million, for a total restructuring cost of $2.4 million related to the Plan.

Impairments of Long-Lived Assets - In accordance with SFAS No. 121, "Impairment of Long-Lived Assets and Other Assets to Be Disposed of", the Company evaluates long lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. In light of the restructuring and the initiative to outsource manufacturing, the Company identified certain of its fixed assets related to its manufacturing operations, purchased software, capitalized software development costs, and the goodwill related to its purchase of Array as assets that were impaired. This was based on an analysis of discounted and undiscounted (as applicable) cash flows, which were no longer deemed adequate to support the value of the assets associated with the business. The impairments, included in Impairments of Long-Lived Assets on the consolidated income statement are discussed below:

Purchased Software Impairment - In connection with the downsizing of Comdial's entire operations, Comdial abandoned a systems implementation project that began in 1999. As a result, Comdial wrote-off purchased software and other related costs in the amount of $3.9 million in 2000. The Company financed the purchase of the software through a series of five-year capital lease obligations, which are a continuing obligation of the Company.

Property and Equipment Impairment - As a result of the outsourcing of the manufacturing operations, the majority of the manufacturing assets are expected to be sold or otherwise disposed of. The Company determined that the projected undiscounted cash flows related to those assets were not adequate to support the value of the assets associated with the business. Such analysis resulted in a write-down of fixed assets in the amount of $0.3 million as of December 31, 2000.

Capitalized Software Impairment - As part of Comdial's decision to outsource manufacturing and reduce the number of product lines, certain capitalized software development costs were deemed to be impaired. Software development costs previously capitalized relating to product lines that are to be discontinued were written off due to the Company's inability to realize any future benefit from these assets. The write-off of capitalized software amounted to $.4 million.

Goodwill - The Company sold the majority of the assets of Array and entered into a licensing agreement with ePHONE Telecom, Inc. in March 2000. In light of the sale, the Company performed an impairment analysis on the projected cash flows of the remaining assets and determined that the goodwill associated with its purchase of Array, was, in fact, impaired. The impairment of the goodwill was based on an analysis of projected undiscounted cash flows, which were no longer deemed adequate to support the value of the goodwill associated with the business. The Company recorded an impairment write-off of $2.8 million related to goodwill.

Loss before income taxes, as a result of the foregoing, amounted to $47.9 million as compared with $10.0 million of income before income taxes in 1999. Major factors contributing to the loss for 2000 include restructuring and asset impairments, totaling $9.8 million, as described above. Other factors include increased bad debt reserves, establishment of a warranty reserve specifically for warranty claims, inventory write-offs due to product discontinuance, and increased reserves for expected returns.

Income tax expense for 2000 amounted to $15.4 million, compared with $2.7 million for 1999. The tax expense recognized in 2000 was primarily due to the provision for a full valuation allowance of $34.1 million against the deferred tax assets. The tax expense recognized in 1999 was reduced primarily due to the utilization of deferred tax benefits of $2.1 million that were generated from net operating losses ("NOLs") in previous years (see Note 7 to the Consolidated Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth Comdial's cash and cash equivalents, current maturities on debt, and working capital at the dates indicated:

December 31, In thousands	2001	2000
Cash and cash equivalents	$1,239	$ 2,428
Current maturities of debt	2,596	24,848
Working capital (deficiency)	1,806	(7,993)

The Company believes its current cash levels and cash flows from operations will be adequate to fund operations and meet its debt service requirements for at least the next twelve months. However, to the extent that additional funds are required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or additional acquisitions, the Company will need to seek additional financing. There can be no assurance that additional funding will be available when required or on acceptable terms. If such additional financing is not available to the Company when required, it could have a material adverse effect on the Company's financial condition and results of operations.

Through November 22, 2000, all operating cash needs were funded through a $50 million revolving credit facility provided by Bank of America. As of November 22, 2000, Comdial and Bank of America, N.A. entered into an Amended and Restated Credit Agreement restructuring the terms of the Credit Agreement with the Bank dated October 22, 1998. This agreement is now funding all operational requirements as needed. Comdial reports the credit facility activity on a net basis on the Consolidated Statements of Cash Flows. Comdial considers outstanding checks to be a bank overdraft. As of December 31, 2001, Comdial's cash and cash equivalents were lower than December 31, 2000 by $1.2 million, due primarily to the timing of deposits and payments made at year-end.

Accounts Receivable at December 31, 2001, decreased by $2.9 million compared with December 31, 2000, primarily due to the decreased level of sales during the year, as well as improved collections. Comdial also increased its bad debt reserves by $2.2 million in the fourth quarter of 2001 due to declining economic conditions affecting primarily dealers and vertical market customers for the Company's Avalon and Concierge products.

Inventory at December 31, 2001, decreased by $5.9 million compared with December 31, 2000, due, in part, to additional reserves for discontinued product lines and obsolescence of $2.5 million. In addition, as a result of the Company's decision to outsource the majority of its manufacturing operation, and its plan to restructure, the Company reduced its overall inventory levels at December 31, 2001.

Other assets decreased by $2.3 million primarily due to current year amortization of capitalized assets and the write-off of $1.4 million of capitalized software development and contract research and development.

Capital additions, excluding additions to capitalized software, for 2001 were approximately $0.2 million. Capital additions were funded by cash generated from operations and borrowings from the revolver. Cash expenditures for capital additions for 2001, 2000, and 1999 amounted to $0.2 million, $2.6 million, and $3.9 million, respectively. Management anticipates that approximately $0.1 million will be spent on capital additions and $1.0 million will be spent on software development activities during 2002. The significant decrease in capital additions in the future is the result of outsourcing manufacturing, reducing the need for capital equipment. In addition, Comdial has substantially reduced headcount, therefore reducing the amount of information technology expenditures that were previously incurred by the Company.

Accounts payable at December 31, 2001, increased by $3.7 million when compared to December 31, 2000. This increase was primarily due to timing of payment to vendors.

Working capital increased to $1.8 million at December 31, 2001 compared with a working capital deficiency of $8.0 million at December 31, 2000. This increase is primarily due to the reclassification of $22.4 million of bank debt from current to long-term. See Note 6.

LONG-TERM DEBT, INCLUDING CURRENT MATURITIES

In 1998, Comdial and Bank of America, N.A. ("Bank of America") formerly NationsBank, N.A., entered into a credit agreement providing Comdial with a revolving credit facility and a letter of credit subfacility.

On November 22, 2000 and again on April 10, 2001, the credit agreement was amended.

On March 6, 2002, Comdial and Bank of America entered into the First Amendment to the Amended and Restated Credit Agreement (the "First Amendment") which reduced the Revolver commitment to $8 million, reduced the Term Loan to approximately $4.9 million and agreed to extend the $1.5 million in letters of credit until March 31, 2003. Both the Revolver and the Term Loan mature March 31, 2002.

The First Amendment changed the schedule of principal payments on the Term Loan balance. The term note will start amortizing in September 2002 using a 36-month amortization schedule. The First Amendment also changed the applicable interest rate to an interest rate based on the Prime Rate plus a specified margin. Effective as of March 6, 2002, the interest rate is equal to the Prime Rate plus four percent. As of March 6, 2002, Comdial had no additional availability under the Revolver or the Term Loan.

Comdial's indebtedness to Bank of America under the Credit Agreement, as amended by the First Amendment is secured by liens on all of Comdial's properties and assets. The First Amendment modified the financial covenants relating to consolidated net income and contained other covenants related to consolidated net worth and cross default provisions. The First Amendment also provided for the waiver of all 2001 violations and defaults.

In addition to the terms discussed above, in connection with the First Amendment, $10 million of outstanding debt of Comdial to Bank of America was converted into Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock, par value $10 per share (the "Preferred Stock"). Comdial issued 1,000,000 shares of the Preferred Stock to Bank of America. The Preferred Stock can be converted at any time into a maximum of 1.5 million shares of Comdial common stock. This conversion ratio will be reduced to as low as 500,000 shares of common stock in the event Comdial elects to pay down the Term Loan by up to $3 million, in connection with new investment into the Company by an outside investor. Comdial has a call option allowing it to buy out Bank of America's Preferred Stock at par value, but Bank of America has no mandatory redemption. The Preferred Stock has a 5 percent cumulative annual dividend if paid with cash or 10 percent if paid in common stock, at the election of Comdial. The shares of common stock issuable to Bank of America upon conversion of the Preferred Stock and as payment of dividends are subject to certain demand and piggyback registration rights pursuant to a registration rights agreement which will require the Company to register such shares of common stock for resale in the public market upon request.

OTHER FINANCIAL INFORMATION

During fiscal years 2001, 2000 and 1999, primarily all of Comdial's sales, net income, and identifiable net assets were attributable to the telecommunications industry.

CURRENT PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001. The Company expects to realize an annual increase in pre-tax income of $1.5 million due to the cessation of amortization on the goodwill.

In June 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Costs ("SFAS No. 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is required to be applied in fiscal years beginning after June 15, 2002. The adoption of this Statement is not expected to have a material impact on the Company's operations.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). Statement 144 provides guidance on differentiating between assets held and used and assets to be disposed of. This Statement is required to be applied in fiscal years beginning after December 15, 2001. The adoption of this Statement is not expected to have a material impact on the Company's operations.

During 2001, the Emerging Issues Task Force reached a consensus on Issue 00-25, Consideration from a Vendor to a Reseller. This consensus creates a presumption that all consideration paid by a vendor to a reseller should be classified as a reduction of revenue in the vendor's income statement (instead of an expense) unless certain criteria are met. Accordingly, the Company has classified certain sales rebates and incentives as a reduction of revenue.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Comdial believes that it does not have any material exposure to market risk associated with activities in derivative financial instruments, other financial instruments and derivative commodity instruments. The Company has debt obligations that are sensitive to changes in the prime lending rate. The Company estimates that an increase in interest rates of 1% would reduce income before taxes by approximately $230,000 per year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors of Comdial Corporation:

We have audited the accompanying consolidated balance sheet of Comdial Corporation ("the Company") as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comdial Corporation at December 31, 2001, and the consolidated results of their operations and their cash flows the year then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP Tampa, Florida March 28, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Comdial Corporation
Charlottesville, Virginia

We have audited the accompanying consolidated balance sheets of Comdial Corporation and subsidiaries ("Comdial") as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at Item 14(a)2. These financial statements and financial statement schedule are the responsibility of Comdial's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Comdial Corporation and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
April 10, 2001

Consolidated Balance Sheets

In thousands, except par value	December 31, 2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 1,239	$ 2,428
Accounts receivable (less allowance for doubtful accounts: 2001 - $3,533; 2000 - $2,834)	10,915	13,829
Inventories	9,527	15,431
Prepaid expenses and other current assets	759	1,464
Total current assets	22,440	33,152
Property and equipment - net	5,839	18,753
Goodwill	3,375	6,149
Capitalized software development costs - net	7,790	9,448
Other assets	3,648	3,676
Total assets	$ 43,092	$ 71,178
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts payable	$ 11,266	$ 7,522
Accrued payroll and related expenses	1,778	4,391
Accrued promotional allowances	2,336	1,324
Other accrued liabilities	2,658	3,060
Current maturities of debt	2,596	24,848
Total current liabilities	20,634	41,145
Long-term debt	26,912	13,561
Other long-term liabilities	5,830	4,957
Total liabilities	53,376	59,663
Stockholders' equity (deficit)		
Common stock, $0.01 par value (Authorized 30,000 shares; issued and outstanding: 2001 - 9,337; 2000 - 9,329)	93	93
Paid-in capital	123,427	123,427
Treasury stock, 132 shares, at cost	(1,296)	(1,296)
Accumulated deficit	(132,508)	(110,709)
Total stockholders' equity (deficit)	(10,284)	11,515
Total liabilities and stockholders' equity (deficit)	$ 43,092	$ 71,178

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

In thousands, except per share amounts	Years Ended December 31, 2001	2000	1999
Net Sales	$ 76,167	$ 89,564	$140,757
Cost of goods sold	53,053	77,715	85,554
Gross profit	23,114	11,849	55,203
Operating expenses			
Selling, general & administrative	29,892	36,621	30,336
Engineering, research & development	7,603	6,283	9,735
Goodwill amortization	1,942	3,195	3,180
Restructuring	486	2,355	-
Impairments of long-lived assets	3,224	7,425	-
Operating (loss) income	(20,033)	(44,030)	11,952
Other expense			
Interest expense	2,759	2,902	1,633
Gain on disposal of assets	(1,447)	-	-
Miscellaneous expense - net	454	932	286
(Loss) income before income taxes	(21,799)	(47,864)	10,033
Income tax expense	-	15,400	2,690
Net (loss) income	($21,799)	($63,264)	$ 7,343
(Loss) earnings per share:			
Basic	$(2.37)	$ (6.89)	$ 0.82
Diluted	$(2.37)	$ (6.89)	$ 0.82
Weighted average common shares outstanding:			
Basic	9,211	9,188	8,948
Diluted	9,211	9,188	8,989

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)

In thousands	Common Stock Shares	Common Stock Amount	Deferred Stock Incentive Shares	Deferred Stock Incentive Amount	Paid-in Capital
Balance at January 1, 1999	8,966	$89	8	$ 84	$118,489
Proceeds from sale of common stock					
Notes receivable					
Stock options exercised	10				20
Deferred stock compensation			6	47	
Incentive stock issued	8	1			53
Stock option compensation					41
Contingency stock issued for					
KVT acquisition	72	1			303
Array acquisition					162
Net income					
Balance at December 31, 1999	9,056	91	14	131	119,068
Proceeds from sale of common stock					
Notes receivable					
Stock options exercised	262	2			2,136
Treasury stock purchased					
Deferred stock compensation			4	78	
Incentive stock issued	11				169
Stock option compensation expense					1,845
Net loss					
Balance at December 31, 2000	9,329	93	18	209	123,218
Stock options exercised	8				8
Deferred stock compensation			(8)	(8)	
Net loss					
Balance at December 31, 2001	9,337	$93	10	$201	$123,226

In thousands	Treasury Stock Shares	Treasury Stock Amount	Receivable on Sale of Stock	Accumulated Deficit	Total
Balance at January 1, 1999	(116)	$(1,087)	$(156)	$ (54,788)	$ 62,631
Proceeds from sale of common stock					
Notes receivable			6		6
Stock options exercised					20
Deferred stock compensation					47
Incentive stock issued					54
Stock option compensation)					41
Contingency stock issued for					-
KVT acquisition					304
Array acquisition					162
Net income				7,343	7,343
Balance at December 31, 1999	(116)	(1,087)	(150)	(47,445)	70,608
Proceeds from sale of common stock					
Notes receivable	(9)	(149)	150		1
Stock options exercised		(6)			2,132
Treasury stock purchased	(7)	(54)			(54)
Deferred stock compensation					78
Incentive stock issued					169
Stock option compensation expense					1,845
Net loss				(63,264)	(63,264)
Balance at December 31, 2000	(132)	(1,296)	-	(110,709)	11,515
Stock options exercised					8
Deferred stock compensation					(8)
Net loss				(21,799)	(21,799)
Balance at December 31, 2001	(132)	$(1,296)	$-	$(132,508)	$(10,284)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

In thousands	Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net (loss) income	$(21,799)	$(63,264)	$ 7,343
Adjustments to reconcile net (loss) income to operating cash flows			
Depreciation and amortization	8,353	11,236	9,642
Impairments of long-lived assets	3,224	7,425	-
Bad debt expense	2,288	2,793	194
Inventory obsolescence and valuation provision	2,475	2,116	487
Deferred taxes	-	15,456	2,147
Gain on sale of assets	(1,447)	-	-
Changes in working capital components:			
Accounts receivable	626	23,078	(16,888)
Inventory	5,529	5,280	(1,880)
Prepaid expenses and other assets	420	2,502	(5,560)
Accounts payable	5,384	(7,613)	4,101
Other liabilities	(3,392)	443	2,387
Other equity	-	2,035	619
Net cash provided by (used by) operating activities	1,661	1,487	2,592
Cash flows from investing activities:			
Acquisition cost for Array	-	-	(5)
Proceeds received from sale of ePHONE assets	-	648	-
Proceeds received from sale of American Phone Center assets	1,400	-	-
Proceeds received from sale of property and equipment	11,453	891	1
Capital expenditures	(294)	(5,130)	(4,953)
Capitalized software additions	(2,768)	(4,400)	(4,700)
Net cash provided by (used by) investing activities	9,791	(7,991)	(9,657)
Cash flows from financing activities:			
Net (repayments) borrowings under revolver agreement	(12,221)	5,528	7,464
Proceeds from issuance of common stock	-	2,136	20
Principal payments on notes payable	(389)	-	-
Principal payments under capital lease obligations	(31)	(649)	(101)
Net cash (used by) provided by financing activities	(12,641)	7,015	7,383
Net (decrease) increase in cash and cash equivalents	(1,189)	511	318
Cash and cash equivalents at beginning of year	2,428	1,917	1,599
Cash and cash equivalents at end of year	$ 1,239	$ 2,428	$ 1,917

Supplemental information - Cash paid during the year for:			
Income taxes	$ -	$ 508	$ 503
Interest	2,719	2,902	1,633

Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Accounts payable converted to notes payable	$ 1,640	$ -	$ -
Assets acquired through capital lease transactions	-	1,264	2,800
Contingency stock issued for acquisitions	-	-	466

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2001, 2000 and 1999

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Comdial Corporation and its subsidiaries (together, "Comdial" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

NATURE OF OPERATIONS

Comdial is a United States ("U.S.") based developer and distributor of business communication systems. Comdial's principal customers are small to mid-sized offices throughout the U.S. and certain international markets. The distribution network consists of major distributors and direct sales to dealers, national account customers and government entities. Beginning in fiscal 2001, the Company has outsourced the majority of its manufacturing operations to three suppliers.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements and for the reporting periods. The most significant estimates relate to the allowance for doubtful accounts, inventory obsolescence, warranty reserves, allowance for product returns, intangible asset valuations and lives, employee benefit plans, and the valuation of deferred tax assets. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

CASH AND CASH EQUIVALENTS

Cash equivalents are defined as short-term liquid investments with maturities, at the time of purchase, of less than 90 days that are readily convertible into cash. Under Comdial's current cash management policy, borrowings from the revolving credit facility are used for general operating purposes. The revolving credit facility is reduced by cash receipts that are not needed for daily operations. Bank overdrafts of $2.1 million are included in accounts payable at December 31, 2000. Bank overdrafts are outstanding checks that have not (1) cleared the bank or (2) been funded by the revolving credit facility. The revolving credit facility activity is reported on a net basis in the Consolidated Statements of Cash Flows.

INVENTORIES

Inventories are stated at the lower of cost (standard in the case of manufactured goods or purchased cost for finished goods purchased from outsource manufacturers) or market. Cost approximates first-in, first-out method.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost less impairment losses, if applicable. Depreciation is computed using the straight-line method for all buildings, land improvements, machinery and equipment, and capitalized lease property over their estimated useful lives or lease term, if shorter. Expenditures for maintenance and repairs of property and equipment are charged to expense. Improvements and repairs, which extend economic lives, are capitalized.

In 2000, Comdial expensed certain computer hardware and software due to the rapid change in technology that has affected a need for continual replacements. In 2000, some of the major expenditures for computer hardware and software were financed through operating and capital leases.

The estimated useful lives of the Company's property and equipment are as follows:

Buildings 30 years Land Improvements 15 years Machinery and Equipment 7 years Computer Hardware Equipment and Tooling 5 years Leasehold Improvements 5 years Computer Software for Internal Use 3 years

INTANGIBLES

The cost in excess of the fair value of net assets of businesses acquired (goodwill) is amortized over periods ranging from 2 to 10 years. At December 31, 2001 and 2000, the Company had goodwill of $3.4 million and $6.1 million, net of accumulated amortization of $14.0 million and $16.7 million, respectively. The Company recognized amortization expense of $1.9 million, $3.2 million and $3.2 million in 2001, 2000 and 1999, respectively.

The Company evaluates periodically the propriety of the carrying amount of intangible assets, including goodwill, as well as the amortization period to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. This evaluation consists of the projection of undiscounted operating cash flows before depreciation, amortization, nonrecurring changes and interest over the remaining amortization periods of the related intangible assets. If such projections indicate that undiscounted operating cash flows, as adjusted, is not expected to be adequate to recover the carrying amounts of the related intangible assets, a loss is recognized to the extent that the carrying value of the asset exceeds its fair value. At this time, the Company believes that no impairment of goodwill or other intangible assets has occurred, other than as recorded and disclosed in Note 16, and that no reduction of the estimated useful lives is warranted.
LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment as circumstances change that might affect those assets. Impairment loss is not recognized unless a portion of the carrying amount of an asset is no longer recoverable based on a review of the asset's expected future undiscounted cash flows.

During 2001 and 2000, as a result of the Company's restructuring and the initiative to outsource manufacturing, the Company identified certain long-lived assets that were impaired. In addition, a portion of the Company's goodwill was deemed impaired. See Note 16.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

In 2001, 2000 and 1999, Comdial incurred costs associated with the development of software related to Comdial's various products, including development performed by outside contract engineers. The accounting for such software costs is in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Costs capitalized in accordance with SFAS No. 86 are amortized using the straight-line method over their useful lives, which are estimated by the Company to be three years. This three year straight-line method causes greater expense for each period versus using the revenue method. The total amount of unamortized software development costs is $7.8 million and $9.4 million, respectively, at December 31, 2001 and 2000. Accumulated amortization of software development costs is $8.6 million and $6.7 million, respectively, at December 31, 2001 and 2000. Total software development costs of $2.8 million, $4.4 million and $4.7 million were capitalized in the years ended December 31, 2001, 2000 and 1999, respectively. Amortization of capitalized software development costs of $3.1 million, $3.3 million and $2.4 million was recorded in the years ended December 31, 2001, 2000 and 1999, respectively.

As a result of the discontinuance of certain of its product lines in 2001 and 2000, the Company recognized an impairment loss on the associated capitalized software development costs. See Note 16.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs for the fiscal years ended 2001, 2000 and 1999, comprise the majority of engineering, research, and development costs, which were $7.6 million, $6.3 million and $9.7 million, respectively. Comdial is unable to segregate and quantify the amount of research and development costs from other engineering costs for such fiscal years.

POSTRETIREMENT BENEFITS OTHER THAN PENSION

Comdial accrues estimated costs relating to postretirement health care and life insurance benefits. In 2001, Comdial recognized no income or expense compared to income of $12,000 during 2000 and expense of $137,000 during 1999. See Note 10.

REVENUE RECOGNITION

The Company recognizes revenue using the guidance from Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements" and AICPA Statement of Position 97-2, "Software Revenue Recognition." Accordingly, revenue is recognized when all of the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is both fixed and determinable and (4) collectibility is reasonably assured. Certain of Comdial's sales have multiple elements, such as product and installation, and the Company allocates the revenues from these contracts to the elements and recognizes them separately. Generally, the Company recognizes revenues based on their respective fair values on product sales at the time of shipment. The Company accrues a provision for estimated returns concurrent with revenue recognition and classifies certain sales rebates and incentives to its dealers and distributors as a reduction of revenue. Comdial recognizes service revenue upon completion of the repairs or installation.

The Company recognizes shipping and handling fees as revenue, and the related expenses as a component of cost of sales. All internal handling charges are charged to selling, general and administrative expenses.

ADVERTISING COSTS

Costs related to advertising are generally expensed as incurred. Advertising expense was $0.4 million, $1.0 million and $1.4 million in 2001, 2000 and 1999, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Comdial accounts for stock-based compensation using the intrinsic value method under Accounting Principles Board ("APB") Opinion No. 25. Comdial has disclosed in Note 11 to the consolidated financial statements pro forma net income and earnings per share, as if Comdial had applied the fair value method for stock options and similar equity instruments, in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

Until March 2001, the 1992 Stock Incentive Plan (the "Stock Plan") had features that permitted option recipients to tender shares as partial or full consideration of the exercise price, which caused the Stock Plan to be classified as a variable plan. Under variable plan accounting, compensation expense is measured, as of each reporting date, as the amount by which the quoted market price of the shares of the Company's stock covered by the option grant exceeds the exercise price; compensation expense is recognized over the option's vesting period. Changes, either increases or decreases, in the quoted market price of the Company's shares between the date of grant and the date of exercise result in a change in the measure of compensation expense. After the March 2001 amendment, the Stock Plan became a fixed plan.

The other option plans are accounted for as fixed plans. Accordingly, no compensation cost has been recognized for the Company's fixed stock option plans other than the performance based options that are part of the plan for the Company's directors.

The Company recognized compensation expense in the amount of $0, $847,000 and $511,000 for its variable stock option plan for the years ended December 31, 2001, 2000 and 1999, respectively. The compensation expense recognized for its director's performance-based stock options was $0, $130,000, and $85,000 for 2001, 2000 and 1999, respectively.

Income Taxes

Comdial uses the liability method of accounting for income taxes, which is based on the differences between the financial statement and tax basis of assets and liabilities multiplied by the enacted tax rates that are known to be in effect when the differences reverse. The measurement of deferred tax assets is impacted by the amount of any tax benefits where, based on available evidence, the likelihood of realization can be established. Comdial has incurred cumulative operating losses through 2001 for financial statement and tax reporting purposes and has adjusted its valuation allowance account to equal the net deferred tax asset (see Note 7). Tax credits, if any, will be utilized to reduce current and future income tax expense and payments.

EARNINGS (LOSS) PER COMMON SHARE

Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing income by the weighted average number of common and potentially dilutive common shares outstanding during the period. See Note 8.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The Company has evaluated the fair value of its debt at December 31, 2001 and estimated it to be between $20 million and $22 million, due to the restructuring of its long-term debt. See Note 6.

RECLASSIFICATIONS

The Company has reclassified certain amounts for 2000 and 1999 to conform to the 2001 presentation. These and other reclassifications had no effect on operating or net income.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001. The Company expects to realize an annual increase in pre-tax income of $1.5 million due to the cessation of amortization on the goodwill. The adoption of this Statement is not expected to have a material impact on the Company's operations.

In June 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Costs ("SFAS No. 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is required to be applied in fiscal years beginning after June 15, 2002. The adoption of this Statement is not expected to have a material impact on the Company's operations.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). Statement 144 provides guidance on differentiating between assets held and used and assets to be disposed of. This Statement is required to be applied in fiscal years beginning after December 15, 2001. The adoption of this Statement is not expected to have a material impact on the Company's operations.

During 2001, the Emerging Issues Task Force reached a consensus on Issue 00-25, Consideration from a Vendor to a Reseller. This consensus creates a presumption that all consideration paid by a vendor to a reseller should be classified as a reduction of revenue in the vendor's income statement (instead of an expense) unless certain criteria are met. Accordingly, the Company has classified certain sales rebates and incentives as a reduction of revenue.

NOTE 2. ACQUISITIONS & DISPOSALS

SALE OF AVALON BUSINESS

In October 2001, Comdial entered into an agreement to sell its Avalon product line and certain related assets to a third party for approximately $125,000. Significant terms of the contract include conditional exclusivity of the rights and technology associated with the Avalon product, license fees to be paid to Comdial over a three-year period, and assignment of in-process customer contracts. Due to losses on assignments of in-process customer contracts, the Company recognized a loss of $81,000 in 2001 related to the sale, which is recognized in gain on sale of assets in the accompanying statements of operations.

SALE OF AMERICAN PHONE CENTERS, INC.

In May 2001, the Company sold certain assets of its subsidiary, American Phone Centers ("APC"), for $1.4 million, all of which was collected in 2001. Included in the sale were the following assets: inventory, equipment, excess and discontinued products and certain intellectual property rights associated with APC. A sales and marketing executive of Comdial owns approximately 5% of the buyer. In addition, 53 of the Company's employees became employees of the buyer. The Company and the buyer entered into two ancillary agreements related to repair of products and the sale of discontinued products. The Repair Agreement authorizes the buyer to perform certain non-warranty repair work on Comdial products. Under the Discontinued Product Agreement, the buyer is authorized to sell certain discontinued Comdial products. The Company recognized a loss of $45,000 on the sale during 2001, which is recognized in gain on sale of assets in the accompanying statements of operations.

SALE/LEASEBACK OF MANUFACTURING FACILITY

In March 2001, the Company sold its Charlottesville, Virginia, headquarters and manufacturing facility. The purchase price for the property was $11.4 million, all of which was collected in 2001. The Company is leasing back a portion of the facility through August 30, 2003, for low volume board production, light assembly, engineering, and technical services functions. Over the 30 month period, lease payment obligations total $2.6 million.

The total gain on the sale of the facility amounted to $5.1 million. The Company immediately recognized a gain of $2.9 million in 2001 which is the amount by which the gain exceeds the present value of the minimum lease payments to be made by the Company from the closing date through August 30, 2003. The remaining amount of the gain of $2.2 million has been deferred due to the leaseback and is being amortized over three years, the term of the lease, as a reduction of rent expense. During 2001, the Company amortized $1.1 million as a reduction of rent expense. As of December 31, 2001, the balance of the deferred gain amounts to $1.1 million.

SALE OF ARRAY ASSETS

In March 2000, the Company entered into a Strategic Alliance agreement with ePHONE Telecom, Inc. ("ePHONE") related to the business of its wholly-owned subsidiary, Array Telecom Corporation. Pursuant to the agreement, the Company sold certain fixed assets and products, and provided a license in certain intellectual property for a five-year term to ePHONE. The agreement also allowed ePHONE to utilize the name "Array" and provided ePHONE with access to its distribution channels. ePHONE paid Array on the closing date $2.7 million in cash and is required to pay royalty fees to the Company based on certain gross sales over a five-year period. The Company had been recognizing the gain of $1.9 million into income over a five-year period from the date of closing. Due to ePHONE filing for arbitration against the Company on October 2, 2001 and the subsequent termination of the agreement (see Note 13), Comdial ceased to recognize any gain during the fourth quarter of 2001. As of December 31, 2001, the balance of the deferred gain amounts to $1.3 million.

NOTE 3. INVENTORIES

Inventory consists of the following:

December 31, In thousands	2001	2000
Finished goods	$5,040	$ 7,064
Work-in-process	-	80
Materials and supplies	4,487	8,287
Total	$9,527	$15,431

Comdial provides reserves to cover product obsolescence and those reserves impact gross margin. Reserves for inventory obsolescence amounted to $4.0 million and $5.4 million as of December 31, 2001 and 2000, respectively. Future reserves will be dependent on management's estimates of the recoverability of costs from inventory.

In the fourth quarter of 2000, the Company decided to outsource the majority of its manufacturing operations. As a result, the Company recorded a lower of cost or market adjustment of its inventory in the amount of $2.4 million to reduce the carrying value of its materials inventory.

The Company purchases substantially all of its finished goods from three outsource manufacturers.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

December 31, In thousands	2001	2000
Buildings and leasehold improvements	$ 618	$ 11,905
Land and land improvements	-	692
Machinery and equipment	11,174	32,501
Computer hardware equipment and tooling	4,400	7,830
Computer software for internal use	3,354	3,291
Less accumulated depreciation	(13,707)	(37,466)
Property and equipment - Net	$ 5,839	$ 18,753

Depreciation expense charged to operations for the years 2001, 2000 and 1999, was $3.0 million, $4.4 million and $3.6 million, respectively.

Due to the Company's decision to outsource the majority of its manufacturing operations, management determined through an impairment analysis that certain of its fixed assets associated with manufacturing were impaired. Accordingly, the Company recognized impairment losses on its property and equipment of $1.0 million and $0.3 million in fiscal 2001 and 2000, respectively. See Note 16.

NOTE 5. LEASE OBLIGATIONS

Comdial has various capital and operating lease obligations. Future minimum lease commitments for capitalized leases and aggregate minimum rental commitments under operating lease agreements that have initial non-cancelable lease terms in excess of one year are as follows:

Year Ending December 31, In thousands	Capital Leases	Operating Leases
2002	$ 313	$2,941
2003	329	2,186
2004	2,748	734
2005	1,797	727
2006	-	726
thereafter	-	1,512
Total minimum lease commitments	$5,187	$8,826
Less amounts representing interest and other costs	(2,049)	
Principal portion of minimum lease commitments at December 31, 2001 including current amounts of $42	$3,138	

Assets recorded under capital leases (included in property and equipment in the accompanying Consolidated Balance Sheets) are as follows:

December 31, In thousands	2001	2000
Capitalized software	$ -	$ 669
Less accumulated amortization	-	(77)
Capitalized software - Net	$ -	$ 592

For 2000, Comdial entered into new capital lease obligations that amounted to approximately $1.3 million. All capital lease balances as of December 31, 2001 and 2000, are for software originally planned to be used internally. Amortization of assets recorded under capital leases is included in depreciation expense. During the fourth quarter of 2000, the Company determined that certain assets associated with these capital lease obligations were impaired (See Note 16). The capital lease amounts associated with the impaired assets continue to remain recorded as an obligation of the Company.

Operating leases are for office space and factory and office equipment. Total rent expense for operating leases, including rentals which are cancelable on short-term notice, for the years ended December 31, 2001, 2000 and 1999, were $1.6 million, $3.7 million and $2.7 million, respectively.

NOTE 6. DEBT

Long-term debt consists of the following:

December 31, In thousands	2001	2000
Revolver (1)	$16,500	$16,624
Term Loan (1)	6,404	18,500
Capital Leases (2)	3,578	3,285
Notes Payable (3)	947	-
Promissory Note (4)	2,079	-
Total Debt	$29,508	38,409
Less current maturities on debt	2,596	24,848
Total long-term debt	26,912	$13,561

(1) Both the Revolver and the Term Loan, made pursuant to the Credit Agreement with Bank of America, carried an interest rate based on Prime plus a 300 basis points margin. As of December 31, 2001, Comdial's borrowing rate was 8.00%, which includes the additional applicable margins.

The Company could use the Revolver with Bank of America for working capital and for other general corporate purposes. As of December 31, 2001, the Company had no additional availability under the Revolver or the Term Loan.

As of April 10, 2001, Comdial and Bank of America, N.A. ("Bank of America") agreed to new terms related to its revolving credit facility and Term Loan. The terms as set forth in the Amended and Restated Agreement were as follows:

- The revolving credit facility ("the Revolver") remained at $16.5 million. Comdial was allowed to utilize the facility provided that the collateral was not less than $13.5 million through September 30, 2001, $14.0 million through October 31, 2001, and $16.0 million through November 30, 2001. Furthermore, the facility's maturity had been extended until March 31, 2002.

- The Term Loan principal payment of $2.5 million due September 30, 2001 was replaced by an amount necessary to reduce the debt to $5 million. The expected amount was $1.3 million. The remaining balance of the term loan of approximately $5.0 million was due as follows: $2.5 million on December 20, 2001 and $2.5 million on March 31, 2002.

- The Earnings Before Income Taxes and Depreciation and Amortization ("EBITDA") covenant was replaced by a minimum EBITDA for June 30, September 30, and December 31, 2001 equivalent to $1.9 million, $6.0 million, and $9.7 million, respectively. The EBITDA covenant was measured on a cumulative basis from April 1, 2001.

The Company did not make the required principal payment of $1.3 million on September 30, 2001. In December 2001, Bank of America and the Company agreed to waive the December 31, 2001 principal payment as well as the minimum EBITDA covenant for the third and fourth quarters of 2001 until January 15, 2002 and then extended it again until February 28, 2002.

On March 6, 2002, Comdial and Bank of America entered into the First Amendment to the Amended and Restated Credit Agreement (the "First Amendment") which reduced the Revolver commitment to $8 million, reduced the Term Loan to approximately $4.9 million and agreed to extend the $1.5 million in letters of credit until March 31, 2003. Both the Revolver and the Term Loan mature March 31, 2003.

The First Amendment changed the schedule of principal payments on the Term Loan balance. The term note will start amortizing in September 2002 using a 36-month amortization schedule. The First Amendment also changed the applicable interest rate to an interest rate based on the Prime Rate plus a specified margin. Effective as of March 6, 2002, the interest rate is equal to the Prime Rate plus four percent. As of March 6, 2002, Comdial had no additional availability under the Revolver or the Term Loan.

Comdial's indebtedness to Bank of America under the Credit Agreement, as amended by the First Amendment, is secured by liens on all of Comdial's properties and assets. The First Amendment modified the financial covenants relating to consolidated net income and contained other covenants related to consolidated net worth and cross default provisions. The First Amendment also provided for the waiver of all 2001 violations and defaults.

In addition to the terms discussed above, in connection with the First Amendment, $10 million of outstanding debt of Comdial to Bank of America was converted into Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock, par value $10 per share (the "Preferred Stock"). Comdial issued 1,000,000 shares of the Preferred Stock to Bank of America. The Preferred Stock can be converted at any time into a maximum of 1.5 million shares of Comdial common stock. This conversion ratio will be reduced to as low as 500,000 shares of common stock in the event Comdial elects to pay down the term note by up to $3 million in connection with new investment into the Company by an outside investor. Comdial has a call option allowing it to buy out Bank of America's Preferred Stock at par value, but Bank of America has no mandatory redemption. The Preferred Stock has a 5 percent cumulative annual dividend if paid with cash or 10 percent if paid in common stock, at the election of Comdial. The shares of common stock issuable to Bank of America upon conversion of the Preferred Stock and as payment of dividends are subject to certain demand and piggyback registration rights pursuant to a registration rights agreement which will require the Company to register such shares of common stock for resale in the public market upon request.

Due to the restructuring discussed above, $22.4 million due to Bank of America has been excluded from current liabilities at December 31, 2001, in accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to be Refinanced".

(2) The Company has a Master Lease Agreement with Relational Funding Corporation and its assignees (collectively "RFC"). This agreement covers certain leases related to an abandoned software implementation and hardware for internal use. Effective August 1, 2001, the Company and RFC entered into an agreement to restructure the payment schedule for both the operating and capital leases as follows: Beginning August 1, 2001, the operating and capital lease monthly payments were reduced from $150,000 to $75,000 per month. The monthly operating lease payments were reduced by 25% and the capital lease payments by 75%. The difference between the original payments and the reduced payments will be deferred until the end of each of the lease terms at which time all deferred amounts and accrued interest related to such will be due. Interest on the deferred amounts will be accrued at a rate of 10% per annum. As of December 31, 2001 the Company was in default on its payments to RFC. On March 21, 2002, the Company and RFC reached agreement to reduce the total payments due under the operating and capital leases from a combined balance of approximately $5.5 million to a payout schedule over 72 months totaling approximately $2.3 million. For the first 30 months, the monthly payment is $39,621, which then reduces to $25,282. In addition, Comdial agreed to provide RFC warrants to purchase 175,000 shares of the common stock of the Company for $0.61 per share, which have an estimated fair market value of approximately $0.1 million.

(3) The Company has unsecured notes payable in the amount of $0.9 million outstanding as of December 31, 2001. The notes have interest rates ranging from 0% to 14.5%. Monthly principal and interest payments on the notes total $60,000. One of the notes has quarterly principal payments of $25,000 plus interest. Maturity dates on the notes range from December 2001 to September 2004. As of March 2002, the notes have been renegotiated to an outstanding balance of $0.2 million.

(4) On October 12, 2001, the Company signed a promissory note with one of its suppliers that converts $2.1 million in accounts payable owed to the supplier to a long-term note. The note bears interest at 7.5% per annum. Principal and interest payments are due monthly through June 2003. In February 2002, this note was canceled (see Note 17).

NOTE 7. INCOME TAXES

The components of the income tax expense (benefit) for the following years ended December 31 are as follows:

In thousands	2001	2000	1999
Current - Federal	$ -	$ (40)	$ 410
State	-	(16)	133
Deferred - Federal	-	14,200	1,573
State	-	1,256	574
Total provision	$ -	$15,400	$2,690

The income tax provision reconciled to the tax computed at statutory rates for the years ended December 31, is summarized as follows:

In thousands	2001	2000	1999
Federal tax at statutory rate (35% in 2001, 2000, and 1999)	$(7,408)	$(16,752)	$ 3,512
State income taxes (net of federal tax benefit)	(779)	806	764
Nondeductible charges	52	40	707
Other adjustments	(143)	197	(124)
Expiring business credits		66	504
Adjustment of valuation allowance	8,278	31,043	(2,673)
Income tax provision	$ -	$ 15,400	$ 2,690

No net deferred tax assets have been recognized in the accompanying Consolidated Balance Sheets at December 31, 2001 and 2000, respectively. The components of the net deferred tax assets (liabilities) at December 31, 2001 and 2000 are as follows:

Deferred Assets (Liabilities) In thousands	December 31, 2001	2000
Net loss carryforwards	$20,839	$ 13,918
Tax credit carryforwards	1,411	1,411
Inventory	1,774	3,274
Pension	-	128
Postretirement	281	287
Compensation and benefits	1,357	1,818
Capitalized software development costs	1,746	2,838
Other deferred tax assets	3,257	1,510
Goodwill	5,407	5,151
Research and development expenditures	6,786	4,515
Allowance for bad debts	1,331	1,067
Total deferred tax assets	44,189	35,917
Fixed asset depreciation	(1,771)	(1,776)
Total deferred tax liabilities	(1,771)	(1,776)
Net deferred tax assets	42,418	34,141
Less: Valuation allowance	(42,418)	(34,141)
Total	$ -	$ -

Comdial periodically reviews the requirements for a valuation allowance and makes adjustments to such allowances when changes in circumstances result in changes in management's judgment about the future realization of deferred tax assets. Due to the three-year cumulative basis losses, the Company recorded a valuation allowance equal to its net deferred tax assets of $42.4 million and $34.1 million for the years ended December 31, 2001 and 2000, respectively. For the years ended December 31, 2001, 2000 and 1999, the Company recorded an increase of its valuation allowance of $8.3 million, $33.8 million, and a decrease of $2.7 million, respectively.

At December 31, 2001 Comdial had net operating loss and credit carryovers of approximately $55.9 million expiring beginning in 2002 through the year 2021.

NOTE 8: EARNINGS (LOSS) PER SHARE

Unexercised options to purchase 1,021,990; 1,051,653 and 1,079,788 shares of common stock for the years ended December 31, 2001, 2000 and 1999, respectively, were not included in the computations of diluted loss per share because assumed conversion would be antidilutive.

The following table discloses the annual EPS information for the years ended December 31, 2001, 2000 and 1999.

In thousands except per share data	2001	2000	1999
Basic:			
Net loss	($21,799)	($63,264)	$7,343
Weighted average number of common shares outstanding during the period	9,201	9,170	8,934
Add - Deferred shares	10	18	14
Weighted average number of shares used in calculation of basic earnings per common share	9,211	9,188	8,948
Basic EPS	($2.37)	($6.89)	$ .82
Diluted:			
Net loss	($21,799)	($63,264)	$7,343
Weighted average number of shares used in calculation of basic earnings per common share	9,211	9,188	8,948
Effect of dilutive stock options	-	-	41
Weighted average number of shares used in calculation of diluted earnings per common share	9,211	9,188	8,989
Diluted EPS	($2.37)	($6.89)	$ .82

During the years ended December 31, 2001, 2000 and 1999, 8,500, 262,040, and 8,228 options were exercised at a weighted average exercise price of $0, $8.15, and $2.34, respectively.

NOTE 9. PENSION AND SAVINGS PLANS

Comdial currently has two pension plans that provide benefits based on years of service and an employee's compensation during the employment period. One plan is a qualified plan for all employees of Comdial and the other, which was initiated in April 1999, is a non-qualified plan ("Retirement Benefit Restoration Plan"). The non-qualified plan is strictly for executive officers and/or highly compensated employees who are designated as a participant of the plan by the Compensation Committee of Comdial. The non-qualified plan is not funded.

The calculation of pension benefits prior to 1993 was based on provisions of two previous pension plans. One plan provided pension benefits based on years of service and an employee's compensation during the employment period. The other plan provided benefits based on years of service only. The funding policy for the plans was to make the minimum annual contributions required by applicable regulations. Assets of the plans are generally invested in equities and fixed income instruments.

In July 2000, the Company froze the Retirement Benefit Restoration Plan, and in September 2000, the Company froze the qualified pension plan, thereby eliminating any further benefit accrual by employees in either of the plans. This action by the Company resulted in a one-time curtailment loss of $0.5 million. In addition, the Company recognized a settlement gain of $0.1 million on the payment of lump-sum retirement benefits to certain of its employees under the Retirement Benefit Restoration Plan, in 2000.

The following table sets forth the change in projected benefit obligations of the pension plans during 2001 and 2000.

In thousands	2001	2000
Benefit obligation at beginning of year	$ 25,603	$25,786
Service cost	-	1,051
Interest cost	1,870	1,938
Actuarial loss (gain)	(494)	1,019
Benefits paid	(1,546)	(1,776)
Curtailment adjustment	-	(2,559)
Settlement adjustment	-	144
Benefit obligation at end of year	$ 25,433	$25,603

The following tables sets forth the change in plan assets of the pension plans and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 2001 and 2000.

In thousands	2001	2000
Fair value of plan assets at beginning of year	$25,170	$24,080
Actual return on plan assets	1,873	907
Employer contribution	-	1,959
Benefits paid	(1,546)	(1,776)
Fair value of plan assets at end of year	$25,479	$25,170
Funded status	$ 64	$ (433)
Unrecognized actuarial gain	(253)	(71)
Unrecognized prior service cost	-	-
Net amount recognized	$ (189)	$ (504)
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid benefit cost	$ 2,147	$ 1,678
Accrued benefit liability	(2,336)	(2,182)
Net amount recognized	$ (189)	$ (504)

The Retirement Benefit Restoration Plan has projected benefit obligations of $1.2 million and $2.0 million at December 31, 2001 and 2000, respectively, with no plan assets.

Assumptions used in accounting for the plans as of December 31 were as follows:

	2001	2000	1999
Discount rate	7.25%	7.50%	8.00%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	N/A	4.50%	4.50%

Net periodic pension cost (benefit) for 2001, 2000 and 1999 included the following components:

In thousands	2001	2000	1999
Service cost	$ -	$ 1,051	$ 1,758
Interest cost	1,870	1,938	1,692
Expected return on plan assets	-	(2,050)	(1,777)
Amortization of prior service cost	(2,185)	186	124
Settlement gain	-	(112)	-
Curtailment loss	-	464	-
Recognized actuarial loss (gain)	-	(17)	68
Net periodic pension cost (benefit)	$ (315)	$ 1,460	$ 1,865

In addition to these pension benefits, Comdial contributes to a 401(k) plan, based on employee's contributions. Participants can contribute from 1% to 17% of their salary and Comdial will match contributions equal to 50% of the participant's contribution up to the first 6%. Comdial's total expense for the matching portion of the 401(k) plan for 2001, 2000 and 1999 was $0.4 million, $0.6 million and $0.6 million, respectively.

NOTE 10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Comdial provides certain health care coverage (until age 65), which is subsidized by the retiree through insurance premiums paid to Comdial, and life insurance benefits for substantially all of its retired employees. The effect of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on operating income for 2001 was income of $0, compared to income for 2000 of $12,000 and expense for 1999 of $137,000. The postretirement benefit obligation is not funded and does not include any provisions for securities, settlement, curtailment, or special termination benefits. In 1993, when SFAS No. 106 went into effect, Comdial elected to amortize the cumulative effect of this obligation over 20 years (see unrecognized transition obligation in the table below).

During fiscal 2000, Comdial eliminated this benefit, except to the extent employees had already earned them, and ceased to accrue any additional postretirement benefits under the program previously accounted for in accordance with SFAS No. 106. The postretirement benefit obligation was reduced by $0.7 million with a corresponding decrease to the unrecognized transition obligation. The effects of this transaction on fiscal 2000 earnings were negligible.

The following table sets forth the change in postretirement benefit obligations and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 2001 and 2000.

In thousands	2001	2000
Benefit obligation at beginning of year	$ 388	$1,074
Service cost	4	4
Interest cost	29	27
Plan participants' contributions	5	13
Actuarial loss/(gain)	6	17
Benefits paid	(20)	(40)
Curtailment effect	-	(707)
Benefit obligation at December 31	$ 412	$ 388

The following tables set forth the change in plan assets of the postretirement benefits and amounts recognized in Comdial's Consolidated Balance Sheets at December 31, 2001 and 2000.

In thousands	2001	2000
Fair value of plan assets at beginning of year	$ -	$ -
Employer contribution	15	27
Plan participants' contributions	5	13
Benefits paid	(20)	(40)
Fair value of plan assets at December 31	$ -	$ -
Funded status	$(412)	$(388)
Unrecognized transition obligation	401	438
Unrecognized actuarial gain	(735)	(812)
Accrued benefit cost	$(746)	$(762)

Assumptions used in accounting for the plans as of December 31 were as follows:

	2001	**2000**	**1999**
Discount rate	7.25%	7.50%	8.00%

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.25% for 2005 and remain at that level thereafter.

Net periodic postretirement (benefit) cost for 2001, 2000, and 1999, included the following components:

In thousands	2001	2000	1999
Service cost	$ 3	$ 4	$ 37
Interest cost	29	27	74
Amortization of unrecognized transition obligation	37	37	91
One-time curtailment income	-	(6)	
Recognized actuarial gain	(69)	(74)	(65)
Net postretirement (benefit) cost	$ -	($12)	$ 137

Assumed health care cost trend rates could have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

In thousands	One-percentage Point Increase	One-percentage Point Decrease
Effect on total of service and interest cost components	$ 1	($1)
Effect on postretirement benefit obligation	$ 27	($27)

NOTE 11. STOCK-BASED COMPENSATION PLANS

As of December 31, 2001, Comdial had two stock-based compensation plans. The 1992 Stock Incentive Plan (the "Incentive Plan") provides for stock options to purchase shares of Common Stock which may be granted to officers, directors and certain key employees as additional compensation. Pursuant to the terms of the 1992 Non-employee Directors Stock Incentive Plan (the "Directors Stock Incentive Plan"), each non-employee director shall be awarded 3,333 shares of Comdial's Common Stock for each fiscal year Comdial reports income. In January 1997, in accordance with the terms of the Directors Stock Incentive Plan, the board of directors adopted a resolution suspending 833 of the 3,333 shares of Comdial's common stock automatically awarded to non-employee directors under such circumstances. In 2000, each non-employee director was awarded 2,500 shares related to income earned by Comdial for fiscal year 1999. No amounts were awarded for 2000 or 2001. The plans are composed of stock options, restricted stock, nonstatutory stock, and incentive stock. Comdial's incentive plans are administered by the Compensation Committee of Comdial's Board of Directors.

As of December 31, 2001, there were 2.0 million shares of Comdial's Common Stock reserved for issuance under the Incentive Plan that was approved by the stockholders in 1996, including 0.2 million shares of Comdial's Common Stock reserved for issuance under the Directors Stock Incentive Plan. Of this amount, 0.5 million shares had not been granted under either plan. Comdial has previously accepted notes relating to the non-qualified stock options exercised by officers and employees. These notes receivable relating to stock purchases amounted to $0, $0 and $150,000 at December 31, 2001, 2000 and 1999, respectively, and have been deducted from Stockholders' Equity (Deficit).

Options granted in 2001 and 2000 have a maximum term of ten years and vest in installments of 50%, 25% and 25% per year on each of the first through the third anniversaries of the grant date. Options issued in 1999 vest in installments of 33% per year on each of the first through the third anniversaries of the grant date. All options granted through the Incentive Plan are granted at an exercise price equal to the market price of Comdial's Common Stock on the grant date.

Information regarding stock options granted under the Incentive Plan is summarized below:

	2001	(1)	2000	(1)	1999	(1)
Options outstanding,						
January 1;	1,051,653	$5.42	1,079,788	$8.66	1,104,213	$8.93
Granted	724,852	.77	728,500	3.34	220,433	7.51
Exercised	(8,500)	.00	(262,040)	8.15	(8,228)	2.34
Terminated	(746,015)	5.51	(494,595)	8.21	(236,630)	9.08
Options outstanding, December 31;	1,021,990	2.95	1,051,653	5.31	1,079,788	8.66
Options exercisable, December 31;	406,437	2.97	265,755	8.96	598,468	8.57
Per share ranges of options outstanding at December 31	$0.28 - $13.50		$1.41 - $13.50		$1.41-$13.50	
Dates through which options outstanding at December 31, were exercisable	1/2002 - 12/2011		1/2001-12/2010		1/2000-12/2009	

(1) Weighted-average exercise price at grant date.

The following table summarizes information concerning currently outstanding and exercisable options at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$ 0.28 to 1.35	434,936	9.4	$ 0.40	199,436	$ 0.27
$ 1.35 to 2.70	368,087	8.5	1.88	84,066	1.87
$ 2.70 to 4.05	10,001	.3	3.00	10,001	3.00
$ 5.40 to 6.75	3,833	2.8	5.79	3,833	5.79
$ 6.75 to 8.10	32,716	6.1	7.57	24,164	7.55
$ 8.10 to 9.45	32,261	4.2	8.87	32,261	8.87
$ 9.45 to 10.80	4,000	2.1	10.59	4,000	10.59
$ 10.80 to 12.15	28,926	6.0	10.94	28,926	10.94
$ 12.15 to 13.50	107,250	8.2	12.54	19,750	12.73
0.28 to 13.50	1,021,990	8.5	$ 2.95	406,437	$ 2.97

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Risk-free interest rate	3.039%	6.03%	5.15%
Expected life	7.36	5.10	6.5
Expected volatility	110.3%	87%	65%
Expected dividends	none	none	none

If compensation cost for Comdial's Stock Incentive Plans had been determined based on the fair value at the grant dates for awards under the plan, consistent with the method prescribed by SFAS No. 123, Comdial's net income (loss) and earnings (loss) per share would have been shown in the pro forma amounts indicated below:

In thousands except per share amounts		2001	2000	1999
Net (loss) income:	As reported	$(21,799)	$(63,264)	$ 7,343
	Additional Compensation expense	1,055	1,360	1,327
	Pro forma	$(22,854)	$(64,624)	$ 6,016
Basic (loss) earnings per share:				
	As reported	$ (2.37)	$ (6.89)	$ 0.82
	Pro forma	(2.48)	$ (7.03)	$ 0.67
Diluted (loss) earnings per share:				
	As reported	$ (2.37)	$ (6.89)	$ 0.82
	Pro forma	(2.48)	$ (7.03)	$ 0.67

The weighted average fair value of options granted in which the option price equaled the fair market value of the Company's stock on the date of grant is $0.51, $2.74 and $6.14 for the years ending December 31, 2001, 2000 and 1999 respectively.

NOTE 12. SEGMENT INFORMATION

During 2001 and 2000, substantially all of the Company's sales, net income, and identifiable net assets were attributable to the telecommunications industry with over 98% of sales occurring in the United States.

In the fourth quarter of 2000, the Company adopted a Restructuring Plan, the principal terms of which are discussed in Note 15 below. In 2001, pursuant to this plan, the Company discontinued the prior organization and consolidated its Strategic Business Unit ("SBU") segments that were defined as Comdial Convergent Communications Corporation, Comdial Enterprise Solutions, Inc., Key Voice Technologies, Comdial Business Communications Corporation and Array. The consolidation of these business units resulted in the organization of product segments to correspond with the industry background of primary business and product offerings which fall into three categories: (1) voice switching systems for small to mid-size businesses, (2) voice messaging systems, and (3) computer telephony integration ("CTI") applications and other. Each of these categories is considered a business segment, and with respect to their financial performance, the costs associated with these segments can only be quantified and identified to the gross profit level for each segment. These three product segments comprise substantially all of Comdial's sales to the telecommunications market.

The information in the following tables is derived directly from the segments internal financial reporting used for management purposes. Unallocated costs include operating expenses, goodwill amortization, interest expense, other miscellaneous expenses, and income tax expense. Comdial does not maintain information that would allow assets, liabilities, or unallocated costs to be broken down into the various product segments as most of these items are shared in nature.

The following tables show segment information for the years ended December 31:

(In thousands)	2001	2000	1999
Business Segment Net Sales			
Switching	$ 53,511	$ 49,545	$ 81,868
Messaging	15,183	28,014	38,907
CTI & Other	7,473	12,005	19,982
Net sales	$ 76,167	$ 89,564	$140,757

(In thousands)	2001	2000	1999
Business Segment Profit			
Switching	$ 13,702	$ 5,646	$ 29,148
Messaging	8,967	13,248	21,943
CTI & Other	445	(7,045)	4,112
Gross profit	23,114	11,849	55,203
Operating expenses	43,147	55,879	43,251
Interest expense, net	2,759	2,902	1,633
Miscellaneous expense - net	454	932	286
Gain on sale of assets	(1,447)	-	-
Loss before income taxes	($21,799)	($47,864)	$ 10,033

Comdial had sales in excess of 10% of net sales to three customers as follows:

In thousands	2001	2000	1999
Sales:			
ALLTEL Supply, Inc.	$ 9,148	$14,563	$24,393
Graybar Electric Company, Inc.	29,770	24,683	34,750
Sprint/North Supply, Inc.	11,007	16,035	25,323
Percentage of net sales:			
ALLTEL Supply, Inc.	12%	16%	17%
Graybar Electric Company, Inc.	39%	28%	25%
Sprint/North Supply, Inc.	14%	18%	18%
Net sales of all three:			
Switching	46,272	$49,894	$75,517
Messaging	3,653	5,387	8,949
Net sales	$49,925	$55,281	$84,466

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES

Comdial currently and from time to time is involved in litigation arising in the ordinary course of its business. Those that the Company believes may have a significant impact on it are described below. Comdial can give no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on its results of operations, cash flows or financial condition.

On March 5, 2001, William Grover, formerly a senior vice president of Comdial, filed suit in state court in Charlottesville, Virginia alleging breach of an employment contract and defamation, and seeking compensatory, punitive and exemplary damages in the total amount of $1.9 million, plus interest. Among other things, Mr. Grover claims that the for-cause termination of his employment was unjustified and that he is therefore entitled to all benefits accrued to him pursuant to the Company's executive retirement plan. The Company removed this case to the federal district court for the Western District of Virginia, because Mr. Grover's state law claims against Comdial are preempted by federal law, specifically ERISA. Presently, Mr. Grover is seeking to remand the case back to state court. Comdial believes it has adequate substantive and procedural defenses against all claims made against Comdial in this matter and no amounts have been accrued.

On October 5, 2000, William G. Mustain resigned as president and chief executive officer of Comdial. On the same date, Comdial agreed to pay Mr. Mustain his normal salary for the remainder of 2000 plus severance in the amount of $0.1 million per year for three years beginning on January 1, 2001. Mr. Mustain was also entitled to be paid approximately $1.7 million in three installments over a 15 month period plus certain fringe benefits under Comdial's Retirement Benefit Restoration Plan (the "Plan"). In 2001, Comdial made the initial payment of $0.6 million under the Plan. However, on June 30, 2001, Comdial notified Mr. Mustain that it would not make payment of the second $0.6 million installment due under the Plan because of its financial condition, as permitted under the terms of the agreement with Mr. Mustain. On December 27, 2001, Comdial reached agreement with Mr. Mustain on modified terms with respect to the remaining amounts due to him. In lieu of those remaining amounts due of $1.1 million, Comdial agreed to pay Mr. Mustain a total of approximately $0.3 million, payable in five annual installments commencing in 2004. No gain will be recognized until the Plan is liquidated. Comdial also agreed to continue to pay Mr. Mustain the aforementioned severance pay through the three-year severance period that expires on December 31, 2003. All amounts due Mr. Mustain have been accrued as of December 31, 2001.

On September 28, 2001, Baisch & Skinner, Inc. ("Baisch") filed suit against Comdial and a second defendant, Barron Communications, Inc. ("Barron") in St. Louis County, Missouri, alleging multiple counts of breach of contract and breach of warranty in connection with an agreement involving the installation by Barron of a communications system at Baisch's place of business. The suit seeks $78,000 in compensatory damages and unspecified incidental and consequential damages, interest and costs. Comdial believes it has ample defenses to the claims alleged in this matter. The matter is currently in the discovery phase. No amounts have been accrued.

On October 2, 2001, ePHONE Telecom, Inc. filed for arbitration against Comdial in Washington, DC, alleging fraud in the inducement, among other things, arising from the alleged breach of an asset purchase and software license agreement. ePHONE is seeking rescission of the agreement and a return of the full amount of $2.7 million paid to us thereunder. Comdial will vigorously defend itself against ePHONE's allegations and it has filed counterclaims against ePHONE for an amount in excess of $2.0 million based on ePHONE's failure to make minimum royalty payments due under the agreement and for loss of future revenues based on ePHONE's breach of the agreement and the resulting termination thereof. On March 20, 2002, ePHONE requested leave to clarify its original claim by asserting $5.0 million in compensatory damages and $5.0 million in punitive damages in addition to the damages described above. No ruling has been made on that request. Comdial believes it has ample defenses to the claims alleged against Comdial in this matter. No amounts have been accrued.

On November 2, 2001, Comdial reached a settlement of a lawsuit filed against the Company by Rates Technology Inc. ("RTI") in the Eastern District of New York alleging that certain of its products had infringed an expired patent held by RTI. According to the settlement agreement, Comdial agreed to pay an amount not in excess of $0.5 million pursuant to a promissory note payable in quarterly installments through August 2004 in exchange for dismissal of the suit against Comdial and King Technologies, Inc. ("King"). King had been named as an additional defendant in the suit under an amendment by RTI to its initial complaint. The specific financial terms of the settlement are confidential. As of December 31, 2001, the settlement amount had been accrued. On February 13, 2002, Comdial reached agreement with RTI on modified payment terms under the aforementioned promissory note. The note has been paid in full.

NOTE 14. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following presents the Company's quarterly financial data for the last two years:

In thousands except per share amounts	First Quarter	Second Quarter
2001		
Net Sales	$18,115	$ 20,261
Gross profit	7,801	7,915
Goodwill amortization	671	425
Interest expense	690	598
Net loss	(1,092)	(2,766)
Net loss per common share: Basic	(0.12)	(0.30)
Diluted	(0.12)	(0.30)
2000		
Net Sales	$30,266	$ 18,506
Gross profit	11,843	1,546
Goodwill amortization	799	798
Interest expense	607	616
Net loss	(2,333)	(4,848)
Net loss per common share: Basic	(0.26)	(0.53)
Diluted	(0.26)	(0.53)

In thousands except per share amounts	Third Quarter	Fourth Quarter
2001		
Net Sales	$22,882	$ 14,909
Gross profit	7,342	56
Goodwill amortization	423	423
Interest expense	834	637
Net loss	(2,997)	(14,944)
Net loss per common share: Basic	(0.33)	(1.62)
Diluted	(0.33)	(1.62)
2000		
Net Sales	$24,049	$ 16,743
Gross profit	4,277	(5,817)
Goodwill amortization	799	799
Interest expense	745	934
Net loss	(5,137)	(50,946)
Net loss per common share: Basic	(0.56)	(5.53)
Diluted	(0.56)	(5.53)

Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income. See Note 1.

NOTE 15. RESTRUCTURING

In 2000, due to declining market conditions, unfavorable economic factors, uncompetitive product costs, and excess inventory levels, the Board of Directors and management deemed it necessary to develop a plan to restructure the Company. This plan was approved by the Board of Directors, and implementation commenced during the fourth quarter of 2000.

Significant terms of the restructuring plan ("the Plan") included outsourcing the manufacturing operations, reducing the Company's workforce and selling the headquarters and manufacturing facility. Pursuant to the Plan, 152 employees were terminated effective December 15, 2000; another 222 employees were notified as of December 28, 2000 that their positions would be eliminated in fiscal 2001. The employees to be terminated were part of the manufacturing function and related general and administrative positions in Charlottesville, Virginia. As of December 31, 2001, a total of 342 employees have been terminated as part of the Plan and the remaining 32 employees are expected to leave by April 2002.

On September 28, 2001, as a result of the downturn in the economy and the events of September 11, 2001, management and the Board approved and executed a second restructuring plan. The plan was designed to achieve certain operational and financial efficiencies throughout the organization. A contingency plan was also developed to quickly react if the disaster proved to cause more serious economic effects to the company. Significant terms of the second plan included downsizing the workforce in both the Sarasota and Charlottesville locations. Accordingly, reductions were made across several departments including sales, finance, manufacturing, engineering, and technical support. Thirty employees in total were terminated. Employees were notified as of September 28, 2001 that their positions had been eliminated.

During the month of October, the Company decided that further restructuring was required. During November 2001, a third restructuring plan was announced. The Company decided to make changes to the engineering department, as well as cut expenses further in light of the events of September 11 and the effects that this event had on the sales of its products. The Company announced that it would be outsourcing the entire production and assembly work in Charlottesville. During November 2001, it was announced that the Company would eliminate more than 75 positions between November 2001 and April 2002 as it executes this exit from manufacturing.

As of December 31, 2000, the Company accrued severance and related benefits in the amount of $2.4 million related to the Plan. During 2001, the Company accrued an additional $0.8 million of severance and related benefits for the September and November restructurings. During 2001, the Company made cash severance payments of $2.3 million relating to the 2000 and 2001 restructurings. During 2001, $0.4 million was reduced from the restructuring accrual for employees who terminated their employment voluntarily before their severance date and, therefore, received no severance pay. As of December 31, 2001, the Company has a remaining obligation of $0.5 million related to severance and related benefits, which will be paid during 2002. These amounts are included in accrued payroll and related expenses in the accompanying December 31, 2001 consolidated financial statements.

NOTE 16. IMPAIRMENT OF LONG-LIVED ASSETS

During 2001 and 2000, Comdial recorded impairment losses on long-lived assets, including goodwill, of $3.2 million and $7.4 million, respectively. Asset impairments for 2001 and 2000 of $1.0 million and $0.3 million, respectively, were required related to the manufacturing equipment that will be disposed as a result of the outsourcing of Company's manufacturing operations. The asset impairments were measured by the excess of the carrying value of the assets over the fair value of the assets. Fair value of the assets was determined by independent valuations and quoted market prices. The Company expects to realize an annual savings of $0.3 million due to the cessation of depreciation on the assets held for disposal.

Other impairment losses consisted of capitalized software development costs in the amount of $1.4 million and $0.4 million for 2001 and 2000, respectively, related to discontinued products. These losses were based on a comparison of the projected undiscounted cash flows to the carrying value of these assets. In 2000, $3.9 million of software purchased for internal use that was no longer going to be utilized due to the Company's downsizing was written off.

In March 2000, the Company sold the assets of its wholly owned subsidiary, Array. Pursuant to the sale of the assets, the Company licensed its technology to ePHONE. The Company was to receive royalty fees based on certain gross sales over a five-year period. The Company determined that the present value of the future cash flows related to the licensing agreement was less than the carrying value of the goodwill. Accordingly, the Company recorded a $2.8 million impairment loss on goodwill during 2000. Due to ePHONE filing arbitration against the Company on October 2, 2001 (see Note 13), Comdial deemed the remaining goodwill balance of $0.8 million in 2001 to be impaired and recorded a loss for this amount.

NOTE 17. SUBSEQUENT EVENTS

See Note 6 for subsequent events related to long-term debt.

In the first quarter of 2002, the Company reached agreements with certain vendors and other creditors to forgive $7.1 million in current non-bank obligations, net of fees payable to the debt management firm that the Company hired to assist with these efforts. These liabilities included amounts owed to a former distributor of the Company's products, several component parts suppliers and a seller of industrial equipment. The gains on forgiveness of $4.6 million will be recognized in 2002.

Included in the non-bank obligations reduction is $2.1 million related to a promissory note that was canceled by a supplier upon Comdial returning the original inventory purchased from the supplier. Upon return of the inventory, Comdial entered into a purchase commitment with the supplier to repurchase the inventory by January 2007, with a minimum monthly purchase amount of $25,000. Also included in the non-bank obligations reduction is $0.5 million related to a supplier canceling the amount owed by Comdial in exchange for a purchase commitment of $0.8 million for product that Comdial must purchase by December 2002.

ITEM 9. CHANGES IN ACCOUNTANTS

On April 24, 2001, the Registrant dismissed Deloitte & Touche LLP as its independent auditors.

The reports of Deloitte & Touche LLP on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, except for the two matters reported below, during the two most recent fiscal years and the subsequent interim period, there were no disagreements with Deloitte & Touche LLP on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to their satisfaction, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreement(s) in their report.

In connection with the audit of the Registrant's consolidated financial statements for the year ended December 31, 2000, there was a disagreement between management and Deloitte & Touche LLP related to the accounting for its 1992 Incentive Stock Option Plan ("the 1992 Plan"). Management recorded adjustments related to this plan in the 2000 consolidated financial statements and also restated the 1998 and 1999 consolidated financial statements, as described in its Annual Report on Form 10-K for 2000 and, as a result, Deloitte & Touche LLP indicated that this disagreement was satisfactorily resolved.

Also in connection with the audit of the Registrant's consolidated financial statements for the year ended December 31, 2000, there was a disagreement related to the accounting for income taxes in 2000. Management recorded adjustments related to this matter in the 2000 consolidated financial statements and, as a result, Deloitte & Touche LLP indicated that this disagreement was satisfactorily resolved.

The Audit Committee of the Company's Board of Directors discussed the subject matter of both disagreements with Deloitte & Touche LLP.

On May 1, 2001, the Registrant engaged Ernst & Young LLP as its independent auditors. The Company has authorized Deloitte & Touche LLP to respond fully to the inquiries of Ernst & Young, LLP concerning the subject matter of the foregoing disagreements. The decision to change auditors was approved by the Registrant's Board of Directors on April 23, 2001.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT Information concerning Directors and Executive Officers of the Registrant is incorporated by reference under the caption "Election of Directors" and "Executive Officers of Comdial" of Comdial's definitive proxy statement for the annual meeting of stockholders.

ITEM 11. EXECUTIVE COMPENSATION
Executive compensation and management transactions information is incorporated by reference under the caption "Executive Compensation" of Comdial's definitive proxy statement for the annual meeting of stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT Information is incorporated by reference under the captions "Securities Ownership of Certain Beneficial Owners and Management" of Comdial's definitive proxy statement for the annual meeting of stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Information is incorporated by reference under the caption "Family Relationships" and "Certain Relationships and Related Transactions" of Comdial's definitive proxy statement for the annual meeting of stockholders.

Part IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)

1. Audited Consolidated Financial Statements of Comdial Corporation and its Subsidiaries

 Report of Ernst & Young LLP
 Report of Deloitte & Touche LLP

 Financial Statements:
 Consolidated Balance Sheets - December 31, 2001 and 2000
 Consolidated Statements of Operations - Years ended December 31, 2001, 2000 and 1999
 Consolidated Statements of Stockholders' Equity (Deficit) - Years ended December 31, 2001, 2000 and 1999
 Consolidated Statements of Cash Flows - Years ended December 31, 2001, 2000 and 1999
 Notes to Consolidated Financial Statements - Years ended December 31, 2001, 2000 and 1999

2. Financial Statements - Supplemental Schedules:

 Schedule II - Valuation and Qualifying Accounts

 All other schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes.

3. Exhibits Included herein:

 (3) Articles of Incorporation and Bylaws:

 3.1 Certificate of Incorporation of Comdial Corporation. (Exhibits (a) Item 3.1 to Item 6 of Registrant's Form 10-Q for the period ended July 2, 1995.) *

 3.2 Certificate of Amendment of the Certificate of Incorporation of Comdial Corporation as filed with the Secretary of State of the State of Delaware on February 1, 1994. (Exhibit 3.2 to Registrant's Form 10-Q for the period ended July 2, 1995.)*

 3.3 Bylaws of Comdial Corporation. (Exhibit 3.3 to Registrant's Form 10-K for the year ended December 31, 1993.)*

 (10) Material Contracts:

 10.1 Registrant's 1992 Stock Incentive Plan and 1992 Non-employee Directors Stock Incentive Plan. (Exhibits 28.1 and 28.2 of Registrant's Form S-8 dated October 21, 1992.)*

 10.2 Amendment No. 1 to the Registrant's 1992 Stock Incentive Plan and 1992 Non-employee Directors Stock Incentive Plan. (Exhibit 10.1 and 10.2 of Registrant's Form 10-Q dated September 28, 1997.)*

 10.3 Amendment No. 2 to the Registrant's 1992 Stock Incentive Plan and 1992 Non-employee Directors Stock Incentive Plan. (Exhibit 10.2 of Registrant's Form 10-Q dated June 30, 1996.)*

 10.4 Amendment No. 3 to the Registrant's 1992 Stock Incentive Plan and 1992 Non-employee Directors Stock Incentive Plan. (Exhibit 10.3 of Registrant's Form 10-Q dated June 30, 1996.)*

 10.5 Amendment to Amendment No. 3 to the Registrant's 1992 Non-employee Directors Stock Incentive Plan. (Exhibit 10.5 to Registrant's Form 10-K for the year ended December 31, 1997.)*

 10.6 Amendment No. 4 to the Registrant's 1992 Stock Incentive Plan. (Exhibit 10.6 to Registrant's Form 10-K for the year ended December 31, 1997.)*

 10.7 Amendment No. 4 to the Registrant's 1992 Non-employee Directors Stock Incentive Plan. (Exhibit 10.7 to Registrant's Form 10-K for the year ended December 31, 1997.)*

10.8	The Registrant's Executive Stock Ownership Plan effective January 1, 1996. (Exhibit 10.10 to Registrant's Form 10-K for the year ended December 31, 1995.)*
10.9	Amendment No. 1 to the Registrant's Executive Stock Ownership Plan dated July 31, 1997. (Exhibit 10.17 to Registrant's Form 10-K for the year ended December 31,
10.10	Amendment No. 2 to the Registrant's Executive Stock Ownership Plan dated January 1, 1998. (Exhibit 10.18 to Registrant's Form 10-K for the year ended December 31, 1997.)*
10.11	The Registrant's Executive Severance Plan dated August 31, 1995. (Exhibit 10.11 to Registrant's Form 10-K for the year ended December 31, 1995.)*
10.12	Amendment No. 1 to the Registrant's Executive Severance Plan dated July 31, 1997. (Exhibit 10.19 to Registrant's Form 10-K for the year ended December 31, 1997.)*
10.13	Development and Purchase Agreement dated February 21, 1997 among Registrant and Harris Corporation. (Exhibit 10.20 to Registrant's Form 10-K for the year ended December 31, 1997.)*
10.14	FastCall Purchase Agreement dated December 31, 1997 among Aurora Systems, Inc. and Spanlink Communications, Inc. (Exhibit 10.21 to Registrant's Form 10-K for the year ended December 31, 1997.)*
10.15	Asset Purchase Agreement dated July 14, 1998 among the Registrant and Array Telecom Inc. and Array Systems Computing Inc. (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended June 28, 1998.)*
10.16	Second Amendment to Comdial's 401(k) Plan dated November 29, 1998. (Exhibit 10.25 to Registrant's Form 10-K for the year ended December 31, 1998.)*
10.17	Third Amendment to Comdial's 401(k) Plan dated February 8, 1999.(Exhibit 10.17 to Registrant's Form 10-K for the year ended December 31, 1999)*
10.18	Credit Agreement dated October 22, 1998 among Registrant and NationsBank, N.A. (Exhibit 10.26 to Registrant's Form 10-K for the year ended December 31, 1998.)*
10.19	Comdial's Retirement Benefit Restoration Plan (Exhibit 10.19 to Registrant's Form 10-K for the year ended December 31, 1999)*
10.20	Strategic Alliance Agreement dated March 31, 2000 between the Registrant and ePHONE Telecom, Inc. (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended April 2, 2000)*
10.21	Patent License Agreement dated March 17, 2000 between the Registrant and Lucent Technologies GRL Corporation (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended April 2, 2000)*
10.22	Amendment No. 5 to the Registrant's 1992 Stock Incentive Plan (Exhibit 99.1 to Registrant's Form S-8 dated November 15, 2000)*
10.23	Amended and Restated Credit Agreement dated November 22, 2000 (Exhibit 10.23 to Registrant's Form 10-K for the year ended December 31, 2000.)*
10.24	Agreement of Sale and Purchase dated March 9, 2001 between the Registrant and Seminole Trail Properties, LLC (Exhibit 3.1 to Registrant's Form 8-K filed March 26, 2001)*
10.25	Deed of Lease dated March 9, 2001 between Seminole Trail Properties, LLC and the Registrant (Exhibit 10.1 to Registrant's Form 8-K filed March 26, 2001)*
10.26	Amended and Restated Credit Agreement dated April 10, 2001 (Exhibit 10.23 to Registrant's Form 10-K for the year ended December 31, 2000.)*
10.27	First Amendment to Amended and Restated Credit Agreement dated March 6, 2002 between the Registrant and Bank of America, N.A.
10.28	Certificate of Designation of Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock dated March 6, 2002

10.29 Registration Rights Agreement dated March 6, 2002 between the Registrant and Bank of America, N.A.

10.30 Preferred Stock Investment Agreement dated March 6, 2002 between the Registrant and Bank of America, N.A.

*** INCORPORATED BY REFERENCE HEREIN.**

(21) Subsidiaries of the Registrant

(23) Consent of Ernst and Young LLP
Consent of Deloitte & Touche LLP

(24) Power of Attorney

(b) Reports on Form 8-K:

During the quarter ended December 31, 2001, Comdial filed no current reports on Form 8-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 29th day of March, 2002.

COMDIAL CORPORATION

By: /s/ Paul K. Suijk

Paul K. Suijk
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

* Director March 29, 2002 -------------------- Robert P. Collins

* Director March 29, 2002 -------------------- Nickolas A. Branica

* Director March 29, 2002 -------------------- David P. Berg

* Director March 29, 2002 -------------------- Sanford Schlitt

* By: /s/ Ralph R. Dyer

Ralph R. Dyer, as attorney
in fact pursuant to the power
of attorney contained in
Exhibit 24 of this Form 10-K.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
COMDIAL CORPORATION
DECEMBER 31, 2001
In Thousands

COL. A	COL. B	COL. C	COL. D	COL. E	
Description	Balance at Beginning of Period	Additions Charged to Costs and Expense	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2001:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 2,834	$ 2,288		($1,589)*	$ 3,533
Reserve for sales returns	2,447	-		(2,224)**	223
Reserve for inventory obsolescence	5,355	2,475		(3,808)***	4,022
Deferred tax asset valuation allowance	34,141	8,277		-	42,418
Total	$ 44,777	$ 13,040		($7,621)	$ 50,196
Year Ended December 31, 2000:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 302	$ 2,793		($261)*	$ 2,834
Reserve for sales returns	418	2,029		-	2,447
Reserve for inventory obsolescence	3,239	3,734		(1,618)***	5,355
Deferred tax asset valuation allowance	300	33,841		-	34,141
Total	$ 4,259	$ 42,397		($1,879)	$ 44,777
Year Ended December 31, 1999:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 198	$ 194		($90)*	$ 302
Reserve for sales returns	401	17		-	418
Reserve for inventory obsolescence	3,362	487		(610)***	3,239
Deferred tax asset valuation allowance	2,966	(2,666)		-	300
Total	$ 6,927	($1,968)		($700)	$ 4,259

* Write off uncollectible accounts
** Return of inventory
*** Write off obsolete inventory

Exhibit 10.27

FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

THIS FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (this "First Amendment") is dated as of this 6th day of March, 2002, by and between COMDIAL CORPORATION (the "Company"), a Delaware corporation with an office at 106 Cattlemen Road, Sarasota, Florida 34232 and BANK OF AMERICA, N.A. (the "Bank"), a national banking association with an office at 100 N. Tampa Street, Suite 1700, Tampa, Florida 33602.

The Company and the Bank are parties to an Amended and Restated Credit Agreement dated as of November 22, 2000 (the "Credit Agreement"), pursuant to which the Bank agreed, subject to the terms and conditions contained in the Credit Agreement, to extend a revolving credit facility in the initial aggregate principal amount not to exceed at any time outstanding $21,500,000, to provide for a $5,000,000 letter of credit subfacility and to extend an $18,500,000 term loan facility. The Company and the Bank are also parties to a letter agreement dated April 10, 2001 (the "April 10 Letter"), pursuant to which the Bank agreed to modify certain terms of the Credit Agreement as provided therein. The Company, the Guarantors (as defined in the Credit Agreement) and the Bank are also parties to a Forbearance Agreement dated as of January 28, 2002 (the "Forbearance Agreement"), pursuant to which the Bank agreed to forbear from the exercise of certain of its rights and remedies under the Loan Documents (as defined in the Credit Agreement) for a period of time as specified therein so that the Company and the Bank could discuss the possibility of restructuring the Indebtedness (as defined in the Forbearance Agreement).

The Bank and the Company have agreed to restructure the Indebtedness so as to (i) exchange $10,000,000 of the Indebtedness for preferred stock of the Company to be issued to the Bank pursuant to this First Amendment and the Comdial Corporation Certificate of Designation of Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock dated March 6, 2002 (the "Certificate of Designation"), the Registration Rights Agreement dated March 6, 2002, by and between the Company and the Bank (the "Registration Rights Agreement"), and the Preferred Stock Investment Agreement dated March 6, 2002, by and between the Company and the Bank (the "Preferred Stock Investment Agreement"); (ii) reduce the Revolving Credit Commitment (as defined in the Credit Agreement) and the amount outstanding under the Revolving Credit Loans (as defined in the Credit Agreement) to an amount equal to $8,000,000; (iii) reduce the Term Loan (as defined in the Credit Agreement) to an amount equal to $4,903,874.69; (iv) reduce the L/C Obligations (as defined in the Credit Agreement) to an amount equal to $1,500,000; and (v) amend the covenants contained in the Credit Agreement as set forth herein. The Company has agreed to all of these terms and conditions. The Certificate of Designation, the Registration Rights Agreement and the Preferred Stock Investment Agreement shall collectively be referred to as the "Equity Documents."

Accordingly, the Company and the Bank hereby agree as follows:

1. Capitalized terms used in this First Amendment and not otherwise defined herein shall have the meanings assigned thereto in the Credit Agreement.

2. The definition of the term, "Borrowing Base," contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following definition is substituted in its place:

"Borrowing Base" means, for any day, the sum of (i) eighty percent (80%) of the aggregate Net Unpaid Balance of all Eligible Accounts plus (ii) fifty percent (50%) of the value of all Eligible Inventory , provided that sub-clause (ii) shall never exceed (A) $4,000,000 for the period commencing on March 6, 2002 to and including May 30, 2002, (B) $3,000,000 for the period commencing on May 31, 2002 to and including August 30, 2002 and (C) $2,000,000 at all times thereafter.

3. The definition of the term, "Default Rate," contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following definition is substituted in its place:

"Default Rate" means a rate of interest equal to the Prime Rate plus six percent (6%) per annum, with such rate to change as of the date of each change in the Prime Rate.

4. The definition of the term, "L/C Fee," contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following definition is substituted in its place:

"L/C Fee" means, with respect to the Tecom Letter of Credit, $35,000, and, with respect to the Maxi Switch Letter of Credit, **$15,000**.

5. The definition of the term, "Revolving Credit Commitment," contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following definition is substituted in its place:

"Revolving Credit Commitment" means Twenty-One Million Five Hundred Thousand Dollars ($21,500,000) for the period from the Closing Date to and including December 30, 2000, Sixteen Million Five Hundred Thousand Dollars ($16,500,000) for the period from December 31, 2000 to and including March 5, 2002 and Eight Million Dollars ($8,000,000) for the period from March 6, 2002 to the Revolving Credit Termination Date.

6. The definition of the term, "Revolving Credit Termination Date," contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following definition is substituted in its place:

"Revolving Credit Termination Date" means the earlier to occur of (i) March 31, 2003 and (ii) the date on which the Revolving Credit Commitment is terminated pursuant to Section 11.

7. The following defined terms are hereby inserted in the appropriate alphabetical order in Section 1.1 of the Credit Agreement:

"Bank's Consultant" shall mean Carl Marks Consulting Group, LLC.

"Budgeted Consolidated EBITDA" means the projected Consolidated EBITDA for a particular calendar month (i) in 2002, as set forth in the Comdial Corporation Budgeted Income Statement for 2002 for such month delivered to the Bank by the Company on February 27, 2002 and (ii) in 2003, as set forth in the projected income statement for the Company and its Subsidiaries for such month delivered to the Bank no later than October 1, 2002 in accordance with Section 8.19(b).

"Capital Expenditures" shall mean, for any period, capital expenditures of the Company and its Subsidiaries for such period.

"Cumulative Consolidated EBITDA" means, for any period, ninety percent (90%) of the sum of Budgeted Consolidated EBITDA for the period commencing on April 1, 2002 to and including the date of measurement.

"Equity Documents" shall mean, collectively, the Comdial Corporation Certificate of Designation of Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock dated March 6, 2002, the Registration Rights Agreement dated March 6, 2002, by and between the Company and the Bank (the "Registration Rights Agreement"), and the Preferred Stock Investment Agreement dated March 6, 2002, by and between the Company and the Bank, and all amendments, restatements and other modifications to such documents.

"Maxi Switch Letter of Credit" means letter of credit number 3039893 in the face amount of $300,000 issued by the Bank for the account of the Company and for the benefit of Maxi Switch, Inc., which letter of credit is scheduled to expire on March 31, 2002.

"Tecom Letter of Credit" means letter of credit number 3035219 in the face amount of $1,200,000 issued by the Bank for the account of the Company and for the benefit of Tecom Co., Ltd., which letter of credit is scheduled to expire on March 31, 2002.

8. Section 2.1 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

2.1 Revolving Credit Loans. Upon the terms and subject to the conditions contained in this Agreement, the Bank agrees to make loans (herein referred to collectively as the "Revolving Credit Loans") to the Company from time to time during the period from the date of this Agreement until the Revolving Credit Termination Date; provided that (i) for the period commencing on the Closing Date to and including March 5, 2002, the aggregate principal amount of all outstanding Revolving Credit Loans does not at any time exceed the lesser of (a) the Revolving Credit Commitment minus the L/C Obligations and (b) the Borrowing Base minus the L/C Obligations, and (ii) for the period commencing on March 6, 2002 to and including the Revolving Credit Termination Date, the aggregate principal amount of all outstanding Revolving Credit Loans does not exceed the lesser of (a) the Revolving Credit Commitment and (b) the Borrowing Base.

9. The first sentence of Section 2.2 of the Credit Agreement is hereby deleted in its entirety and the following sentences are substituted in its place:

The obligation of the Company to repay the Revolving Credit Loans will be evidenced by the Company's promissory note payable to the order of the Bank at its office at 8300 Greensboro Drive, Suite 800, McLean, Virginia 22102, or such other place as the holder may from time to time designate, (i) for the period commencing on the Closing Date to and including March 5, 2002, in substantially the form of Exhibit A attached hereto with the blanks therein appropriately completed, dated as of the date of the initial Revolving Credit Loan and payable on the Revolving Credit Termination Date (the "Revolving Credit Note") and (ii) for the period commencing on March 6, 2002 and thereafter, in substantially the form of Exhibit A-1 attached hereto with the blanks therein appropriately completed, dated as of March 6, 2002 and payable on the Revolving Credit Termination Date (the "Replacement Revolving Credit Note"). Upon the execution and delivery of the Replacement Revolving Credit Note, the Replacement Revolving Credit Note will supercede and replace the Revolving Credit Note and, from and after such date, all references to the Revolving Credit Note in this Agreement and the Loan Documents shall be deemed to be references to the Replacement Revolving Credit Note.

10. Section 3.1 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

3.1 Letter of Credit Facility. In accordance with the terms and conditions contained in this Agreement and in the applicable L/C Applications, the Bank has issued the Maxi Switch Letter of Credit and the Tecom Letter of Credit (herein referred to collectively as the "Letters of Credit") for the account of the Company, and, upon the terms and subject to the conditions contained in this Agreement and the applicable L/C Applications, the Bank agrees to extend the expiration date of each of the Maxi Switch Letter of Credit and the Tecom Letter of Credit to March 31, 2003. The Company acknowledges and agrees that the Bank has no obligation to issue any other Letters of Credit.

11. The first two sentences of Section 3.3 of the Credit Agreement are hereby deleted in their entirety and the following sentence is substituted in their place:

The Company will pay the L/C Fee to the Bank on March 6, 2002, which fee will be fully earned and nonrefundable once paid.

12. Section 3.4 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

> 3.4 Reimbursement Obligations. The Company will pay to the Bank promptly upon demand any and all amounts paid by the Bank under any Letter of Credit, as provided in the applicable L/C Application, together with interest on such amount from the date such amount was paid by the Bank to the date it receives payment in federal or other immediately available funds at the Prime Rate plus four percent (4%) per annum, with such rate to be reset on each day on which there is a change to the Prime Rate. Such interest shall be computed for the actual number of days elapsed over a year of 360 days.

13. Section 3.5 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

> 3.5 Expiration of Letters of Credit. Unless the Bank shall agree otherwise, all Letters of Credit shall expire on or before March 31, 2003.

14. Section 4.2 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

> The obligation of the Company to repay the Term Loan will be evidenced by the Company's promissory note payable to the order of the Bank at its office at 8300 Greensboro Drive, Suite 800, McLean, Virginia 22102, or such other place as the holder may from time to time designate, (i) for the period commencing on the Closing Date to and including March 5, 2002, in substantially the form of Exhibit B attached hereto with the blanks therein appropriately completed, dated as of the date of the single advance under the Term Loan (the "Term Loan Note") and (ii) for the period commencing on March 6, 2002 and thereafter, in substantially the form of Exhibit B-1 attached hereto with the blanks therein appropriately completed, dated as of March 6, 2002 (the "Replacement Term Loan Note"). Upon the execution and delivery of the Replacement Term Loan Note, the Replacement Term Loan Note will supercede and replace the Term Loan Note and, from and after such date, all references to the Term Loan Note in this Agreement and the Loan Documents shall be deemed to be references to the Replacement Term Loan Note. For the period commencing on the Closing Date to and including August 31, 2002, installments of interest on the Term Loan Note shall be due and payable commencing on November 30, 2000 and continuing on the last day of each month thereafter to and including August 31, 2002. For the period commencing on the Closing Date to and including August 31, 2002, installments of principal on the Term Loan Note shall be due and payable on the following dates in the following amounts: June 30, 2001, $2,500,000; September 30, 2001, $2,500,000; and December 31, 2001, $2,500,000. For the period commencing on September 1, 2002 and continuing to and including February 28, 2003, installments of principal and interest, each in an amount equal to the

amount necessary to fully amortize the principal balance of the Term Loan Note as of September 1, 2002 at an interest rate equal to the interest rate provided in Section 5 over an assumed 36-month period, shall be due and payable commencing on September 30, 2002 and continuing on the last day of each month thereafter to and including February 28, 2003. A final installment of the entire unpaid principal balance of the Term Loan Note together with all accrued interest thereon shall be due and payable on March 31, 2003. The Company acknowledges and agrees that, because the Term Loan Note will bear interest based on the Prime Rate, the Bank shall have the right to adjust the amount of the principal and interest installments due after an increase in the Prime Rate during the period commencing on March 6, 2002 and continuing to and including February 28, 2003. The Company further acknowledges and agrees that, although a 36-month period will be used to determine the amount of the first seven (7) installments of principal and interest due on the Term Loan Note during the period commencing on January 1, 2002 and continuing to and including February 28, 2003, if not sooner paid, the entire unpaid principal balance of the Term Loan Note together with all accrued interest thereon shall be immediately due and payable on March 31, 2003.

15. Section 4.4(a)(1) of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

(a)(1) [Reserved].

16. Section 5.2 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

5.2 Interest Rates. The outstanding principal balance of the Revolving Credit Loans and the Term Loan as they exist from time to time commencing on the Closing Date and continuing to and including March 30, 2001 will (subject to Section 5.3) bear interest at an annual rate equal to the LIBOR Daily Floating Rate plus three percent (3%), with such rate to be initially set by the Bank on the Closing Date and with such rate to be reset on each day during such period on which there is a change to the LIBOR Daily Floating Rate. The outstanding principal balance of the Revolving Credit Loans and the Term Loan as they exist from time to time commencing on March 31, 2001 and continuing to and including January 14, 2002 will (subject to Section 5.3) bear interest at an annual rate equal to the Prime Rate plus three percent (3%), with such rate to be reset on each day on which there is a change to the Prime Rate. The outstanding principal balance of the Revolving Credit Loans and the Term Loan as they exist from time to time commencing on January 15, 2002 and continuing until the Revolving Credit Loans and the Term Loan are paid in full will (subject to Section 5.3) bear interest at an annual rate equal to the Prime Rate plus four percent (4%), with such rate to be reset on each day on which there is a change to the Prime Rate. Interest on the Revolving Credit Loans and on the Term Loan will be computed on the basis of the actual number of days elapsed over a year of 360 days.

17. Sections 8.1(a) and 8.1(b) of the Credit Agreement are hereby deleted in their entirety and the following provisions are substituted in their respective places:

(a) as soon as available, but in no event more than forty-five (45) days after the end of each of the Company's fiscal quarters, consolidated and consolidating balance sheets of the Company and its Subsidiaries as of the end of such quarter and consolidated and consolidating income statements of the Company and its Subsidiaries to the end of such quarter, each in reasonable detail and in form and substance satisfactory to the Bank, prepared in accordance with GAAP and certified by the chief financial officer of the Company, provided that the Company may deliver, in lieu of the foregoing quarterly financial statements, the quarterly report of the Company for the applicable fiscal quarter on Form 10-Q filed with the SEC, but only as long as the financial statements contained in such quarterly report are substantially the same in content as the financial statements referred to above in this Section 8.1(a); with such quarterly financial statements to be accompanied by (i) consolidated and consolidating balance sheets and consolidated and consolidating income statements with respect to Material Subsidiaries for which there has been any material financial activity during the applicable quarter, prepared in the ordinary course of the Company's business, and (ii) a compliance certificate, in form and detail satisfactory to the Bank and signed by the chief financial officer of the Company, which provides a detailed calculation of the financial covenants contained herein as of the applicable fiscal quarter end and a statement as to whether the Company is in compliance with all of the terms and conditions of this Agreement;

(b) as soon as available, but in no event more than ninety (90) days after the end of each of the Company's fiscal years, a copy of the annual consolidated and consolidating financial statements of the Company and its Subsidiaries in reasonable detail and in form and substance satisfactory to the Bank, prepared in accordance with GAAP and audited by certified public accountants of national standing or otherwise satisfactory to the Bank, which financial statements shall include consolidated and consolidating balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, consolidated and consolidating statements of income and retained earnings of the Company and its Subsidiaries for such fiscal year, consolidated and consolidating statements of cash flows for the Company and its Subsidiaries for such fiscal year, a reconciliation of net worth, and all normal and reasonable financial notes, provided that the Company may deliver, in lieu of the foregoing annual financial statements, the annual report of the Company for the applicable fiscal year on Form 10-K filed with the SEC, but only as long as the financial statements contained in such annual report are substantially the same in content as the financial statements referred to above in this Section 8.1(b); with such annual financial statements to be accompanied by a compliance certificate, in form and detail satisfactory to the Bank and signed by the chief financial officer of the Company, which provides a detailed calculation of the financial covenants contained herein as of the applicable fiscal year end and a statement as to whether the Company is in compliance with all of the terms and conditions of this Agreement;

18. Section 8.1(f) of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

(f) (1) As soon as available and in any event within fifteen (15) days after the end of each fiscal month of the Company, a Borrowing Base Certificate executed by the chief financial officer of the Company setting forth the Borrowing Base and the Term Loan Collateral Value as of the last Business Day of such month, and, if the Company or any of its Subsidiaries engaged in any Asset Sales during such month in which the value of the assets so sold was less than $50,000 or which, when aggregated with the value of all other assets sold in connection with other Assets Sales occurring during the same fiscal month of the Company, had a value greater than $200,000, such Borrowing Base Certificate shall include an itemization of the assets sold during such month, the value of such assets, and the net consideration received for such assets; and (2) as soon as available and in any event by 5:00 pm eastern time on March 4, 2002 and not later than 5:00 pm eastern time on each Monday thereafter: (i) a Borrowing Base Certificate current as of the Friday immediately preceding such Monday prepared by and executed in accordance with the requirements of Section 8.1(f)(1) and containing all of the information required to be contained in the Borrowing Base Certificate required by Section 8.1(f)(1), (ii) a sales report in form and substance acceptable to the Bank in its sole discretion current as of the Friday immediately preceding such Monday that describes all sales of Inventory and other goods by the Company or any of its Subsidiaries by the following three (3) customer types: supply houses, dealers and national accounts, (iii) a report in form and substance acceptable to the Bank in its sole discretion current as of the Friday immediately preceding such Monday that identifies any officers or key employees that have terminated employment with the Company or any of its Subsidiaries or have notified the Company or any of its Subsidiaries of such officer's or employee's intention to do so, (iv) a report in form and substance acceptable to the Bank in its sole discretion current as of the Friday immediately preceding such Monday that identifies any material customers of the Company or any of its Subsidiaries that have ceased purchasing Inventory or other goods from the Company or any of its Subsidiaries or that have notified the Company or any of its Subsidiaries of such material customer's intention to do so, and (v) a report in form and substance acceptable to the Bank in its sole discretion that describes the status of the Company's efforts to acquire or be acquired by another person or legal entity and the status of the Company's efforts to refinance the Revolving Credit Loans and the Term Loan.

19. Section 8.16 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

8.16 Establishment of Lock-Box Account and Notification to Account Debtors. On or before April 30, 2002, the Company shall execute and deliver to the Bank all documents required by the Bank to establish and administer a lock-box account for the Accounts. Immediately after such lock-box account has been established, the Company and each Material Subsidiary shall promptly notify each Account Debtor in respect of any Account that any payments due or to become due in respect of such Account are to be made in the name of the Company or such Material Subsidiary to such address and post office box as shall be specified by the Bank.

20. Section 8 of the Credit Agreement is hereby amended by inserting the following new sections immediately following Section 8.18:

8.19 Implementation of Procedures and Systems.

(a) In no event later than February 28, 2002, the Company and its Subsidiaries shall implement procedures and systems that are necessary to provide the Bank with the following financial information, all of which information shall be in form and substance acceptable to the Bank in its sole discretion:

(i) a projected income statement for the Company for each calendar month in calendar year 2002 and for calendar year 2002 taken as a whole, which procedures and systems shall have the ability to (A) be updated monthly, (B) create revised projected income statements for each calendar month in calendar year 2002 and for calendar year 2002 taken as a whole, and (C) provide an analysis that compares the actual income and expenses for each line item in each such projection for the month then ended and year to date to the income and expenses that had been projected for the period being measured. Commencing on March 15, 2002 and continuing on the fifteenth (15th) day after the end of each calendar month thereafter, the Company shall provide such reports to the Bank by 5:00 pm eastern time on such fifteenth day after the end of each calendar month, each such report being current as of the end of the immediately preceding calendar month.

(ii) a projected cash flow statement for the period commencing on the date of measurement and terminating thirteen weeks thereafter, which procedures and systems shall have the ability to (A) be updated weekly, (B) create revised projected cash flow statements for the period commencing on the date of measurement and terminating thirteen week thereafter, and (C) provide an analysis that compares the actual income and expenses for each line item in each such projection for the week then ended to the income and expenses that had been projected for such week. Commencing on the March 11, 2002 and continuing on each Monday thereafter, the Company shall provide such reports to the Bank by 5:00 pm eastern time on each such Monday, each such report being current as of the Friday immediately preceding each such Monday.

(iii) a weekly cash receipts statement that summarizes all cash receipts, compares the actual cash receipts to the cash receipts that had been projected for that week, and identifies the amount of cash on hand. Commencing on March 11, 2002 and continuing on each Monday thereafter, the Company shall provide such reports to the Bank by 5:00 pm eastern time on each such Monday, each such report being current as of the Friday immediately preceding each such Monday.

(b) In no event later than October 1, 2002, the Company and its Subsidiaries shall implement procedures and systems that are necessary to provide the Bank with a projected income statement for the Company for each calendar month in calendar year 2003 and for calendar year 2003 taken as a whole, which procedures and systems shall have the ability to (A) be updated monthly, (B) create revised projected income statements for each calendar month in calendar year 2003 and for calendar year 2003 taken as a whole, and (C) provide an analysis that compares the actual income and expenses for each line item in each such projection for the month then ended and year to date to the income and expenses that had been projected for the period being measured, all of which information shall be in form and substance acceptable to the Bank in its sole discretion. Commencing on January 15, 2003 and continuing on the fifteenth (15th) day after the end of each calendar month thereafter, the Company shall provide such reports to the Bank by 5:00 pm eastern time on such fifteenth day after the end of each calendar month, each such report being current as of the end of the immediately preceding calendar month.

8.20 Expense Reduction Report. Commencing on March 11, 2002 and continuing on the first day of each calendar month thereafter, the Company shall provide to the Bank by 5:00 pm eastern time on each such day a report in form and substance acceptable to the Bank in its sole discretion that describes the progress the Company and its Subsidiaries have made in implementing and executing the plan to reduce the Company's and its Subsidiaries' consolidated operating expenses to an amount not greater than the Company's and its Subsidiaries' consolidated operating income, each such report being current as of the end of the immediately preceding calendar month.

8.21 Bank's Consultant. The Company shall cooperate fully with the Bank's Consultant, which cooperation shall include, without limitation, allowing the Bank's Consultant reasonable access to observe the Company's and its Subsidiaries' respective operations and the opportunity to inspect their respective financial and other reports and projections. Furthermore, the Company hereby agrees to pay all costs and expenses arising from or in connection with the Bank's Consultant in accordance with the consulting agreement between the Company and the Bank's Consultant dated as of ________________ ___, 2002 and attached hereto as Exhibit I (the "Consulting Agreement"), and the Company hereby irrevocably authorizes the Bank to charge any and all accounts of the Company maintained at the Bank for the amount of such costs and expenses as and when due in accordance with the Consulting Agreement. Any portion of such fees not paid when due shall bear interest at the Default Rate until paid in full.

21. Section 9.2 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

9.2 Minimum EBITDA. The Company will not permit Consolidated EBITDA or Consolidated EBITDA to Budgeted Consolidated EBITDA to be less than the following amounts or percentages, as applicable, measured as of the end of the fiscal quarters of the Company shown below for the periods shown below:

Measurement Period	Budgeted Consolidated EBITDA	Minimum Consolidated EBITDA	Cumulative Consolidated EBITDA
March 1, 2002 to and including March 31, 2002			N/A
April 1, 2002 to and including April 30, 2002	$280,060.00	$224,048.00	$249,670.00
May 1, 2002 to and including May 31, 2002	$650,027.00	$520,022.00	$834,694.00
June 1, 2002 to and including June 30, 2002	$437,952.00	350,362.00	$1,228,851.00
July 1, 2002 to and including July 31, 2002	$646,124.00	$516,899.00	$1,810,363.00
August 1, 2002 to and including August 31, 2002	$604,371.00	$483,497.00	$2,354,297.00
September 1, 2002 to and including September 30, 2002	$391.872.00	$313,498.00	$2,706,981.00
October 1, 2002 to and including October 31, 2002	$973,413.00	$778,730.00	$3,583,053.00
November 1, 2002 to and including November 30, 2002	$574,828.00	$459,862.00	$4,100,398.00
December 1, 2002 to and including December 31, 2002	$617,179.00	$493,743.00	$4,655,859.00
January 1, 2003 to and including January 31, 2003	[As set forth in the projected income statement required by Section 8.19(b) for the period January 1, 2003 to and including January 31, 2003]	[80% of Budgeted Consolidated EBITDA for the period January 1, 2003 to and including January 31, 2003]	[90% of the sum of Budgeted Consolidated EBITDA for the period April 1, 2002 to and including January 31, 2003]
February 1, 2003 to and including February 28, 2003	[As set forth in the projected income statement required by Section 8.19(b) for the period February 1, 2003 to and including February 28, 2003]	[80% of Budgeted Consolidated EBITDA for the period February 28, 2003 to and including February 28, 2003]	[90% of the sum of Budgeted Consolidated EBITDA for the period April 1, 2002 to and including February 28, 2003]

22. Section 10.3 of the Credit Agreement is hereby amended by deleting clause (i) and renumbering clauses (ii), (iii) and (iv) as clauses (i), (ii) and (iii) respectively.

23. Section 10.4 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

> 10.4 <u>Acquisitions</u>. Acquire, or permit any Subsidiary to acquire, in one transaction or a series of transactions, all or any substantial part of the capital stock (or other ownership interests) or assets of any other Person.

24. Section 10 of the Credit Agreement is hereby amended by inserting the following new section immediately following Section 10.9:

> 10.10 <u>Capital Expenditures</u>. Expend, or permit any of its Subsidiaries to expend, for Capital Expenditures an amount in excess of $300,000 during any fiscal quarter of the Company occurring during the period January 1, 2002 to and including March 31, 2003.

25. Sections 11.9 and 11.10 of the Credit Agreement are hereby deleted in their entirety and the following two provisions are substituted in their respective places:

> 11.9 Any default shall be made in the performance of any other obligation incurred in connection with any indebtedness for borrowed money of the Company or any Material Subsidiary aggregating $25,000 or more, if the effect of such default is to permit the holder of such indebtedness (or a trustee on behalf of such holder) to cause it to become due prior to its stated maturity or to do so with the giving of notice or passage of time, or both, or any such indebtedness becomes due prior to its stated maturity or shall not be paid when due; or

> 11.10 One or more final judgments for the payment of money aggregating in excess of $25,000 which is or are not adequately insured or indemnified against shall be rendered at any time against the Company or any Material Subsidiary and the same shall remain undischarged for a period of thirty (30) days during which time execution shall not be effectively stayed; or

26. Section 11.13 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

> 11.13 A default or an event of default shall have occurred under any of the other Loan Documents or under any of the Equity Documents; provided, however, that no such default shall constitute an Event of Default hereunder if the default is remedied to the Bank's satisfaction within any applicable grace or cure period;

27. Section 13.4 of the Credit Agreement is hereby deleted in its entirety and the following provision is substituted in its place:

13.4 Notices. All notices, requests and other communications to either party hereunder will be in writing and will be given at its address or telecopy number set forth below or such other address or telecopy number as such party may hereafter specify in writing for this purpose by notice to the other party:

If to the Company:

Comdial Corporation
106 Cattleman Road
Sarasota, Florida 34232
Attention: Chief Financial Officer
Telecopy Number: (941) 925-7989

With a copy to:

Shumaker, Loop & Kendrick, LLP
Bank of America Plaza
101 East Kennedy Boulevard
Suite 2800
Tampa, Florida 33602
Attention: Darrell C. Smith, Esquire
Telecopy Number: (813) 229-1660

If to the Bank:

Bank of America, N.A.
100 N. Tampa Street, Suite 1700
Tampa, Florida 33602
Attention: Daniel Langelier
Telecopy Number: (813) 276-7813

With a copy to:

Troutman Sanders LLP
1111 East Main Street, 20th Floor
Richmond, Virginia 23219
Attention: Thomas E. duB. Fauls, Esquire
Telecopy Number: (804) 697-1339

Each such notice, request or other communication will be effective if delivered by hand delivery or sent by telecopy, recognized overnight courier service or certified mail, return receipt requested, and shall be presumed to be received by a party hereto (i) on the date of delivery if delivered by hand or sent by telecopy, (ii) on the next Business Day if sent by recognized overnight courier service, charges prepaid, and (iii) on the third Business Day following the date sent by certified mail, return receipt requested, postage prepaid.

28. The Bank hereby waives all Defaults and Events of Default that existed (i) under the Term Loan Note because of the Company's failure to pay timely the principal installments that were due on each of September 30, 2001 and December 31, 2001, (ii) under Section 9.1 of the Credit Agreement for the period ending December 31, 2000, (iii) under Section 9.2 of the Credit Agreement for the periods ending March 31, 2001, June 30, 2001, September 30, 2001 and December 31, 2001 and (iv) under Section 8.16 because the Company failed to establish a lock-box by December 31, 2000, but the Bank expressly does not waive any other Defaults or Events of Default that have occurred or exist as of the date of this First Amendment or any Defaults or Events of Default that may occur or exist after the date of this First Amendment under the Credit Agreement, as amended by this First Amendment, or any of the other Loan Documents.

29. Simultaneously upon the satisfaction of all of the conditions precedent set forth in paragraph 33 of this First Amendment and the Bank's execution and delivery of this First Amendment, the Company and the Bank agree that the Bank shall exchange (A)(i) $7,500,000 of the indebtedness under the Revolving Credit Loans (so that the resulting principal balance outstanding under the Revolving Credit Loans shall be, as of the date of this First Amendment, $8,000,000), which Revolving Credit Loans shall hereafter be evidenced by the Replacement Revolving Credit Note, and (ii) $2,500,000 of the indebtedness under the Term Loan (so that the resulting principal balance outstanding under the Term Loan shall be, as of the date hereof, $4,903,874.69), which Term Loan shall hereafter be evidenced by the Replacement Term Loan Note, for (B) 1,000,000 shares of Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock issued by the Company pursuant to the Equity Documents.

30. The Company hereby absolutely and unconditionally agrees to pay to the Bank a fee (the "Restructuring Fee") in the amount of $150,000 in immediately available funds with respect to this First Amendment, which Restructuring Fee the Company hereby acknowledges and agrees is fully earned as of the date of this First Amendment and not subject to diminution for any reason. The Restructuring Fee shall be payable as follows: $50,000 on the date of this First Amendment, $50,000 on April 5, 2002, and $50,000 on May 5, 2002. If the Company shall fail to pay any portion of the Restructuring Fee in accordance with the immediately preceding sentence, such failure shall be an Event of Default that is not subject to any grace or cure period and the Bank shall have all of the rights and remedies set forth in the Credit Agreement, as amended by this First Amendment, and the other Loan Documents.

31. The Credit Agreement is hereby amended to add a new exhibit, which exhibit shall be in the form of Exhibit A-1 attached to this First Amendment and shall be labeled Exhibit A-1. The Credit Agreement is hereby amended to add a second new exhibit, which second exhibit shall be in the form of Exhibit B-1 attached to this First Amendment and shall be labeled Exhibit B-1. The Credit Agreement is hereby amended to add a third new exhibit, which

third exhibit shall be in the form of Exhibit I attached to this First Amendment and shall be labeled Exhibit I.

32. The Company hereby represents and warrants to the Bank (which representations and warranties shall survive the execution and delivery of this First Amendment) that, as of the date of the execution of this First Amendment:

(a) It is in compliance with all of the terms, covenants and conditions of the Credit Agreement, as amended by this First Amendment, and each of the other Loan Documents.

(b) There exists no Default or Event of Default under the Credit Agreement, as amended by this First Amendment, that has not been expressly waived pursuant to this First Amendment.

(c) Except as set forth on Schedule 1 attached hereto, the representations and warranties contained in Section 6 of the Credit Agreement are, except to the extent that they relate solely to an earlier date, true with the same effect as though such representations and warranties had been made on the date of this First Amendment; and the Company further represents and warrants that each of American Telecommunications Corp., Comdial Consumer Communications Corporation, Comdial Custom Manufacturing Inc., Comdial Technology Corporation, Comdial Video Telephony Inc., Telecom Technologies Inc. and Comdial Convergent Communications, Inc. was dissolved in December, 2001.

(d) Each of the Company and its Subsidiaries has full corporate power and authority and has taken all necessary corporate action to authorize the execution, delivery and performance of this First Amendment, the new promissory notes (in the forms attached hereto as Exhibit A-1 and Exhibit B-1, respectively, the "Replacement Revolving Credit Note" and the "Replacement Term Loan Note," respectively), the acknowledgment of company and guarantors attached hereto and made a part hereof as Exhibit C (the "Acknowledgment") and the Equity Documents to which it is a party. No consent or approval of the shareholders of the Company (except for any such approval as may be required by NASDAQ in connection with the conversion of the Series B Preferred Stock (as defined in the Certificate of Designation)) or any of its Subsidiaries or consent or approval of, notice to or filing with, any Governmental Authority, securities exchange or other securities self-regulatory organization (except for any such consent, approval, notice, or filing as may be required by the Securities and Exchange Commission or NASDAQ in connection with the conversion of the Series B Preferred Stock), is required as a condition to the validity of or the performance by the Company or any of its Subsidiaries of its obligations under this First Amendment, either of the promissory notes described in the immediately preceding sentence, the Acknowledgment or the Equity Documents.

(e) This First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, the Acknowledgment and the Equity Documents have been duly executed and delivered by the duly authorized officers of the Company and each of its Subsidiaries party thereto, and each such document constitutes the legal, valid and binding obligation of the Company and the applicable Subsidiaries which are parties thereto, and is enforceable in accordance with their respective terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and similar laws relating generally to the enforcement of creditors' rights.

(f) Except as disclosed on Schedule 1 attached hereto, there are no proceedings pending or, to the knowledge of the Company, threatened before any court or administrative agency that would reasonably be expected, in any particular case or in the aggregate, to have a material adverse effect upon the ability of the Company or any of its Subsidiaries to perform any of its obligations under the Credit Agreement, as amended by this First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, the Acknowledgment, any of the other Loan Documents or any of the Equity Documents, or could reasonably be expected to have a Material Adverse Effect.

(g) The execution, delivery and performance by the Company and its Subsidiaries of this First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, the Acknowledgment and the Equity Documents in accordance with their respective terms do not (i) require any approval of, notice to or filing with any Governmental Authority, securities exchange or other securities self-regulatory organization (except for any such approval, notice, or filing as may be required by the Securities and Exchange Commission or NASDAQ in connection with the conversion of the Series B Preferred Stock), or violate any federal, state or local law, rule or ordinance relating to the Company or any of its Subsidiaries, (ii) conflict with, result in a breach of or constitute a default under the charter, bylaws or preference stock provisions of the Company or any of its Subsidiaries or any mortgage, indenture, contract or agreement binding on the Company or any of its Subsidiaries or affecting any of their respective properties or any approval of any Governmental Authority relating to the Company or any of its Subsidiaries, or (iii) result in or require the creation or imposition of any lien, security interest, charge or other encumbrance (collectively, "Liens") upon or with respect to any property now owned or hereafter acquired by the Company or any of its Subsidiaries other than Liens arising under the Loan Documents.

(h) This First Amendment and the Equity Documents are not being made or entered into with the intent to hinder, delay or defraud any person or entity.

(i) Except as set forth on Schedule 1 attached hereto, no action or proceeding under any federal or state insolvency or debtor relief law, including without limitation a voluntary or involuntary petition for bankruptcy under any chapter of the Federal Bankruptcy Code, has been instituted or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries.

33. The Bank's agreement to enter into this First Amendment is subject to the following conditions precedent:

(a) The Company shall have executed and delivered to the Bank this First Amendment.

(b) The Company shall have executed and delivered the Replacement Revolving Credit Note and the Replacement Term Loan Note in the forms of Exhibit A-1 and Exhibit B-1, respectively, attached hereto with the blanks therein appropriately completed.

(c) The Company shall have delivered to the Bank (i) certified copies of the resolutions of its board of directors and the boards of directors of its Subsidiaries authorizing and approving this First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, the Acknowledgment and the Equity Documents and (ii) a certificate of incumbency for the Company executed by the secretary of the Company and a certificate of incumbency for each of its Subsidiaries setting forth the names of the officers of the Company and the Subsidiaries, as applicable, that are authorized to execute any of this First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, the Acknowledgment or the Equity Documents, together with a specimen signature for each such officer.

(d) The Company and each of the Company's Subsidiaries shall have executed and delivered to the Bank the Acknowledgment.

(e) The Bank shall have received favorable opinions of counsel to the Company and the Subsidiaries addressed to the Bank, dated as of the date hereof and satisfactory in form and substance to the Bank, as to the good standing of each of the Company and its Subsidiaries in its state of incorporation, the authority of each of the Company and its Subsidiaries to transact business in the State of Florida, the due authorization, execution, delivery and enforceability of this First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, the Acknowledgment, the Equity Documents, certain matters associated with the Equity Documents, and such other matters as the Bank shall request.

(f) The Bank shall have received payment in immediately available funds of (i) an amount equal to all accrued but unpaid interest on the Revolving Credit Note as of March 6, 2002, (ii) an amount equal to all accrued but unpaid interest on the Term Loan Note as of March 6, 2002, (iii) the $50,000 portion of the Restructuring Fee that is due and payable on the date of this First Amendment and (vi) the $50,000 L/C Fee that is due and payable on March 6, 2002.

(g) The Company shall have executed and delivered, and shall have caused to be executed and delivered, all of the Equity Documents and all other documents, instruments, opinions and other papers that the Bank deems necessary or advisable be delivered to it or filed in connection with the consummation of the transactions contemplated by the Equity Documents, the Certificate of Designation shall have been adopted and become effective under the laws of the State of Delaware, and all other conditions and matters set forth as conditions precedent in the Equity Documents shall have occurred and be acceptable to the Bank.

(h) The Company shall have paid all out-of-pocket expenses incurred by the Bank in connection with the structuring, negotiating and preparing of this First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, the Acknowledgment, the Equity Documents, and all documents, instruments, agreements, opinions and other papers associated with the Equity Documents, including but not limited to the fees and disbursements of counsel to the Bank.

(i) The Company and the Material Subsidiaries shall have executed and delivered a closing statement, an aviation/international waters closing affidavit and a tax indemnity agreement, each in form and substance acceptable to the Bank.

(j) The Company shall have executed and delivered a pledge agreement substantially in the form of the Pledge Agreement, a blank stock power and the original share certificate or certificates for the capital stock of Comdial Business Communications Corporation, all of which documents shall be in form and substance acceptable to the Bank.

34. The Company and the Bank hereby agree that this First Amendment supercedes and replaces the April 10 Letter, and that the April 10 Letter is of no further force or effect.

35. Except as expressly amended hereby, the terms of the Credit Agreement shall remain in full force and effect in all respects, and the Company hereby reaffirms its obligations under the Credit Agreement, as amended by this First Amendment, and each of the other Loan Documents. The Company hereby waives any claim, cause of action, defense, counterclaim, setoff or recoupment of any kind or nature that it may have or assert against the Bank arising from or in connection with the Credit Agreement, as amended by this First Amendment, the Revolving Credit Note, the Term Loan Note, the Acknowledgment, any of the other Loan Documents, the Equity Documents or the transactions contemplated thereby or hereby that exist on the date hereof or arise from facts or actions occurring prior to or on the date of this First Amendment. Nothing contained in this First Amendment shall be construed to constitute a novation with respect to any of the obligations of the Company or any of its Subsidiaries described in the Credit Agreement or the other Loan Documents.

36. All references to the Credit Agreement in any of the Loan Documents, or any other documents or instruments that refer to the Credit Agreement, shall be deemed to be references to the Credit Agreement as amended by this First Amendment.

37. This First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note and the Acknowledgment shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia, without reference to the conflicts or choice of law principles thereof.

38. This First Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument.

39. This First Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The Company shall not have the right to assign any of its rights or obligations under or delegate any of its duties under the Credit

Agreement, as amended by this First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, the Acknowledgment or any of the other Loan Documents.

40. The Company and the Lenders hereby acknowledge and agree that any controversy or claim between or among the parties to the Credit Agreement, as amended by this First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, any of the other Loan Documents or the Equity Documents, including but not limited to those arising out of or related to this First Amendment or the Acknowledgment, shall be determined by binding arbitration as described in Section 13.10 of the Credit Agreement. As provided in the Credit Agreement, the Company hereby acknowledges and agrees that nothing in Section 13.10 of the Credit Agreement shall be deemed to limit the right of the Bank to obtain from a court provisional or ancillary remedies such as (but not limited to) injunctive relief (including without limitation specific performance as described in Section 14 of the Registration Rights Agreement), writ of possession or the appointment of a trustee.

41. The Credit Agreement, as amended by this First Amendment, the Replacement Revolving Credit Note, the Replacement Term Loan Note, the Acknowledgment and the other Loan Documents represent the final agreement among the Company, its Subsidiaries and the Bank with respect to the subject matter hereof, and may not be contradicted, modified or supplemented in any way by evidence of any prior or contemporaneous written or oral agreements of the Company, any of its Subsidiaries or the Bank.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers under seal, all as of the day and year first written above.

COMDIAL CORPORATION

By: /s/ Paul J. Suijk SEAL)
Name: Paul J. Suijk
Title: Senior Vice President/Chief Financial Officer

Witness:

/s/ Ralph R. Dyer
Name: Ralph R. Dyer

BANK OF AMERICA, N.A.

By: /s/ Daniel Langelier SEAL)
Name: Daniel Langelier
Title: Senior Vice President

Witness:

/s/ Ralph R. Dyer
Name: Ralph R. Dyer
#1035255v6

REVOLVING CREDIT NOTE

$8,000,000.00 March 6, 2002

FOR VALUE RECEIVED, COMDIAL CORPORATION (the "Company"), a Delaware corporation, promises to pay to the order of BANK OF AMERICA, N.A. (the "Bank") at its office at 100 N. Tampa Street, Tampa, Florida 33602, or at such other place as the noteholder may from time to time designate in writing, the sum of EIGHT MILLION DOLLARS ($8,000,000.00) or such lesser amount as may have been advanced hereunder and remain unpaid on the Revolving Credit Termination Date (as defined in the Credit Agreement, as hereinafter defined), and to pay interest on the unpaid balance of such sum from the date hereof at the rate or rates, on the dates and upon the other terms and conditions contained in the Credit Agreement.

This Note evidences a borrowing under, is subject to the terms and conditions of, is entitled to the benefits of, and is the Revolving Credit Note defined in, the Amended and Restated Credit Agreement dated as of November 22, 2000, by and between the Company and the Bank, as amended by a First Amendment to Amended and Restated Credit Agreement dated as of March 6, 2002 (as so amended, the "Credit Agreement"). The Credit Agreement contains, among other things, provisions for the time, place and manner of payment of this Note, the determination of the interest rate borne by this Note, and the mandatory repayment of this Note under certain circumstances.

The events of default hereunder are the same as those described in the Credit Agreement which are incorporated herein by this reference. In the event of the occurrence of any or all of such events, the entire unpaid principal balance of this Note together with all accrued interest may automatically become, or may be declared, immediately due and payable in the manner and with the effect as provided in the Credit Agreement.

The Company agrees to pay on demand all costs of collection, including reasonable attorneys' fees, if after default this Note is placed in the hands of an attorney for collection, or if after default the holder finds it necessary or desirable to secure the services or advice of an attorney with regard to collection.

Presentment, demand, protest and notice of dishonor are hereby waived by all makers and endorsers hereon.

This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without reference to the conflicts or choice of law principals thereof.

IN WITNESS WHEREOF, COMDIAL CORPORATION has caused its name to be signed to this Note by its duly authorized officer as of the date first above written.

COMDIAL CORPORATION

By: /s/ Paul K. Suijk
Name: Paul K. Suijk
Title: Chief Financial Officer

#1035630v2
200160.545

TERM LOAN NOTE

$4,903,874.69 March 6, 2002

FOR VALUE RECEIVED, COMDIAL CORPORATION (the "Company"), a Delaware corporation, promises to pay to the order of BANK OF AMERICA, N.A. (the "Bank") at its office at 100 N. Tampa Street, Tampa, Florida 33602, or at such other place as the noteholder may from time to time designate in writing, at the times and in the manner provided in the Credit Agreement (as hereinafter defined), the sum of FOUR MILLION NINE HUNDRED THREE THOUSAND EIGHT HUNDRED SEVENTY-FOUR AND 69/100 DOLLARS ($4,903,874.69), and to pay interest on the unpaid balance of such sum from the date hereof at the rate or rates, on the dates and upon the other terms and conditions contained in the Credit Agreement.

This Note evidences a borrowing under, is subject to the terms and conditions of, is entitled to the benefits of, and is the Term Loan Note defined in, the Amended and Restated Credit Agreement dated as of November 22, 2000, by and between the Company and the Bank, as amended by a First Amendment to Amended and Restated Credit Agreement dated as of March 6, 2002 (as so amended, the "Credit Agreement"). The Credit Agreement contains, among other things, provisions for the time, place and manner of payment of this Note, the determination of the interest rate borne by this Note, and the mandatory repayment of this Note under certain circumstances.

The events of default hereunder are the same as those described in the Credit Agreement which are incorporated herein by this reference. In the event of the occurrence of any or all of such events, the entire unpaid principal balance of this Note together with all accrued interest may automatically become, or may be declared, immediately due and payable in the manner and with the effect as provided in the Credit Agreement.

The Company agrees to pay on demand all costs of collection, including reasonable attorneys' fees, if after default this Note is placed in the hands of an attorney for collection, or if after default the holder finds it necessary or desirable to secure the services or advice of an attorney with regard to collection.

Presentment, demand, protest and notice of dishonor are hereby waived by all makers and endorsers hereon.

This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without reference to the conflicts or choice of law principals thereof.

IN WITNESS WHEREOF, COMDIAL CORPORATION has caused its name to be signed to this Note by its duly authorized officer as of the date first above written.

COMDIAL CORPORATION

By: /s/ Paul K. Suijk
Name: Paul K. Suijk
Title: Chief Financial Officer

#1035637v2
200160.545

EXHIBIT 10.28

COMDIAL CORPORATION

CERTIFICATE OF DESIGNATION

OF

SERIES B ALTERNATE RATE CUMULATIVE CONVERTIBLE REDEEMABLE

PREFERRED STOCK

Comdial Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), certifies that pursuant to the authority contained in Article THIRD of its Certificate of Incorporation, as amended, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors, at a meeting duly convened and held on March 6, 2002, adopted the following resolution creating a series of its Preferred Stock, par value $10.00, designated as Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock:

RESOLVED, that a series of the class of authorized Preferred Stock, par value $10.00, of the Company be hereby created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as the "Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock" (hereinafter "Series B Preferred Stock") and the number of shares constituting such series shall be 1,000,000 and no more.

Section 2. Dividends and Distributions.

(a) Subject to paragraph (b) of this Section 2, the holders of shares of Series B Preferred Stock, in preference to the holders of shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds of the Company legally available for the payment of dividends, quarterly dividends per share payable in cash in the following amounts: $0.125 on the last day of March, $0.125 on the last day of June, $0.125 on the last day of September, and $0.125 on the last day of December in each year (each such date being referred to as a "Quarterly Dividend Payment Date") commencing on the first Quarterly Dividend Payment Date which is after the date of issue of such shares of Series B Preferred Stock; <u>provided, however,</u> that with respect to such first Quarterly Dividend Payment Date, the holders of shares of Series B Preferred Stock shall be entitled pursuant to this paragraph (a) to receive the pro rata portion of such quarterly dividend on the basis of the number of days elapsed between the date of issue and the first Quarterly Dividend Payment Date. Such dividends shall be cumulative and shall accrue from the date of issue until paid in cash.

(b) Alternatively, in lieu of paying a dividend on the Series B Preferred Stock in cash, the Company shall have the option of paying any such dividend, when paid, in shares of the Company's Common Stock at a rate equal to two times the cash dividend rate provided in Section 2(a) above, and in any such case the value of shares of Common Stock paid as a dividend on the Series B Preferred Stock shall be determined as provided for in the following paragraphs:

If the Company elects to issue the dividend in shares of Common Stock rather than cash, the Company shall issue the holder the number of shares of Common Stock having an aggregate Current Market Value equal to two times the amount of the dividend payable to the holder had the Company elected that the dividend be paid in cash, provided, however, the Company may not elect to issue dividends in shares of Common Stock if such issuance would result in the holders of Series B Preferred Stock owning an amount of the outstanding common stock of the Company on an as-converted basis that would require the Company to obtain stockholder approval under NASDAQ Rule 4350(i). The "Current Market Value" for a share of the Common Stock shall be determined as follows:

(i) if the Common Stock shall be listed (or admitted to unlisted trading privileges) on any single national securities exchange, then the Current Market Value shall be computed on the basis of the last reported sale price of the Common Stock on such exchange on the third Business Day prior to the Quarterly Dividend Payment Date, or if no such sale shall have occurred on such day, then on the next Business Day prior thereto on which day a sale occurred; or

(ii) if the Common Stock shall not be so listed (or admitted to unlisted trading privileges) and bid and asked prices therefor in the over-the-counter market shall be reported by NASDAQ, including the Nasdaq National Market and the Nasdaq SmallCap Market, then the Current Market Value shall be the average of the closing bid and asked prices for the five trading days ending on the third Business Day prior to the Quarterly Dividend Payment Date; or

(iii) if the Common Stock shall be listed (or admitted to unlisted trading privileges) on more than one national securities exchange or one or more national securities exchanges and in the over-the-counter market, then the Current Market Value shall, if different as a result of calculation under the applicable method(s) described above in (i) and (ii) above, be deemed to be the higher number calculated in connection therewith; or

(iv) if the shares of Common Stock are traded over the counter, but not on any national securities exchange and not in the NASDAQ National Market System or the Nasdaq SmallCap Market System, then the Current Market Value shall be the average of the mean bid and asked prices per share for the five trading days ending on the third Business Day prior to the Quarterly Dividend Payment Date, as reported by Pink Sheets LLC, or an equivalent generally accepted reporting service; or

(v) if the Common Stock shall not be so listed, admitted to unlisted trading privileges, or traded over the counter, and such bid and asked prices shall not be so reported, then the Current Market Value shall be the average of the mean bid and asked prices per share for the last ten trading days on which bid and asked prices were reported prior to the third Business Day prior to the Quarterly Dividend Payment Date.

The Company shall not be required to issue fractional shares of Common Stock in connection with its election to pay the dividend in shares of Common Stock. If any fraction of a share of Common Stock would be issuable upon the payment of the dividend (or any specified portion thereof), the Company shall pay an amount in cash equal to the product of (a) such fraction and (b) the Current Market Value of a share of the Common Stock, determined as set forth above.

(c) Dividends paid on shares of Series B Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis to all such shares of Series B Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series B Preferred Stock entitled to receive payments of a dividend declared thereon, which record date shall be no more than 60 days nor less than ten days prior to the date fixed for the payment thereof.

(d) The holders of shares of Series B Preferred Stock shall not be entitled to receive any dividends or other distributions except as provided in this Certificate of Designation of Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock.

Section 3. Required Approval. The shares of Series B Preferred Stock shall not have any voting powers, either general or special, except as required by applicable law and shall have approval rights as follows:

(a) Without the approval of the holders of at least 67% of the shares of Series B Preferred Stock at the time outstanding, the Company shall not amend its Certificate of Incorporation to, adopt a certificate of designation to, or otherwise (i) create any class of stock or issue any series of Preferred Stock or any other equity security ranking prior to or in parity with the Series B Preferred Stock as to dividends or upon liquidation; *provided, however*, that such approval shall not be required if the creation or issuance of the class or series of equity securities ranking prior to or in parity with the Series B Preferred Stock as to dividends or upon liquidation is created or issued in an Approved Transaction, as defined in Section 8 herein; or (ii) alter or change any of the preferences, privileges, rights or powers of the holders of the Series B Preferred Stock so as to affect adversely such preferences, privileges, rights or powers.

(b) In the event that any four consecutive quarterly dividends upon the Series B Preferred Stock which the holders of the Series B Preferred Stock are entitled to receive hereunder shall be in arrears and unpaid either in cash or in-kind, the holders of Series B Preferred Stock shall have the exclusive and special right, voting separately as a class, to elect two (2) members of the Board of Directors or such greater number of members as is necessary to equal at least 20% of the total number of members of the Board of Directors at all times thereafter.

Section 4. Certain Restrictions. Whenever quarterly dividends payable on shares of Series B Preferred Stock pursuant to the terms of Section 2 are in arrears, then thereafter and until all accrued and unpaid dividends on shares of Series B Preferred Stock outstanding shall have been paid in full or declared and set apart for payment, the Company shall not declare or pay dividends on, or make any other distributions on any shares of any series or class other than Series B Preferred Stock or purchase, redeem or otherwise acquire any shares of any series or class other than Series B Preferred Stock; provided, however, that

such restrictions shall be deemed to be waived by the holders of the outstanding shares of the Series B Preferred Stock if the declaration or payment of dividends or distributions, or the repurchase, redemption or other acquisition, is with regard to a series or class of capital stock issued in an Approved Transaction.

Section 5. Redemption.

(a) The outstanding shares of Series B Preferred Stock may be redeemed at the option of the Company, in whole or in part, at any time upon not less than 30 days nor more than 90 days prior written notice to all holders of record of shares of Series B Preferred Stock to be so redeemed, at a redemption price equal to all accumulated but unpaid dividends to and including the date fixed for redemption of such shares (the "Redemption Date") plus an amount (the "Applicable Amount") equal to (i) during the four calendar years after the year of issuance of the Series B Preferred Stock, $10.00 per share or (ii) during each calendar year after the fourth year, an amount equal to the Applicable Amount in the preceding year plus $0.50 per share; provided that the redemption price per share for any transaction which results in the total number of shares of Series B Preferred Stock that have been redeemed (including the shares redeemed in such transaction) equaling at least ten percent (10%) of the total number of shares of Series B Preferred Stock which were originally issued, and for all subsequent transactions, shall be the same price as was in effect during the year preceding the transaction which results in the redemption of at least ten percent (10%) of the originally issued Series B Preferred Stock. Subject to delivery of certificates for the shares to be redeemed, the Company shall pay the Applicable Amount plus all accumulated but unpaid dividends on the Redemption Date.

(b) Unless default shall be made in the payment in full of the redemption price and any accumulated and unpaid dividends, dividends on the shares of Series B Preferred Stock called for redemption shall cease to accumulate on the Redemption Date, and all rights of the holders of such shares as stockholders of the Company by reason of the ownership of such shares shall cease on the Redemption Date, except the right to receive the amount payable upon redemption of such shares on presentation and surrender of the respective certificates representing such shares. After the Redemption Date, such shares shall not be deemed to be outstanding and shall not be transferable on the books of the Company except to the Company.

(c) At any time on or after the Redemption Date, the respective holders of record of shares of Series B Preferred Stock to be redeemed shall be entitled to receive the redemption price upon actual delivery to the Company of certificates for the shares to be redeemed, such certificates, if required by the Company, to be properly stamped for transfer and duly endorsed in blank or accompanied by proper instruments of transfer thereof duly executed in blank.

Section 6. Liquidation, Dissolution or Winding-Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of the Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of any other class or series of capital stock of the Company, an amount equal to $10.00 per share plus an amount equal to all dividends accrued thereon to and including the date of payment; provided, however, the holders of the Series B Preferred Stock shall be deemed to have waived such priority of payment with regard to another class or series of capital stock issued in an Approved Transaction.

Section 7. Conversion.

(a) Conversion Ratio. Each share of Series B Preferred Stock shall be convertible at any time at the option of the holder thereof, into shares of Common Stock. Subject to the other terms of this Section 7, the number of shares of Common Stock deliverable upon conversion of one share of Series B Preferred Stock shall be one and one-half (1.5) shares of Common Stock, provided, however, in the event that while shares of Series B Preferred Stock are held by Bank of America, N.A. or a nominee thereof the Company issues new shares of equity securities to investors for new funding and a portion of the proceeds is used to make a reduction in the outstanding principal amount of the Company's Term Loan, the conversion ratio shall be adjusted as follows:

Term Loan Paydown	Conversion Ratio	Pre-Conversion Equity	No. Shares Of Common
$0	**1.5:1**	**16.30%**	**1,500,000**
$1.0 million	1.4:1	15.22%	1,400,000
$1.5 million	1.3:1	14.13%	1,300,000
$2.0 million	1.2:1	13.04%	1,200,000
$2.5 million	1.0:1	10.87%	1,000,000
$3.0 million	0.5:1	5.43%	500,000

For the purposes of this Section 7(a), the "Term Loan" shall mean the term loan payable to Bank of America, N.A. in the original principal amount of $4,903,874.69, due March 31, 2003, evidenced by a Term Loan Note dated March 6, 2002, as such term loan note may be amended, modified, renewed or replaced.

(b) Exercise of Conversion Privilege. Each holder of outstanding shares of Series B Preferred Stock may exercise the conversion right provided in paragraph (a) above as to all or any portion of the shares he holds by delivering to the Company during regular business hours, at the principal office of the Company or at such other place as may be designated in writing by the Company, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank or endorsed or assigned to the Company (if required by it), accompanied by written notice stating that the holder elects to convert such shares and stating the name or names (with address and applicable social security or other tax identification number) in which the certificate or certificates for shares of Common Stock are to be issued. Conversion shall be deemed to have been effected on the date (the "Conversion Date") when such delivery is made. As promptly as practicable thereafter the Company shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Company, a certificate or certificates for the number of shares of Common Stock to which he is entitled and a check or other order for the payment of cash due with respect to any fraction of a share, as provided in paragraph (c) below. The person in whose name the certificate or certificates for shares of Common Stock are to be issued shall be deemed to have become a shareholder of record on the Conversion Date, unless the transfer books of the Company are closed on that date, in which event he shall be deemed to have become a shareholder of record on the next succeeding date on which the transfer books are open; but the Conversion Price shall be that in effect on the Conversion Date.

(c) No Fractional Shares. The Company shall not be required to issue fractional shares of Common Stock upon conversion of shares of Series B Preferred Stock. If more than one share of Series B Preferred Stock shall be surrendered for conversion at any time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the total number of shares of Series B Preferred Stock so surrendered. If any fractional interest in a share of Common Stock would be deliverable upon conversion, the Company shall make an adjustment therefor in cash based on the Current Market Value of one share of Common Stock on the Conversion Date. The "Current Market Value" for purposes of this paragraph shall be determined as set forth in Section 2(b), except that each reference to "Quarterly Dividend Payment Date" in Section 2(b) shall mean "Conversion Date" for purposes of this paragraph.

(d) Taxes Payable on Conversion. The issuance of shares of Common Stock on conversion of outstanding shares of Series B Preferred Stock shall be made by the Company without charge for expenses or for any tax in respect of the issuance of such shares of Common Stock, but the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in any name other than that of the holder of record on the books of the Company of the outstanding shares of Series B Preferred Stock converted, and the Company shall not be required to issue or deliver any certificate for shares of Common Stock unless and until the person requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(e) Conversion Price Adjustments. The Conversion Price of the Series B Preferred Stock shall be subject to adjustment from time to time as follows:

(i) (A) If the Company shall issue any Additional Stock (as defined below) without consideration or for a consideration per share that is less than the Market Price in effect immediately prior to the issuance of such Additional Stock, the Conversion Price shall forthwith (except as otherwise provided in this clause (i)) be adjusted as to equal the price determined by the following formula:

$$NP = OP \times \frac{(P \times N) + C}{(P \times (N + n))}$$

where

NP = new Conversion Price,

OP = old Conversion Price,

P = Market Price in effect immediately prior to the issuance of Additional Stock,

N = the number of shares of Common Stock outstanding immediately prior to the issuance of Additional Stock (including for this purpose the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the Conversion Price in effect immediately prior to such issuance),

C = the aggregate consideration to be received by the Company for the Additional Stock, and

n = the number of shares of Additional Stock to be issued.

The "Market Price" shall mean the Current Market Value as defined in Section 2(b) hereof, with the date of measurement under sub-clauses (i) to and including (v) of Section 2(b) being, for the purposes of this Section 7(e), the third Business Day prior to the Issuance Date of such Additional Stock rather than the third Business Day prior to the Quarterly Dividend Payment Date.

(B) No adjustment of the Conversion Price for the Series B Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments that are thereby not required to be made shall be carried forward and shall be taken into account in any subsequent adjustment. Except to the limited extent provided for in Subsection 7(e)(i)(E)(3), no adjustment of the Conversion Price pursuant to this Subsection 7(e)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts , commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities (which are not excluded from the definition of Additional Stock), the following provisions shall apply:

(1) subject to subparagraph (4) below, the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Subsections 7(e)(i)(C) and 7(e)(i)(D)), if any, received by the Company upon the issuance of such options or rights plus the additional consideration, if any, to be received by the Company upon the exercise of such options or rights for the Common Stock covered thereby;

(2) subject to subparagraph (4) below, the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and the subsequent conversion or exchange thereof shall be deemed to have been issued at the time such convertible or exchangeable securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such convertible or exchangeable securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Company upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Subsections 7(e)(i)(C) and 7(e)(i)(D));

(3) in the event of any increase in the number shares of Common Stock deliverable upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment that was made upon the issuance of such options, rights or securities not converted prior to such change or the options or rights related to such securities not converted prior to such change been made upon the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise of any such options or rights or the conversion or exchange of such securities; and

(4) upon the expiration of any such options or rights, the termination of any such right s to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment that was made upon the issuance of such options, rights or securities or options or rights related to such securities been made upon the basis of the issuance of only the number of shares of Common

Stock actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Subsection 7(e)(i)(E)) on any date ("Issuance Date"), other than:

(A) Common Stock issued pursuant to a transaction described in Subsection 7(e)(iii) hereof,

(B) Common Stock issuable or issued to directors, employees or consultants of the Company directly or pursuant to a stock option or other plan,

(C) Common Stock issued or issuable upon conversion of any outstanding Series B Preferred Stock, and

(D) Common Stock issued in an Approved Transaction.

(iii) If the Company should at any time or from time to time after the Issuance Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), the applicable Conversion Price of the Series B Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series B Preferred Stock shall be increased in proportion to such increase of outstanding shares.

(iv) If the number of shares of Common Stock outstanding at any time after the Issuance Date is decreased by a combination or reverse stock split of the outstanding shares of Common Stock, then, following the record date of such combination or reverse stock split, the applicable Conversion Price of the Series B Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Series B Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(v) In case of any consolidation or merger of the Company with or into another corporation or the conveyance of all or substantially all of the assets of the Company to another corporation, adequate provision shall be made by the Company or by the successor or purchasing business entity so that each share of Series B Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion of such Series B Preferred Stock immediately before the effectiveness of such consolidation, merger or conveyance, would have been entitled upon such consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the Board of Directors of the Company) shall be made in the application of the provisions herein set forth with respect to changes in and other adjustment of the Conversion Price of the Series B Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series B Preferred Stock.

(f) Other Distributions. If the Company shall declare a distribution payable to holders of Common Stock in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not referred to in Subsection 7(e) (iii), then, in each such case for the purpose of this Subsection 7(f), the holders of the Series B Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Company into which their shares of Series B Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

(g) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination, merger, sale of assets or other transaction provided for elsewhere in this Section 7), provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Common Stock deliverable upon conversion immediately before the effectiveness of such recapitalization would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the holders of the Series B Preferred Stock after the recapitalization to the end that the provisions of this Section 7 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series B Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(h) No Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 7 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Stock against impairment.

(i) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series B Preferred Stock pursuant to this Section 7, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series B Preferred Stock, by first class mail, postage prepaid, a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement setting forth (A) the consideration received or to be received by the Company for any Additional Stock, (B) the Conversion Price then in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Series B Preferred Stock.

(j) Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Series B Preferred Stock, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(k) Notices. Any notice required by the provisions of this Section 7 to be given to the holder of shares of Series B Preferred Stock shall be deemed given when personally delivered to such holder or five business days after the same has been deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.

(l) Effect of Conversion After Certain Record Dates. If any shares of Series B Preferred Stock are converted into shares of Common Stock after the record date for the happening of any of the events described in subparagraphs (i), (ii) or (iii) of Section 7(e) but before the happening of such event the Company may defer, until the happening of such event, (i) issuing to the holder of shares of Series B Preferred Stock so converted the shares of Common Stock which he is entitled to receive because of the adjustments required pursuant to any such subparagraph and (ii) paying to such holder any cash in lieu of a fractional share pursuant to this Section 7.

(m) Reservation of Stock Issuable on Conversion. Shares of Common Stock issued on conversion of shares of Series B Preferred Stock shall be issued as fully paid shares and shall be nonassessable by the Company. The Company shall, at all times, reserve and keep available for the purpose of effecting the conversion of the outstanding shares of Series B Preferred Stock such number of its duly authorized shares of Common Stock as shall be sufficient to effect the conversion of all of the outstanding shares of Series B Preferred Stock.

Section 8. Approved Transactions. As used in Sections 3, 4, 6 and 7 of this Certificate, the term "Approved Transaction" shall mean any transaction entered into by the Company which results in the issuance of shares of the Company's capital stock (or securities convertible into or exchangeable or exercisable for shares of capital stock) to a third party so long as such transaction shall have been approved or consented to, in either case in writing, by a majority of the holders of the outstanding shares of Series B Preferred Stock. The approval of or consent to such transaction shall be deemed to have been given by such holders of a majority of the Series B Preferred Stock if such holders shall have received a Third Party Opinion customary in form and substance that the transaction is fair to the Company from a financial point of view not less than five business days prior to the closing of such transaction. The term "Third Party Opinion" shall mean a fairness opinion addressed to the Company's Board of Directors and the holders of a majority of the Series B Preferred Stock from a nationally recognized investment banking firm selected by the Company which selection shall be subject to the approval of the holders of a majority of the Series B Preferred Stock.

Section 9. Transfer Restrictions. The holder of any shares of Series B Preferred Stock shall not transfer or purport to transfer any such shares unless he shall have given to the Company, through its Secretary, at least fifteen (15) business days' written notice of the proposed transfer, the number of shares proposed to be transferred, the price at which the proposed transfer is to be made, and the name of the prospective transferee. During such fifteen (15) business days, the Company shall have the sole option to exercise its right of redemption consistent with the terms of Section 5 of this Certificate.

IN WITNESS WHEREOF, Comdial Corporation has caused this Certificate of Designation to be duly executed by Nickolas A. Branica, its President, and attested to by Paul K. Suijk, its Secretary, and has caused the corporate seal to be affixed hereto, this 6th day of March, 2002.

COMDIAL CORPORATION

By: /s/ Nickolas A. Branica

President

ATTEST:

/s/ Paul K. Suijk

Secretary

(Corporate Seal)

1037123v4

EXHIBIT 10.29

[EXECUTION COPY]

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT ("Agreement") is entered into this 6th day of March, 2002, by and between COMDIAL CORPORATION, a Delaware corporation (the "Company") and BANK OF AMERICA, N.A., a national banking association (the "Bank").

WHEREAS, pursuant to that certain Preferred Stock Investment Agreement dated on an even date herewith (the "Investment Agreement") by and between the Company and the Bank, whereby among other things the Bank is exchanging $10,000,000 of outstanding debt owed by the Company into shares of the Company's Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock, par value $10.00 per share (the "Preferred Stock").

WHEREAS, as a condition to their willingness to enter into the Investment Agreement, the Bank desires that the Company grant certain registration rights with respect to the Common Stock which they may acquire upon conversion of the Preferred Stock.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Bank and the Company hereby agree as follows:

1. Definitions.

As used herein:

(a) Exchange Act. The term "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(b) Holder. The term "Holder" means the Bank and all other Persons holding Registrable Securities so long as the Bank or such other Persons holds Registrable Securities.

(c) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement.

(d) Person. The term "Person" shall have the meaning set forth in Section 2(2) of the Securities Act.

(e) Preferred Stock. The term "Preferred Stock" shall have the meaning set forth in the recitals above.

(f) Prospectus. The term "Prospectus" shall have the meaning set forth in Section 2(10) of the Securities Act.

(g) Registrable Securities. The term "Registrable Securities" means (i) all shares of Common Stock issued or issuable pursuant to the conversion of the Preferred Stock and (ii) any shares of the Common Stock of the Company or other securities issued in connection with any stock split, stock dividend, recapitalization or similar event relating to the foregoing; excluding in all cases, however, any Registrable Securities sold to the public pursuant to an effective Registration Statement or sold pursuant to Rule 144 (or successor provision) promulgated under the Securities Act.

(h) Registration Expenses. The term "Registration Expenses" shall mean any and all expenses incident to the performance of or compliance by the Company with this Agreement, including without limitation: (i) all SEC or National Association of Securities Dealers, Inc. (the "NASD") registration and filing fees, including, if applicable, the fees and expenses of any "qualified independent underwriter" (and its counsel) that is required to be retained by any Holder of Registrable Securities in accordance with the rules and regulations of the NASD, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of one counsel for any underwriters or Holder in connection with blue sky qualification of any of the Registrable Securities) and compliance with the rules of the NASD, (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus and any amendments or supplements thereto, and in preparing or assisting in preparing, printing and distributing any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, (iv) all rating agency fees, (v) the fees and disbursements of counsel for the Company and of the independent certified public accountants of the Company, including the expenses of any "cold comfort" letters required by or incident to such performance and compliance, (vi) the fees and expenses of any exchange agent or custodian, (vii) all fees and expenses incurred in connection with the listing, if any, of any of the Registrable Securities on any securities exchange or exchanges, (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with any Registration Statement, and (v) the reasonable fees and expenses of one special legal counsel for Holder.

(i) Registration Statement. The term "Registration Statement" shall mean any Registration Statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

(j) Securities Act. The term "Securities Act" means the Securities Act of 1933, as amended.

(k) SEC. The term "SEC" means the Securities and Exchange Commission.

2. Registration Rights.

(a) Demand Rights. If the Company receives written request from the Holder of the Registrable Securities that the Company file a Registration Statement covering the Registrable Securities, then the Company shall as soon as practicable after receipt of such request file a Registration Statement for a public offering of all Registrable Securities which the Holder requests to be registered (which offering may be an underwritten offering in the Company's sole discretion) and use its best efforts to cause such Registration Statement to become effective; provided that (i) the Company shall only be required to file up to four (4) such Registration Statements (other than on Form S-3 below) pursuant to this section and (ii) the amount of Registrable Securities to be registered shall be equal to or greater than the lesser of (A) 250,000 shares of Common Stock and (B) a number of shares having an anticipated aggregate public offering price (before underwriting discounts and commissions) of not less than $250,000.

(b) Piggyback Rights. If at any time or from time to time, the Company shall determine to register any Common Stock for public sale under the Securities Act (other than on a registration statement related to any employee benefit plan, acquisition or corporate reorganization or registration for foreign issuance or distribution) the Company will: (a) promptly give to the Holder written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify its Common Stock under the applicable blue sky or other state securities laws); and (b) use all commercially reasonable efforts to cause to be included in such registration under the Securities Act (and any related qualification under blue sky laws or other compliance) and in any underwriting involved therein on the same terms and conditions as the other securities included in such registration, all the Registrable Securities specified in a written request made within 30 days after receipt of such written notice from the Company by the Holder; except that, if, in connection with any offering, the managing underwriter (or, in case of an offering that is not underwritten, a nationally recognized investment banking firm) shall advise the Company in writing that there should be a limitation on the number of shares of Common Stock which may be included in the Registration Statement because, in its judgment, such limitation is necessary to effect an orderly public distribution that would not materially and adversely affect the offering price or market price of the Common Stock, then the Company shall be only obligated to include in such Registration Statement that number of Registrable Securities that is in excess of the number of shares of Common Stock the Company proposes to sell under the Registration Statement. If the registration is initiated by the Company for its own account, the Company shall not be required to reduce the number of shares of Common Stock to be offered by the Company in such Registration Statement for any reason.

(c) Form S-3. After the Company has qualified for the use of a Registration Statement on Form S-3, in addition to the rights contained in Section 2(a) above, the Holder shall have the right to request the Company use its best efforts to effect a registration of the Registrable Securities on Form S-3 (each such request to be in writing and to state the number of shares to be disposed of and the intended methods of disposition); provided, however, that the amount of Registrable Securities to be registered shall be equal to or greater than the lesser of (A) 250,000 shares of Common Stock and (B) a number of shares having an anticipated aggregate public offering price (before underwriting discounts and commissions) of not less than $250,000.

3. Effectiveness.

A Registration Statement pursuant to which any Registrable Securities are being offered will not be deemed to have become effective unless it has been declared effective by the SEC; provided, however, that if, after it has been declared effective, the offering of the Registrable Securities pursuant to such Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement will be deemed not to have been effective during the period of such interference, until the offering of Registrable Securities pursuant to such Registration Statement may legally resume. The

Company will be deemed not to have used best efforts to cause the Registration Statement to become, or to remain, effective during the requisite period if it voluntarily takes any action that would result in any such Registration Statement not being declared effective or that would result in the Holder not being able to offer and sell the Registrable Securities during that period unless such action is required by applicable laws and regulations or currently prevailing interpretations of the staff of the SEC. The Company shall use best efforts to maintain the effectiveness for up to 180 days (or such shorter period of time as the underwriters need to complete the distribution of the registered offering) of any Registration Statement pursuant to which any of the Registrable Securities are being offered, and from time to time will amend or supplement such Registration Statement and the Prospectus contained therein to the extent necessary to comply with the Securities Act and any applicable state securities laws or regulations. The Company shall also provide the Holder with as many copies of the Prospectus contained in any such Registration Statement as the Holder may reasonably request.

4. Expenses of Registration.

All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to this Agreement shall be borne by the Company. Except as provided herein, the Holder shall pay all underwriters' fees, discounts or commissions or transfer taxes, if any, relating to the sale or disposition of the Holder's Registrable Securities.

5. Registration Procedures.

In the case of each registration, qualification, or compliance effected by the Company pursuant to this Agreement, the Company will keep the Holder advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense, the Company will:

(a) Prepare and file with the SEC a Registration Statement with respect to such Registrable Securities as described in Section 2 and use its best efforts to cause such Registration Statement to become effective and to remain effective in accordance with Section 3 (provided that before filing a Registration Statement or Prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the Holder copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel);

(b) Prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and current for a period of not less than 180 days (plus any period during which Holders must refrain from selling pursuant to Section 5(f)) or such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof as set forth in such Registration Statement;

(c) Furnish to each selling Holder and to each managing underwriter, if any, (i) at least three (3) business day prior to filing with the SEC, any Registration Statement covering shares of Registrable Securities, and any amendment or supplement thereto, and any Prospectus, which documents will be subject to the reasonable review of the selling Holders and such underwriter, and, with respect to a Registration Statement prepared pursuant to Section 2(a), the Company shall not file any such documents with the SEC to which selling Holder shall reasonably object; and (ii) a copy of any and all transmittal letters or other correspondence with the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of shares of Registrable Securities;

(d) (i) Furnish to the Holder, and to each underwriter, if any, without charge, such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Holder or underwriters may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Holder; and (ii) consent to the use of the Prospectus or any amendment or supplement thereto by the Holder of Registrable Securities included in the Registration Statement in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto;

(e) Use its commercially reasonable best efforts to register or qualify such Registrable Securities under all applicable securities or blue sky laws of such jurisdictions of the United States by the time the applicable Registration Statement is declared effective by the SEC as the Holder and any underwriters reasonably request in writing and do any other related acts which may be reasonably necessary or advisable to enable the Holder and underwriters to consummate the disposition in such jurisdictions of the Registrable Securities; provided, however, that the Company shall not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 5(e), (ii) file *any general consent to service of process in any jurisdiction where it would not* otherwise be subject to such service of process, or (iii) subject itself to taxation in any such jurisdiction if it is not then so subject;

(f) Notify the Holder, its counsel, and the managing underwriters, if any, promptly, and promptly confirm such notice in writing, (i) at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which, or the fact that, the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the reasonable request of a majority of the Holders, the Company will prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; (ii) when a Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (iii) of any request by the SEC or any state securities authority for amendments and supplements to a Registration Statement or Prospectus or for additional information after the Registration Statement has become effective, (iv) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the qualification of the Registrable Securities or the initiation of any proceedings for that purpose, (v) if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Company contained in any purchase agreement, securities sales agreement or other similar agreement, if any, cease to be true and correct in all material respects, and (vi) the Company's reasonable determination that a post-effective amendment to the Registration Statement would be appropriate;

(g) If applicable, use its best efforts to cause all such Registrable Securities to be listed or quoted on each securities exchange or interdealer quotation system on which similar securities issued by the Company are then listed or quoted;

(h) Provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;

(i) Enter into such customary agreements (including underwriting agreements on customary terms) and take all such other actions as the selling Holders or the underwriters, if any, reasonably requests in order to expedite or facilitate the disposition of such Registrable Securities;

(j) Obtain for delivery to the Company and the managing underwriters, if any, with copies to the Holders of the Registrable Securities being registered, a comfort letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the Holders shall reasonably request, dated the effective date of the Registration Statement and brought down to the closing;

(k) If necessary, obtain a CUSIP number for the Registrable Securities not later than the effective date of the Registration Statement; and

(l) Make available for inspection by the selling Holder, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or any other agent retained by the Holder or any such underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by the Holder, any such underwriter, attorney, accountant or agent in connection with such Registration Statement.

(m) Cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends and registered in such names as the Holder or the underwriters may reasonably request at least two Business Days prior to the closing of any sale of Registrable Securities pursuant to such Registration Statement;

(n) As expeditiously as possible, upon the occurrence of any circumstance contemplated by Section 5(f)(i), 5(f)(iii), 5(f)(iv), or 5(f)(v) hereof, use best efforts to prepare a supplement or post-effective amendment to such Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and to notify the Holder to suspend use of the Prospectus as promptly as practicable after the occurrence of such an event, and the Holder hereby agrees to suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission;

(o) Cooperate with each seller of Registrable Securities covered by any Registration Statement and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD;

(p) Make "generally available to its security holders" (within the meaning of Rule 158 of the Securities Act) an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder no later than 45 days after the end of the 12-month period beginning with the first day of the Company's first fiscal quarter commencing after the effective date of the Registration Statement, which earnings statement shall cover said 12-month period; and

(q) Use best efforts to take all other steps necessary to effect the registration of the Registrable Securities covered by a Registration Statement contemplated hereby.

6. Indemnification and Contribution.

(a) In connection with any Registration Statement, the Company shall indemnify and hold harmless the Holder and each underwriter who participates in an offering of the Registrable Securities, each Person, if any, who controls any of such parties within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each of their respective directors, officers, employees and agents, as follows:

(i) from and against any and all loss, liability, claim, damage and expense whatsoever, joint or several, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) covering Registrable Securities, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) from and against any and all loss, liability, claim, damage and expense whatsoever, joint or several, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any court or governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the prior written consent of the Company; and

(iii) from and against any and all expenses whatsoever, as incurred (including reasonable fees and disbursements of counsel chosen by Holder or any underwriter (except to the extent otherwise expressly provided in Section 6(c) hereof)), incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any court or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) of this Section 6(a);

provided, however, that (i) this indemnity does not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission with respect to a Holder made in reliance upon and in conformity with written information furnished in writing to the Company by the Holder, or any underwriter with respect to the Holder, or any underwriter, as the case may be, expressly for use in a Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto) and (ii) the Company shall not be liable to the Holder, any underwriter or controlling Person, with respect to any untrue statement or alleged untrue statement or omission or alleged omission in any preliminary Prospectus to the extent that any such loss, liability, claim, damage or expense of the Holder, any underwriter or controlling Person results from the fact that the Holder or any underwriter, sold Registrable Securities to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final Prospectus as then amended or supplemented if the Company had previously furnished copies thereof to the Holder or any underwriter or controlling Person and the loss, liability, claim, damage or expense of the Holder or underwriter, or controlling Person results from an untrue statement or omission of a material fact contained in the preliminary Prospectus which was corrected in the final Prospectus. Any amounts advanced by the Company to an indemnified party pursuant to this Section 6 as a result of such losses shall be returned to the Company if it shall be finally determined by such a court in a judgment not subject to appeal or final review that such indemnified party was not entitled to indemnification by the Company.

(b) It shall be a condition to the obligation of the Company to effect a registration of Registrable Securities under the Securities Act pursuant hereto that each seller of Registrable Securities, severally and not jointly, indemnifies and holds harmless the Company, any underwriter and each of their respective directors, officers (including each officer of the Company who signed the Registration Statement), employees and agents, any underwriter or any other selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all loss, liability, claim, damage and expense whatsoever described in the indemnity contained in Section 6(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in a Registration Statement or any Prospectus in reliance upon and in conformity with written information furnished to the Company by such selling Holder with respect to such Holder expressly for use in such Registration Statement, or any such Prospectus; provided that the liability of each seller of Registrable Securities pursuant to this Section 6(b) shall not exceed an amount equal to the net proceeds of the sale of Registrable Shares sold pursuant to such registration statement that are received by or for the benefit of such seller of Registrable Securities.

(c) Each indemnified party shall give prompt notice to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, enclosing a copy of all papers properly served on such indemnified party, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability which it may have under this Section 6, except to the extent that it is materially prejudiced by such failure. An indemnifying party may participate at its own expense in the defense of such action, or, if it so elects within a reasonable time after receipt of such notice, assume the defense of any suit brought to enforce any such claim; but if it so elects to assume the defense, such defense shall be conducted by counsel chosen by it and approved by the indemnified party or parties, which approval shall not be unreasonably withheld. In the event that an indemnifying party elects to assume the defense of any such suit and retain such counsel, the indemnified party or parties shall bear the fees and expenses of any additional counsel thereafter retained by such indemnified party or parties; provided, however, that the indemnified party or parties shall have the right to employ counsel (in addition to local counsel) to represent the indemnified party or parties who may be subject to liability arising out of any action in respect of which indemnity may be sought against the indemnifying party if, in the reasonable judgment of counsel for the indemnified party or parties, there may be legal defenses available to such indemnified party or parties which are different from or in addition to those available to the indemnifying party, in which event the fees and expenses of appropriate separate counsel shall be borne by the indemnifying party. In no event shall the indemnifying parties be liable for the fees and expenses of more than one counsel (in addition to local counsel), separate from its own counsel, for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release in form and substance satisfactory to the indemnified parties of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) In order to provide for just and equitable contribution in circumstances under which any of the indemnity provisions set forth in this Section 6 is for any reason held to be unavailable to the indemnified parties although applicable in accordance with its terms, the Company and the Holder shall contribute to the aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by such indemnity agreement incurred by the Company and the Holder, as incurred; provided, that no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person that was not guilty of such fraudulent misrepresentation. As between the Company and the Holder, such parties shall contribute to such aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by such indemnity agreement in such proportion as shall be appropriate to reflect the relative fault of the Company, on the one hand, and the Holder, on the other hand, with respect to the statements or omissions which resulted in such loss, liability, claim, damage or expense, or action in respect thereof, as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Holder, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or by or on behalf of the Holder, on the other, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section 6 were to be determined by pro rata allocation or by any other method of allocation that does not take into account the relevant equitable considerations. For purposes of this Section 6, each affiliate of the Holder, and each director, officer, employee, agent and Person, if any, who controls a Holder or such affiliate within the meaning of Section 15 of the Securities Act or

Section 20 of the Exchange Act shall have the same rights to contribution as the Holder, and each director of the Company, each officer of the Company who signed the Registration Statement, and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company.

(e) The obligations of the Company and the Holders under this Section 6 shall survive the completion of an offering of Registrable Securities pursuant to a Registration Statement. Notwithstanding the foregoing, to the extent that the indemnification and contribution provisions contained in the underwriting agreement executed in connection with such Registration Statement conflict with the foregoing provisions, the provisions in such underwriting agreement shall control; provided that the Company will use its reasonable best efforts to negotiate terms of indemnification that are reasonably favorable to the various sellers pursuant thereto, as appropriate under the circumstances.

(f) The indemnity agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party and shall survive the transfer of the Registrable Shares by any such party.

(g) The indemnification and contribution required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

7. Information by Holder.

The Holder of Registrable Securities included in any registration shall furnish to the Company such written information regarding Holder and the distribution proposed by Holder as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification, or compliance referred to in this paragraph. The Company hereby acknowledges and agrees that, unless otherwise expressly agreed to in writing by a seller of Registrable Securities to the contrary, for all purposes of this Agreement the only information furnished or to be furnished to the Company for use in any such registration statement, preliminary, final or summary prospectus or amendment or supplement thereto are statements specifically relating to (i) transactions between such seller of Registrable Securities and its affiliates, as that term is defined in Rule 12b-2 of the Exchange Act ("Affiliates"), on the one hand, and the Company, on the other hand; (ii) the beneficial ownership of shares of the Company's Common Stock by such seller of Registrable Securities and its Affiliates and (iii) the name and address of such seller of Registrable Securities. If any additional information about such seller of Registrable Securities or the plan of distribution (other than for an underwritten offering) is required by law to be disclosed in any such document, then such seller shall not unreasonably withhold its agreement referred to in the immediately preceding sentence.

8. Postponement Rights.

The Company shall have the right to postpone the filing (or suspend the effectiveness) of any Registration Statement for a period of not in excess of 60 days if (A) the Company would, in the opinion of its counsel, be required to disclose in such registration statement a material business situation, transaction or negotiation affecting the Company not otherwise then required by law to be publicly disclosed and (B) in the good faith judgment of the Board of Directors of the Company, such disclosure would materially and adversely affect such business situation, transaction or negotiation; provided that the Company will promptly deliver evidence of such determination by the Board of Directors of the Company to each Holder which shall have requested to join in such registration pursuant to Section 2; provided, further, that the aggregate number of days of postponements and suspensions hereunder shall not exceed 60 days during any twelve (12) month period. The Company shall give prompt notice to each Holder of the end of any delay period hereunder. If the Company shall give any notice of postponement or suspension of any Registration Statement, the Company shall not, during the period of such postponement or suspension, register any shares of the Company's Common Stock, other than pursuant to a registration statement on Form S-4 or S-8 (or an equivalent registration form then in effect). If the Company shall give any notice of postponement of the filing or suspension of the effectiveness of a Registration Statement, the Company shall, at such time as the reason that caused such postponement or suspension no longer exists (but in no event later than 60 days after the date of the postponement or suspension), use its best efforts to effect the registration under the Securities Act of the Registrable Securities covered by the postponed or suspended Registration Statement. If the Company shall postpone or suspend the filing of any Registration Statement, the Holder or Holders who delivered the demand pursuant to Section 2(a) shall have the right to withdraw the demand for such registration by giving notice to the Company within 20 days of the notice of postponement or suspension. In the event that the demand is withdrawn, such demand shall not be counted for purposes of determining the number of registrations to which Holders are entitled hereunder.

9. Limitations on Subsequent Registration Rights.

Except in the case of an "Approved Transaction" as defined in Section 8 of the Company's Certificate of Designation establishing the Preferred Stock, the Company shall not grant to any holder of securities of the Company any registration rights which have a priority greater than or equal to those granted to Holders of Registrable Securities pursuant to Section 2 without the prior written consent of the Holders of at least a majority of the aggregate outstanding Registrable Securities, voting as a single group.

10. No Preferred Stock Registration Rights.

Nothing in this Agreement shall be construed to impose on the Company any obligations or duties as to the registration of the Preferred Stock; provided that holders of Preferred Stock shall be entitled to initiate or participate in a registration pursuant to Section 2 with respect to shares of Common Stock issuable upon conversion of shares of Preferred Stock, which shares of Preferred Stock shall be converted into Common Stock on or before the date the Registration Statement is declared effective by the SEC.

11. Lock-Up Agreement.

Holder hereby agrees, so long as such Holder holds at least five percent (5%) of the Company's outstanding voting equity securities, that it shall not, to the extent requested by the managing underwriter of securities of the Company, sell or otherwise transfer or dispose of any Registrable Securities or other shares of stock of the Company then owned by such Holder (other than to donees, members or partners of the Holder who agree to be similarly bound) for up to 90 days following the date of the final prospectus in connection with any registration statement of the Company filed under the Securities Act; provided, however, that such agreement shall be applicable only to the registration statements of the Company that cover securities to be sold on the Company's behalf to the public in an underwritten offering but not to Registrable Securities sold pursuant to such registration statement; provided, further, that each officer and director who own equity securities of the Company also agrees to such restrictions. In addition, Holder agrees to execute an agreement, in the lead underwriter's standard form, reflecting the foregoing at the time of the underwritten offering. The provisions of this Section shall be binding upon any transferee or assignee of any Registrable Securities, whether or not such persons are entitled to registration rights pursuant to this Agreement.

12. Rule 144 Reporting Obligations.

With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, after such time as a public market exists for the Common Stock of the Company, the Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

(b) Use its best efforts to file with the Commission in a timely manner, taking into account any permitted extensions of filing deadlines, all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c) So long as Holder owns any Registrable Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time after 90 days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to the reporting requirements of the Exchange Act), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing Holder to sell any such securities without registration (at any time after the Company has become subject to the reporting requirements of the Exchange Act).

13. Legends.

Holder understands that the share certificates evidencing any Registrable Securities shall be endorsed with the following legends (in addition to any legends required under applicable state securities laws):

(a) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED."

(b) "THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF AN INVESTOR RIGHTS AGREEMENT AND A STOCKHOLDER AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER OR HIS PREDECESSOR IN INTEREST. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY."

(c) Any legend required to be placed thereon by any other applicable state securities laws and any other agreement between the parties hereto.

14. Specific Performance.

The parties agree that irreparable damage will result in the event that the obligations of the Company under this Agreement are not specifically enforced, and that any damages available at law for a breach of any such obligations would be inadequate. Therefore, the Holders of the Registrable Securities shall have the right to specific performance by the Company of the provisions of this Agreement, and appropriate injunctive relief may be applied for and granted in connection therewith. The Company hereby irrevocably waives, to the extent that it may do so under applicable law, any defense based on the adequacy of a remedy at law which may be asserted as a bar to the remedy of specific performance in any action brought against the Company for specific performance of this Agreement by the Holders of Registrable Securities. Such remedies and all other remedies provided for in this Agreement shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which may be available under this Agreement.

15. Termination of Obligations.

The right of Holder to request registration or inclusion in any registration pursuant to Section 2 hereof shall terminate on the earlier of (i) the date on which the Holders, collectively, cease to own Registrable Securities representing at least one percent (1%) of the outstanding Common Stock and (ii) seven years from the date of this Agreement. Notwithstanding the foregoing, the rights, duties and obligations of the Company and the Holders under Section 6 shall survive the termination of this Agreement.

16. Assignability.

This Agreement shall be binding upon and inure to the benefit of the respective heirs, successors and assigns of the parties hereto.

17. Changes in Capital Stock.

If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the shares as so changed.

18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to the conflict of laws provisions thereof.

19. Amendment.

Any modification, amendment or waiver of this Agreement or any provision hereof shall be in writing executed by the Holders of a majority of the then outstanding Registrable Securities and the Company. The Company shall provide prompt notice of any such modification, amendment or waiver to all Holders of the then outstanding Registrable Securities. Any amendment effected in accordance with this Section 19 shall be binding upon the Company, the Bank, and each other Holder of Registrable Securities.

20. Severability.

In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

21. Successors and Assigns.

This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of the Bank, including, without limitation and without the need for an express assignment, subsequent Holders. If any transferee of Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities, such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such Person shall be entitled to receive the benefits hereof.

22. Notices.

Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective on (i) the date of delivery by facsimile, or (ii) the business day after deposit with a nationally-recognized courier or overnight service, including Express Mail, for United States deliveries or (iii) five (5) business days after deposit in the United States mail by registered or certified mail for United States deliveries. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth below such party's signature on this Agreement or at such other address as such party may designate by five (5) days advance written notice to the other parties hereto. All notices for delivery outside the United States will be sent by facsimile, or by nationally recognized courier or overnight service. Any notice given hereunder to more than one person will be deemed to have been given, for purposes of counting time periods hereunder, on the date given to the last party required to be given such notice. Notices to the Company will be marked to the attention of the Chief Financial Officer.

23. Attorneys' Fees.

If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

24. Entire Agreement.

This Agreement and the other writings referred to herein contain the entire understandings among the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings among the parties with respect to its subject matter.

25. Headings.

The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

26. Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

27. Further Assurances.

From and after the date of this Agreement, upon the request of a party, the other parties shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned Holder and the Company have executed this Agreement on the day and year first above written.

COMPANY: COMDIAL CORPORATION

By: /s/ Paul K. Suijk

Name: Paul K. Suijk

Title: Senior Vice President/Chief Financial Officer

HOLDER: BANK OF AMERICA, N.A.

By: /s/ Daniel Langelier

Name: Daniel Langelier

Title: Senior Vice President

#1038873 (Richmond)

EXHIBIT 10.30

PREFERRED STOCK

INVESTMENT AGREEMENT

dated as of

March 6, 2002

between

COMDIAL CORPORATION

and

BANK OF AMERICA, N.A.

TABLE OF CONTENTS

PREFERRED STOCK INVESTMENT AGREEMENT

THIS PREFERRED STOCK INVESTMENT AGREEMENT is made as of this 6th day of March, 2002, by and between COMDIAL CORPORATION, a Delaware corporation with an office at 106 Cattlemen Road, Sarasota, Florida 34232 (the "Company"), and BANK OF AMERICA, N.A., a national banking association with an office at 100 N. Tampa Street, Suite 1700, Tampa, Florida 33602 (the "Bank").

RECITALS

A. The Company and the Bank are parties to a Forbearance Agreement dated as of January 28, 2002, pursuant to which the Bank agreed to forbear from the exercise of certain of its rights and remedies under certain Loan Documents for a period of time to provide for discussions regarding the restructuring of the Indebtedness.

B. The Bank has agreed to restructure the Indebtedness on the condition that the Company, among other things, exchanges an amount of the Indebtedness equaling $10,000,000 in return for equity issued by the Company in the form of preferred stock.

C. Therefore, the Company has agreed to issue to the Bank, in consideration of the exchange of $10,000,000 of the Indebtedness, an aggregate of 1,000,000 shares of the Company's Series B Preferred Stock, on the terms and conditions set forth herein and in the Registration Rights Agreement of even date herewith between the Bank and the Company. The execution of this Agreement and the Registration Rights Agreement is a condition to the First Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

"144A Information" shall mean all information required by Rule 144A(d)(4)(i) of the rules and regulations promulgated under the Securities Act.

"Accredited Investor" shall have the meaning as such term is defined in Regulation D under the Securities Act.

"Affiliate" shall be as defined in Rule 12b-2 promulgated under the Exchange Act.

"Agreement" shall mean the Preferred Stock Investment Agreement made as of the 6th day of March, 2002, by and between Comdial Corporation and Bank of America, N.A.

"Approved Stock Option Plan" shall mean (i) any stock option plan, stock purchase plan or other stock-based incentive plan as such plan existed at the date of this Agreement or (ii) any stock option plan, stock purchase plan or stock based-incentive plan (or amendments to such plans) approved by the Board of Directors or the stockholders of the Company.

"Bank" shall mean Bank of America, N.A., a national banking association with an office at 100 N. Tampa Street, Suite 1700, Tampa, Florida 33602.

"Certificate" shall mean that Certificate of Designation of Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock of the Company dated as of March 6, 2002.

"Commission" shall mean the United States Securities Exchange Commission.

"Common Stock" shall mean the Bank's Common Stock, par value $.01 per Share.

"Company" shall mean Comdial Corporation, a Delaware corporation with an office at 106 Cattlemen Road, Sarasota, Florida 34232.

"Converted Common Stock" shall mean the Common Stock of the Company issuable or issued upon the conversion of shares of Series B Preferred Stock.

"Convertible Securities" shall mean any evidence of indebtedness, shares of capital stock (other than Common Stock) or other securities directly or indirectly convertible into or exchangeable for shares of Common Stock.

"Credit Agreement" shall mean the Amended and Restated Credit Agreement dated as of November 22, 2000, between the Bank and the Company, as now or hereafter amended.

"Dividended Common Stock" shall mean that Common Stock paid by the Company pursuant to Section 2(b) of the Certificate.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"First Amendment" shall mean the First Amendment to Amended and Restated Credit Agreement of even date herewith between the Bank and the Company.

"Forbearance Agreement" shall mean the Forbearance Agreement dated as of January 28, 2002, between the Bank and the Company.

"Indebtedness" shall have the meaning set forth in the Forbearance Agreement.

"Loan Documents" shall have the meaning set forth in the Credit Agreement.

"PORTAL" shall mean the National Association of Securities Dealers, Inc. system for Private Offerings Resales and Trading through Automated Linkages.

"Proposed Offering Notice" shall have the meaning set forth in Section 6.1 of the Agreement.

"Pro Rata Share" shall mean, as of a specified date, the percentage equal to the fraction, the numerator of which is the number of shares of Common Stock held by the Bank or issuable upon the conversion of Series B Preferred Stock held by the Bank as of such date, and the denominator of which is the sum of (i) the number of shares of Common Stock outstanding as of such date, plus (ii) the number of shares of Common Stock issuable upon the exercise or conversion, as applicable, of any convertible securities outstanding as of such date (but only to the extent such convertible securities are exercisable or convertible as of such date).

"Registration Rights Agreement" shall mean the Registration Rights Agreement of even date herewith between the Bank and the Company.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Series B Preferred Stock" shall mean the Company's Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock, par value $10.00 per share.

"Shares" shall mean any shares of, or securities convertible into or exercisable for any shares of, any class of the Company's capital stock.

"Transaction Documents" shall mean this Agreement, the Registration Rights Agreement and the First Amendment, each of even date herewith between the Bank and the Company.

ARTICLE 2
ISSUANCE AND DELIVERY OF SERIES B PREFERRED STOCK

2.1 Issuance of the Series B Preferred Stock. Upon execution of this Agreement, the Company, in consideration for the Bank's agreement to exchange $10,000,000 of the Indebtedness of the Company to the Bank as provided for in the First Amendment, shall issue to the Bank 1,000,000 shares of the Company's Series B Preferred Stock having the rights, restrictions, privileges and preferences set forth in the Certificate and as contained in this Agreement and the other Transaction Documents.

2.2 Delivery of Certificates. Subject to the execution and delivery of the other Transaction Documents and the satisfaction of all conditions precedent set forth in Section 33 of the First Amendment, the Company agrees to deliver to the Bank promptly following such execution and delivery of one or more certificates duly registered in the name of the Bank or such nominee as the Bank may have selected, and bearing a legend as contemplated by Article 4, Section (g) below.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Bank (which representations and warranties shall survive the execution and delivery of this Agreement):

3.1 Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and all other agreements contemplated hereby to which the Company is a party, including the Transaction Documents, the performance of all obligations of the Company hereunder and thereunder, the adoption of the Certificate and the authorization, sale and issuance (or reservation for issuance) of the Series B Preferred Stock and the shares of the Converted Common Stock, has been taken. This Agreement has been validly executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable in accordance with its terms.

3.2 Valid Issuance of Preferred and Common Stock. The shares of Series B Preferred Stock, when issued and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer, other than restrictions on transfer contemplated by this Agreement and the other Transaction Documents and under applicable state and federal securities laws. The shares of Converted Common Stock and Dividended Common Stock have been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Certificate, will be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer, other than restrictions on transfer contemplated by this Agreement and the other Transaction Documents and under applicable state and federal securities laws.

3.3 Private Placement Exemption. The offer, sale and issuance of the shares of Series B Preferred Stock contemplated by this Agreement and the Transaction Documents are intended to be exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and under any applicable blue sky laws. Neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.

3.4 Incorporation of Other Representations and Warranties. The representations and warranties of the Company set forth in Section 32 of the First Amendment are incorporated by reference into this Agreement with the same force and effect as if such representations and warranties were set forth verbatim herein.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE BANK

The Bank hereby represents and warrants to the Company as of the date hereof that:

(a) This Agreement has been duly and validly authorized, executed and delivered by the Bank and is a valid and binding agreement of the Bank enforceable in accordance with its terms.

(b) The Bank understands that the offer and sale of the Series B Preferred Stock is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and any applicable state securities or blue sky laws. (c) The Series B Preferred Stock to be acquired by the Bank pursuant to this Agreement is being acquired for its own account and not with a view to the resale or distribution of such Series B Preferred Stock or any interest therein other than in a transaction registered under or exempt from registration under the Securities Act.

(d) The Bank is an "Accredited Investor" as such term is defined in Regulation D under the Securities Act.

(e) The Bank has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Series B Preferred Stock and the Bank is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Series B Preferred Stock. The Bank understands that the Bank's investment in the Series B Preferred Stock involves a high degree of risk.

(f) The Bank has had access to the Company's annual report on Form 10-K for its most recent completed fiscal year, and all other reports or documents filed by the Company pursuant to the Exchange Act most recent completed fiscal year as well as all other materials relating to the current business, operations and financial condition of the Company, and has been given the opportunity to ask questions of, and receive satisfactory answers from, the Company concerning the terms and conditions of the Series B Preferred Stock and other related matters. To the Bank's knowledge, the Company has made available to the Bank or its agents all documents and information relating to an investment in the Series B Preferred Stock requested by or on behalf of the Bank.

(g) The Bank understands that the Series B Preferred Stock has not been and, except as provided for in the Registration Rights Agreement, are not being registered under the Securities Act or any state securities laws, and may not be offered, sold, pledged or otherwise transferred except as permitted pursuant to this Agreement or the Registration Rights Agreement.

(h) The Bank understands that the certificate(s) representing the Series B Preferred Stock and the Converted Common Stock shall bear a restrictive legend substantially in the form set forth in the Registration Rights Agreement and that the Company may instruct its transfer agent to not to effect the transfer of the legended securities unless the conditions specified in the legends are satisfied.

ARTICLE 5
PREEMPTIVE RIGHTS

5.1 Right to Purchase. Subject to the terms and conditions specified in this Article 5, the Company hereby grants to the Bank a right of purchase with respect to any future issuance or sale by the Company of its Shares. At any time the Company proposes to offer or sell any Shares, the Company shall first offer the Bank the right to acquire Shares in accordance with the following provisions:

(a) The Company shall deliver a Proposed Offering Notice to the Bank stating (i) its bona fide intention to offer such Shares, (ii) the number of such Shares to be offered and (iii) the price and other terms, if any, upon which it proposes to offer such Shares.

(b) Within five (5) business days after delivery of the Proposed Offering Notice, the Bank may elect, by delivering written notice to the Company, to purchase or acquire, at the price and on the other terms specified in the Proposed Offering Notice, up to an amount of Shares equal to the Bank's Pro Rata Share of the total number of Shares being offered by the Company such that, if the Bank exercised its right to purchase under this Section 5.1 in full, its Pro Rata Share of the newly issued Shares would not have changed from its Pro Rata Share prior to such issuance. Any purchase of Shares by the Bank shall close at the same time and upon the same general conditions imposed by the Company on the sale of Shares to all other parties.

5.2 Exceptions. Section 5.1 above shall not apply to: (i) the issuance or sale of any equity security by the Company pursuant to a bona fide public offering registered under the Securities Act; (ii) the issuance or sale of Common Stock or Convertible Securities pursuant to an Approved Stock Option Plan; (iii) the issuance of securities in connection with a bona fide business acquisition of the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; (iv) the issuance of Converted Common Stock upon conversion of the Series B Preferred Stock; (v) to stock splits, stock dividends or like transactions; or (vi) the issuance of securities in connection with the Company's restructuring plan.

ARTICLE 6
ASSIGNMENT AND AMENDMENT

6.1 Transfers; Third Party Beneficiaries. If any transferee of the Bank shall acquire shares of Series B Preferred Stock or Converted Common Stock representing at least 10% of the shares held by the Bank upon consummation of the matters contemplated by this Agreement and the other Transaction Documents in any manner, whether by operation of law or otherwise, other than pursuant to (i) a purchase of Converted Common Stock from the Bank in a public registered offering made pursuant to a registration statement filed by the Company and declared effective under the Securities Act; or (ii) from the Bank in a sale of Converted Common Stock by the Bank pursuant to Rule 144 under the Securities Act, such shares of Series B Preferred Stock and Converted Common Stock shall be held subject to all of the terms of this Agreement, and by taking and holding such shares such transferee shall be entitled to receive the benefits of this

Agreement and shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement.

6.2 Amendment. Any provision of this Agreement may be amended (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Bank (or any of its permitted successors or assigns) holding the majority of issued and outstanding shares of Series B Preferred Stock or the equivalent number (on an as-converted basis) of shares of Converted Common Stock. Any amendment effected in accordance with this Section 6.2 shall be binding upon the Company, the Bank, and each permitted successor or assignee.

ARTICLE 7
COVENANTS OF THE COMPANY

7.1 Access to Information. The Company agrees that:

(a) After the date hereof, the Bank shall be entitled to (i) receive all information made available to shareholders of the Company at the same time as such materials are distributed to its shareholders, (ii) meet on a quarterly basis with members of senior management at reasonable times and places, and (iii) have reasonable access to the Company's outside auditors, in each such case, for so long as the Bank and any of its affiliates beneficially own shares of the Series B Preferred Stock and/or shares of Converted Common Stock representing at least 50% of the shares held by the Bank upon consummation of the matters contemplated by this Agreement and the other Transaction Documents.

(b) The Bank agrees that any nonpublic information furnished to the Bank pursuant to this Section 7.1 shall be deemed confidential information and shall not be used by it as the basis for any market transactions in the securities of the Company unless and until such information is made generally available to the public. The Bank further agrees that it will, upon learning that disclosure of such information is sought by a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the information deemed confidential.

7.2 Reservation of Shares of Common Stock. For so long as any of the shares of Series B Preferred Stock are outstanding, the Company shall keep reserved for issuance a sufficient number of shares of Common Stock to satisfy its conversion obligations under the Certificate.

7.3 Bylaws. The Company shall at all times cause its Bylaws to provide that, (a) unless otherwise required by the laws of the State of Delaware, the holders of at least fifty percent (50%) of the issued and outstanding shares of Series B Preferred Stock shall be entitled to call a special meeting of the Board of Directors or stockholders of the Company and (b) the number of directors fixed in accordance therewith shall in no event conflict with any of the terms or provisions of the Series B Preferred Stock as set forth in the Certificate. The Company shall at all times maintain provisions in its Bylaws or Certificate of Incorporation indemnifying all directors against liability and absolving all directors from liability to the Company and its stockholders to the maximum extent permitted under the laws of the State of Delaware.

7.4 Exchange Act Reports. The Company covenants and agrees that, commencing on the date of this Agreement, and for so long as the Bank holds any shares of Series B Preferred Stock and/or shares of Converted Common Stock of the Company, the Company will prepare and file with the Commission on a timely basis all documents or amendments required under the Exchange Act and the applicable rules and regulations of the Commission thereunder. The Company further covenants and agrees that it will provide the Bank a copy of each such filing immediately following its filing, and as many additional copies as the Bank shall reasonably request.

7.5 Additional Financial Information. At all times, if any, during which the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and the Bank holds any shares of Series B Preferred Stock and/or shares of the Converted Common Stock, the Company will:

(a) Annual Reports. Furnish to the Bank, as soon as practicable, and in any event within ninety (90) days after the end of each fiscal year of the Company, a Balance Sheet as of the end of such fiscal year, a Statement of Income and a Statement of Cash Flows of the Company for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year (if any), all prepared in accordance with generally accepted accounting principles and audited by an independent certified public accounting firm suitable to the Bank;

(b) Quarterly Reports. Furnish to the Bank as soon as practicable, and in any case within thirty (30) days of the end of each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), quarterly and year-to-date unaudited financial statements, including an unaudited Balance Sheet, an unaudited Statement of Income and an unaudited Statement of Cash Flows, together with a comparison to the Company's operating plan and budget and statements of the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller of the Company explaining any significant differences in the statements from the Company's operating plan and budget for the quarter covered and stating that such statements fairly present the financial position and financial results of the Company for the quarter covered.

(c) Confidentiality. The Bank agrees to hold all information received pursuant to this Section 7.5 in confidence, and not to use or disclose any of such information to any third party, except to the extent such information may be made publicly available by the Company; provided, however, that the Bank may, in the ordinary course of business, provide the financial results of the Company to third parties in the same manner such information is provided by the Bank with respect to their portfolio companies; provided, further, however, that the Bank shall obtain the prior written consent of the Company before making any such disclosure, which consent shall not be unreasonably withheld.

(d) Other Information. The Company shall provide such other financial data and operational information as may reasonably be requested by the Bank.

7.6 Rule 144A Information, PORTAL. At all times during which the Company is neither subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, the Company covenants and agrees that it will provide in written form, upon the written request of the Bank, or a prospective purchaser of securities of the Company from the Bank, all information required by Rule 144A(d)(4)(i) of the rules and regulations promulgated under the Securities Act. The Company further agrees, upon written request, to cooperate with and assist the Bank and any member of the National Association of Securities Dealers, Inc. system for Private Offerings Resales and Trading through Automated Linkages ("PORTAL") in applying to designate and thereafter maintaining the eligibility of the Company's securities for trading through PORTAL. With respect to each, the Company's obligations under this Section 7.6 shall at all times be contingent upon the Bank's obtaining from a prospective purchaser an agreement, in form and substance reasonably satisfactory to the Company, to use its commercially reasonable efforts to safeguard the 144A Information from disclosure to anyone other than employees of the prospective purchaser who require access to the 144A Information for the sole purpose of evaluating its purchase of the Company's securities.

7.7 Rule 144 Reporting. To make available the benefits of certain rules and regulations of the Commission permitting the sale of the Series B Preferred Stock or the Converted Common Stock to the public without registration with the Commission, the Company agrees that for so long as its Common Stock shall be registered under Section 12 of the Exchange Act, it will:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(b) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) so long as the Bank or any permitted transferee or assignee holds any Series B Preferred Stock or the Converted Common Stock, furnish to the holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a holder to sell any such securities without registration (at any time after the Company has become subject to the reporting requirements of the Exchange Act).

ARTICLE 8
GENERAL PROVISIONS

8.1 Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if deposited in the U.S. mail by registered or certified mail, return receipt requested, postage prepaid, as follows:

(a) if to the Bank, at:	Bank of America, N.A. 100 N. Tampa Street Suite 1700 Tampa, Florida 33602 Attention: Daniel Langelier
with a copy to: (which shall not constitute notice hereunder)	Troutman Sanders LLP 1111 East Main Street P.O. Box 1122 Richmond, Virginia 23218-1122 Attention: Thomas E. duB. Fauls, Esquire
(b) if to the Company, at:	Comdial Corporation 106 Cattlemen Road Sarasota, Florida 34232 Attention: Paul K. Suijk
with a copy to: (which shall not constitute notice hereunder)	Shumaker, Loop & Kendrick, LLP 101 E. Kennedy Boulevard, Suite 2800 Tampa, Florida 33602 Attention: Darrell C. Smith, Esquire

Any party hereto (and such party's permitted assigns) may by notice so given change its address for future notices hereunder. Notice shall conclusively be deemed to have been given when personally delivered or when deposited in the mail in the manner set forth above.

8.2 Entire Agreement. This Agreement, together with the other Transaction Documents, constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

8.3 Governing Law. This Agreement shall be governed by a construed exclusively in accordance with the internal laws of the Commonwealth of Virginia, excluding that body of law relating to conflict of laws and choice of law.

8.4 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

8.5 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

8.6 Successors and Assigns. Subject to the provisions of Section 6.1, provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.

8.7 Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

8.8 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

8.9 Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

8.10 Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Series B Preferred Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

8.11 Aggregation of Stock. All shares held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement as of the date and year first above written.

THE COMPANY:

COMDIAL CORPORATION
a Delaware corporation

By: /s/ Paul K. Suijk

Name: Paul K. Suijk

Title: Senior Vice President/Chief Financial Officer

THE BANK:

BANK OF AMERICA, N.A.
a national banking association

By: /s/ Daniel Langelier

Name: Daniel Langelier

Title: Senior Vice President

#1037120v4

Exhibit 21

Subsidiaries of the Registrant

The following are the subsidiaries of the Registrant and all are incorporated in the State of Delaware, except as otherwise indicated:

Array Telecom Corporation
Aurora Systems, Inc.
Comdial Business Communications Corporation
Comdial Enterprises Systems, Inc.
Comdial Real Estate Co., Inc. (incorporated in the State of Maryland)
Comdial Telecommunications International, Inc.
Key Voice Technologies, Inc.

Exhibit 23.1

Consent of Independent Certified Public Accountants

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-53562 and 33-50124) pertaining to the 1992 Stock Incentive Plan and Comdial Corporation 401(k) Plan, respectively, of our report dated March 18, 2002, with respect to the consolidated financial statements and schedule of Comdial Corporation included in the Annual Report (Form 10-K) for the year ended December 31, 2001.

/s/ ERNST & YOUNG LLP

Tampa, Florida
March 28, 2002

Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33- 53562 and No. 333-50124 of Comdial Corporation on Form S-8 of our report dated April 10, 2001 appearing in the Annual Report on Form 10-K of Comdial Corporation for the year ended December 31, 2001.

/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
March 29, 2002

Exhibit 24

POWER OF ATTORNEY

I, Robert P. Collins, a duly elected Director of COMDIAL CORPORATION, a Delaware corporation, do hereby constitute and appoint Paul K. Suijk, Ralph R. Dyer, and Carla K. Luke, or any of them, my true and lawful attorneys-in-fact, each with full power of substitution, for me and in my name, place and stead, in any and all capacities (including without limitation, as Director of Comdial), to sign Comdial's Annual Report on Form 10-K for the year ended December 31, 2001, which is to be filed with the Securities and Exchange Commission, with all exhibits thereto, and any and all documents in connection therewith, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done, and hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof. This power of attorney shall not terminate upon my disability.

Dated: 03/27/02

/s/ Robert P. Collins
Robert P. Collins

Exhibit 24

POWER OF ATTORNEY

I, Nickolas A. Branica, a duly elected Director of COMDIAL CORPORATION, a Delaware corporation, do hereby constitute and appoint Paul K. Suijk, Ralph R. Dyer, and Carla K. Luke, or any of them, my true and lawful attorneys-in-fact, each with full power of substitution, for me and in my name, place and stead, in any and all capacities (including without limitation, as Director of Comdial), to sign Comdial's Annual Report on Form 10-K for the year ended December 31, 2001, which is to be filed with the Securities and Exchange Commission, with all exhibits thereto, and any and all documents in connection therewith, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done, and hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof. This power of attorney shall not terminate upon my disability.

Dated: 03/27/02

/s/ Nickolas A. Branica
Nickolas A. Branica

Exhibit 24

POWER OF ATTORNEY

I, David P. Berg, a duly elected Director of COMDIAL CORPORATION, a Delaware corporation, do hereby constitute and appoint Paul K. Suijk, Ralph R. Dyer, and Carla K. Luke, or any of them, my true and lawful attorneys-in-fact, each with full power of substitution, for me and in my name, place and stead, in any and all capacities (including without limitation, as Director of Comdial), to sign Comdial's Annual Report on Form 10-K for the year ended December 31, 2001, which is to be filed with the Securities and Exchange Commission, with all exhibits thereto, and any and all documents in connection therewith, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done, and hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof. This power of attorney shall not terminate upon my disability.

Dated: 03/27/02

/s/ David P. Berg
David P. Berg

Exhibit 24

POWER OF ATTORNEY

I, Sanford Schlitt, a duly elected Director of COMDIAL CORPORATION, a Delaware corporation, do hereby constitute and Paul K. Suijk, Ralph R. Dyer, and Carla K. Luke, or any of them, my true and lawful attorneys-in-fact, each with full power of substitution, for me and in my name, place and stead, in any and all capacities (including without limitation, as Director of Comdial), to sign Comdial's Annual Report on Form 10-K for the year ended December 31, 2001, which is to be filed with the Securities and Exchange Commission, with all exhibits thereto, and any and all documents in connection therewith, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done, and hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof. This power of attorney shall not terminate upon my disability.

Dated: 03/27/02

/s/ Sanford Schlitt
Sanford Schlitt